SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

09 November 2012

The Royal Bank of Scotland Group plc

Gogarburn
PO Box 1000
Edinburgh EH12 1HQ
Scotland
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X                                              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                                                 No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File Nos. 333-184147 and 333-184147-01) and to be a part thereof from the date which it was filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Contents (continued)

Forward-looking statements

Certain sections in this document contain ‘forward-looking statements’ as that term is defined in the United States Private Securities Litigation Reform Act of 1995, such as statements that include the words ‘expect’, ‘estimate’, ‘project’, ‘anticipate’, ‘believes’, ‘should’, ‘intend’, ‘plan’, ‘could’, ‘probability’, ‘risk’, ‘Value-at-Risk (VaR)’, ‘target’, ‘goal’, ‘objective’, ‘will’, ‘endeavour’, ‘outlook’, ‘optimistic’, ‘prospects’ and similar expressions or variations on such expressions.

In particular, this document includes forward-looking statements relating, but not limited to: the Group’s restructuring plans, divestments, capitalisation, portfolios, net interest margin, capital ratios, liquidity, risk weighted assets (RWAs), return on equity (ROE), profitability, cost:income ratios, leverage and loan:deposit ratios, funding and risk profile; discretionary coupon and dividend payments; certain ring-fencing proposals; sustainability targets; the Group’s future financial performance; the level and extent of future impairments and write-downs, including sovereign debt impairments; and the Group’s potential exposures to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity and equity price risk. These statements are based on current plans, estimates and projections, and are subject to inherent risks, uncertainties and other factors which could cause actual results to differ materially from the future results expressed or implied by such forward-looking statements. For example, certain market risk disclosures are dependent on choices about key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

Other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: global economic and financial market conditions and other geopolitical risks, and their impact on the financial industry in general and on the Group in particular; the ability to implement strategic plans on a timely basis, or at all, including the disposal of certain Non-Core assets and of certain assets and businesses required as part of the State Aid restructuring plan; organisational restructuring, including any adverse consequences of a failure to transfer, or a further delay in transferring, certain business assets and liabilities from RBS N.V. to RBS; the ability to access sufficient sources of liquidity and funding when required; deteriorations in borrower and counterparty credit quality; litigation, government and regulatory investigations including investigations relating to the setting of LIBOR and other interest rates; costs or exposures borne by the Group arising out of the origination or sale of mortgages or mortgage-backed securities in the United States; the extent of future write-downs and impairment charges caused by depressed asset valuations; the value and effectiveness of any credit protection purchased by the Group; unanticipated turbulence in interest rates, yield curves, foreign currency exchange rates, credit spreads, bond prices, commodity prices, equity prices and basis, volatility and correlation risks; changes in the credit ratings of the Group; ineffective management of capital or changes to capital adequacy or liquidity requirements; changes to the valuation of financial instruments recorded at fair value; competition and consolidation in the banking sector; the ability of the Group to attract or retain senior management or other key employees; regulatory or legal changes (including those requiring any restructuring of the Group’s operations) in the United Kingdom, the United States and other countries in which the Group operates or a change in United Kingdom Government policy; changes to regulatory requirements relating to capital and liquidity; changes to the monetary and interest rate policies of central banks and other governmental and regulatory bodies; changes in UK and foreign laws, regulations, accounting standards and taxes, including changes in regulatory capital regulations and liquidity requirements; the implementation of recommendations made by the Independent Commission on Banking (ICB) and their potential implications; impairments of goodwill; pension fund shortfalls; general operational risks; HM Treasury exercising influence over the operations of the Group; insurance claims; reputational risk; the ability to access the contingent capital arrangements with HM Treasury; the conversion of the B Shares in accordance with their terms; limitations on, or additional requirements imposed on, the Group’s activities as a result of HM Treasury’s investment in the Group; and the success of the Group in managing the risks involved in the foregoing.

The forward-looking statements contained in this document speak only as of the date of this announcement, and the Group does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

The information, statements and opinions contained in this document do not constitute a public offer under any applicable legislation or an offer to sell or solicitation of any offer to buy any securities or financial instruments or any advice or recommendation with respect to such securities or other financial instruments.

Presentation of information

The company publishes its financial statements in pounds sterling (‘£’ or ‘sterling’). The abbreviations ‘£m’ and ‘£bn’ represent millions and thousands of millions of pounds sterling, respectively, and references to ‘pence’ represent pence in the United Kingdom (‘UK’). Reference to ‘dollars’ or ‘$’ are to United States of America (‘US’) dollars. The abbreviations ‘$m’ and ‘$bn’ represent millions and thousands of millions of dollars, respectively, and references to ‘cents’ represent cents in the US. The abbreviation ‘€’ represents the ‘euro’, the European single currency, and the abbreviations ‘€m’ and ‘€bn’ represent millions and thousands of millions of euros, respectively.

Non-GAAP financial information
The directors manage the Group’s performance by class of business, before certain reconciling items, as is presented in the segmental analysis in appendix 1 (the “managed basis”). Discussion of the Group’s performance focuses on the managed basis as the Group believes that such measures allow a more meaningful analysis of the Group’s financial condition and the results of its operations. These measures are non-GAAP financial measures. A body of generally accepted accounting principles such as IFRS is commonly referred to as ‘GAAP’. A non-GAAP financial measure is defined as one that measures historical or future financial performance, financial position or cash flows but which excludes or includes amounts that would not be so adjusted in the most comparable GAAP measure. Reconciliations of these non-GAAP measures are presented throughout this document or in the segmental analysis in appendix 1. These non-GAAP financial measures are not a substitute for GAAP measures. Furthermore, RBS has divided its operations into “Core” and “Non- Core”. Certain measures disclosed in this document for Core operations and used by RBS management are non- GAAP financial measures as they represent a combination of all reportable segments with the exception of Non-Core. In addition, RBS has further divided parts of the Core business into “Retail & Commercial” consisting of the UK Retail, UK Corporate, Wealth, International Banking, Ulster Bank and US Retail & Commercial divisions. This is a non GAAP financial measure. Lastly, the Basel III net stable funding ratio (see page 106) represents a non-GAAP financial measure given it is a metric that is not yet required to be disclosed by a government, governmental authority or self-regulatory organisation.

Restatements

Organisational change
In January 2012, the Group announced changes to its wholesale banking operations in light of a changed market and regulatory environment. The changes have seen the reorganisation of the Group’s wholesale businesses into ‘Markets’ and ‘International Banking’ and the proposed exit and/or downsizing of selected activities. The changes will ensure the wholesale businesses continue to deliver against the Group’s strategy.

The changes include an exit from cash equities, corporate broking, equity capital markets and mergers and acquisitions advisory businesses. Significant reductions in balance sheet, funding requirements and cost base in the remaining wholesale businesses will be implemented.

Revised allocation of Group Treasury costs
In the first quarter of 2012, the Group revised its allocation of funding and liquidity costs and capital for the new divisional structure as well as for a new methodology. The new methodology is designed to ensure that the allocated funding and liquidity costs more fully reflect each division’s funding requirement.

Presentation of information (continued)

Restatements (continued)

Revised divisional return on equity ratios
For the purposes of divisional return on equity ratios, notional equity has been calculated as a percentage of the monthly average of divisional risk-weighted assets (RWAs), adjusted for capital deductions. Historically, notional equity was allocated at 9% of RWAs for the Retail & Commercial divisions and 10% of RWAs for Global Banking & Markets. This was revised in Q1 2012 and 10% of RWAs is now applied to both the Retail & Commercial and Markets divisions.

Fair value of own debt and derivative liabilities
The Group had previously excluded changes in the fair value of own debt (FVOD) in presenting the underlying performance of the Group on a managed basis given it is a volatile non-cash item. To better align our managed view of performance, movements in the fair value of own derivative liabilities (FVDL), previously incorporated within Markets operating performance, are now combined with movements in FVOD in a single measure, ‘Own Credit Adjustments’ (OCA). This took effect in Q1 2012 and Group and Markets operating results have been adjusted to reflect this change which does not affect profit/(loss) before and after tax.

Comparatives for all of the items discussed above were restated in Q1 2012. For further information on the restatements refer to the Form 6-K dated 1 May 2012, available on www.sec.gov

Share consolidation
Following approval at the Group’s Annual General Meeting on 30 May 2012, the sub-division and consolidation of the Group’s ordinary shares on a one-for-ten basis took effect on 6 June 2012. Consequently, disclosures for 2011 relating to or affected by numbers of ordinary shares or share price have been restated.

Comment

Stephen Hester, Group Chief Executive, commented:
The extraordinary challenges which RBS faced following the financial crisis are being worked through successfully. The five year restructuring Plan is now in its later stages with important work still to do, including an emphasis on dealing with reputational issues now that the Bank’s safety and soundness has advanced so well. We passed two other important milestones in October with our exit from the APS and a very encouraging flotation of Direct Line Group and are within touching distance of matching every £1 of lending with a £1 of customer deposits.

Beneath these headlines our people have been working hard at supporting our customers and rebuilding the capabilities of the core business, the future RBS that is emerging from our work. In doing this we face the same strong economic and regulatory challenges as other banks and are having to work very hard to stand still in the face of these challenges. But underlying performance has already improved enough to be generally comparable to peers. We aspire to achieve much more; in short, to be running a really good RBS.

At the heart of any truly successful company is the DNA that clearly sets the company’s purpose as to serve customers well and understands that good performance for shareholders and career prospects for staff come from achieving that purpose. The banking industry, including RBS, too often came to be seen as reversing that sequence, with short-term gain put ahead of long-term excellence for customers. Getting this balance right is not done through splashy announcements or sweeping actions. Rather it is a multi-faceted journey involving all our people, the tools and management direction they work with every day. We are unambiguously clear at RBS about the importance of making this journey. We have already made much progress, though clearly not enough, and our reputation will take time and facts to recover from past events which are still being accounted for. Nevertheless, this work is going with the grain at RBS. Our people want to serve customers well. Most of the time we succeed in doing precisely that. And we all understand the need to reject failings and keep improving for customers and for the institution’s future success.

In tough economic times there is understandable debate about what economies need in order to achieve growth. In this debate we can be clear and unambiguous: RBS has the funding, capital and human resources to support our customers and meet their needs as the economy starts to grow again; and we have repaid the liquidity and credit support that was needed from government at the start of our restructuring journey. We have many challenges left, and much to improve. And the world still has uncertainties and risks of setback. The need to avoid repeating past credit mistakes and to make sustainable returns on a more conservative business model are also crucial aspects we need to balance in the face of many pressures.

So the goals that have been our abiding focus since 2009 are unchanged, though they will continue to be applied pragmatically as external realities evolve. They are founded in a solid and coherent strategy and a track record of focused implementation. Through these tools we seek:

-	to serve customers well, and better
-	to operate with safety and soundness for all who rely on us
-	to rebuild sustainable value for all shareholders, and thereby to facilitate the sale of taxpayers’ shareholding in the Bank.

Condensed consolidated income statement
for the period ended 30 September 2012

	Quarter ended			Nine months ended
	30 September 2012	30 June 2012	30 September 2011	30 September 2012	30 September 2011
	£m	£m	£m	£m	£m

Interest receivable	4,529	4,774	5,371	14,320	16,176
Interest payable	(1,658)	(1,803)	(2,294)	(5,479)	(6,571)

Net interest income	2,871	2,971	3,077	8,841	9,605

Fees and commissions receivable	1,403	1,450	1,452	4,340	4,794
Fees and commissions payable	(341)	(314)	(304)	(945)	(887)
Income from trading activities	334	657	957	1,203	2,939
(Loss)/gain on redemption of own debt	(123)	-	1	454	256
Other operating income (excluding insurance net premium income)	(217)	394	2,384	(570)	3,917
Insurance net premium income	932	929	1,036	2,799	3,275

Non-interest income	1,988	3,116	5,526	7,281	14,294

Total income	4,859	6,087	8,603	16,122	23,899

Staff costs	(2,059)	(2,143)	(2,076)	(6,772)	(6,685)
Premises and equipment	(597)	(544)	(604)	(1,704)	(1,777)
Other administrative expenses	(1,259)	(1,156)	(962)	(3,431)	(3,635)
Depreciation and amortisation	(430)	(434)	(485)	(1,332)	(1,362)

Operating expenses	(4,345)	(4,277)	(4,127)	(13,239)	(13,459)

Profit before insurance net claims and impairment losses	514	1,810	4,476	2,883	10,440
Insurance net claims	(596)	(576)	(734)	(1,821)	(2,439)
Impairment losses	(1,176)	(1,335)	(1,738)	(3,825)	(6,791)

Operating (loss)/profit before tax	(1,258)	(101)	2,004	(2,763)	1,210
Tax charge	(30)	(290)	(791)	(459)	(1,436)

(Loss)/profit from continuing operations	(1,288)	(391)	1,213	(3,222)	(226)
Profit/(loss) from discontinued operations, net of tax	5	(4)	6	6	37

(Loss)/profit for the period	(1,283)	(395)	1,219	(3,216)	(189)
Non-controlling interests	(3)	5	7	16	(10)
Preference share dividends	(98)	(76)	-	(174)	-

(Loss)/profit attributable to ordinary and B shareholders	(1,384)	(466)	1,226	(3,374)	(199)

Basic (loss)/profit per ordinary and B share from continuing operations (1)	(12.5p)	(4.2p)	11.3p	(30.7p)	(1.9p)

Diluted (loss)/profit per ordinary and B share from continuing operations (1)	(12.5p)	(4.2p)	11.2p	(30.7p)	(1.9p)

Basic and diluted loss per ordinary and B share from discontinued operations (1)	-	-	-	-	-

Note:
(1)	Data for 2011 have been adjusted for the sub-division and one-for-ten consolidation of ordinary shares.

Highlights

Third quarter results summary
The Royal Bank of Scotland Group (RBS) reported a Group operating loss before tax of £1,258 million for the third quarter of 2012, up £1,157 million from Q2 2012 and down £3,262 million compared with Q3 2011. Operating profit on a managed basis was £1,047 million. The result reflected a steady improvement in the Core bank’s operating results, combined with a further reduction in operating losses from the Non-Core division.

Core operating profit totalled £1,633 million, up 8% from Q2 2012 and 67% from Q3 2011. For the first nine months of 2012 Core operating profit totalled £4,818 million, in line with the same period of 2011, delivering a return on tangible equity of 10.0%. Core income in Q3 was flat versus Q2 at £6,408 million, with expenses down 5% at £3,427 million and impairments 3% higher at £752 million.

•
Retail & Commercial (R&C) operating profits were down 10% from Q2 due to a deterioration in UK Corporate, largely reflecting lower income and a small number of single name impairments, partially offset by good performances in UK Retail and International Banking driven primarily by sound cost control. R&C return on equity in the first nine months of 2012 was 9.6%.

•
Markets saw a 2% decline in revenues relative to Q2 due to continued uncertainty in the Eurozone along with subdued client activity. However, the ongoing focus on costs generated an 18% increase in operating profit to £295 million. Year to date ROE is 12.0%.

•
Direct Line Group Q3 2012 operating profit of £109 million was down £26 million, 19% from Q2, as a result of increased financing costs, following successful implementation of balance sheet restructuring and lower investment returns. Year to date ROTE is 10.3%.

Non-Core operating loss decreased by £282 million versus Q2 to £586 million as favourable market conditions led to improvements in asset prices and tightening of credit spreads over the quarter. Non-Core impairment losses fell by £183 million during the quarter reflecting the non-repeat of a significant provision in the Project Finance portfolio in Q2 2012.

One-off and other items
A further provision of £400 million was recorded for Payment Protection Insurance claims, reflecting the Group’s current experience. This brings the cumulative charge taken to £1.7 billion, of which £1.0 billion (c.60%) in redress had been paid by 30 September 2012. Integration and restructuring costs totalled £257 million in Q3, compared with £213 million in Q2. A loss of £123 million was recorded on the redemption of £4.4 billion of debt securities.

RBS’s credit spreads continued to narrow in debt markets, with its five year credit default swap spread tightening over the quarter by 57 basis points, reflecting improved investor perceptions of the Group’s strength. This resulted in a Q3 own credit charge of £1,455 million, compared with £518 million in the prior quarter. Excluding own credit adjustments of £1,455 million, Group Q3 2012 operating profit before tax was £197 million and attributable loss £268 million*.

Operating loss before tax in Q3 was £1,258 million and attributable loss was £1,384 million. Tangible net asset value per share fell by 3% to 476 pence reflecting the own credit adjustment.

* Attributable loss adjusted for post-tax effect of own credit adjustments.

Highlights (continued)

Income
Core income in Q3 2012 totalled £6,408 million, in line with Q2 2012 and up 6% from the prior year period. Core R&C net interest income was 1% lower than Q2 2012 at £2,786 million, with continuing pressure on deposit margins in the core UK Retail and Corporate franchises and in International Banking’s Cash Management business. Non-interest income in R&C was down 6% at £1,414 million, partly reflecting the non-recurrence of a £47 million gain recorded in Q2 on the sale of Visa B shares as well as a decline in the fair value of a property-related investment in UK Corporate of £25 million. Markets non-interest income totalled £1,028 million, in line with Q2 and up 125% compared with Q3 2011. Realised bond gains increased by £325 million compared with Q2 as the Group re-positioned its liquidity portfolio, offset by higher unallocated volatility costs in Group Treasury of £95 million.

Efficiency
Core expenses were down 5% in the quarter to £3,427 million, with R&C reducing expenses by 3% to £2,389 million and Markets delivering a 5% reduction to £753 million. Provisions totalling £125 million recorded in Group Centre included an additional £50 million to cover customer redress arising from the technology incident that affected the Group’s systems in June.

Core staff expenses were 4% lower at £1,874 million, with headcount down by 7,900 over the past 12 months to 137,000, principally in Markets and International Banking. The Core compensation ratio year-to-date was 30%, compared with 31% in the prior year, with the Markets compensation ratio 34%, compared with 41% in the prior year.

Core cost:income ratio in Q3 improved to 59% from 62% in Q2 and 66% in Q3 2011. R&C cost:income ratio was stable at 57%, with UK Retail improving to 51%.

Risk
Group impairment losses on a managed basis totalled £1,176 million in Q3 2012, down 12% from the prior quarter and 23% from Q3 2011.

Core impairments totalled £752 million, up 3% from Q2 2012 but 12% lower than Q3 2011, with UK Retail and US R&C losses stable but UK Corporate impairments up £66 million, largely reflecting a handful of single corporate cases. Non-Core impairments, mostly in real estate finance, were £183 million lower than in Q2 2012. Total Ulster Bank (Core and Non-Core) impairments were £493 million, compared with £514 million in Q2 2012.

Core annualised loan impairments represented 0.7% of loans and advances to customers, in line with Q2. Group risk elements in lending totalled £40.1 billion at 30 September 2012, compared with £39.7 billion at 30 June 2012 and £40.8 billion at 31 December 2011, with provision coverage stable at 51%.

Highlights (continued)

Balance sheet
RBS maintained good momentum in the restructuring and reduction of its balance sheet, with Group funded assets down £20 billion in the quarter to £909 billion. Non-Core funded assets fell to £65 billion, a reduction of £7 billion during the quarter and an overall reduction of 75% since its establishment. Non-Core remains on target to exit approximately 85% of its original portfolio by the end of 2013.

Since the end of 2008 the Group has reduced its funded assets by £318 billion, with total assets reduced by £841 billion.

Liquidity and funding
RBS has achieved a largely deposit-funded balance sheet, with further reductions in the use of short-term wholesale funding and the maintenance of a very strong liquidity buffer. With substantial excess liquidity available to it during the quarter, the Group took advantage of improved market conditions to repurchase £4.4 billion of more expensive outstanding senior unsecured wholesale debt.

RBS’s credit profile has strengthened markedly in traded markets, reflecting the significant improvement in the robustness and resilience of its balance sheet, as well as the substantial reduction in the Group’s wholesale funding requirements and a more general improvement in financial market conditions. The Group’s credit default swap spreads tightened by 121 basis points in the first nine months of 2012, with 57 basis points of the improvement coming in Q3. Secondary market prices for RBS bonds have tightened even further, with spreads on a benchmark five year issue coming in from c.450 basis points at the start to 2012 to c.100 basis points at the end of Q3.

The Group loan:deposit ratio strengthened further to 102%, compared with a worst point of 154% in October 2008. The Core loan:deposit ratio was 91%, with customer deposits stable at £431 billion.

The Group continued to reduce its usage of short-term wholesale funding, which fell by £13.8 billion during the quarter to £49 billion at 30 September 2012, enabling the Group to reduce the costs associated with its substantial liquid asset portfolio. Short-term wholesale funding was covered three times by the Group’s liquidity buffer, which totalled £147 billion.

Capital
The Group’s Core Tier 1 ratio remained strong at 11.1%, or 10.4% excluding the capital relief provided by the UK Government’s Asset Protection Scheme, which the Group exited with effect from 18 October 2012. APS capital benefit, which amounted to 160 basis points at the end of 2009, had diminished in line with the reduction in the portfolio of covered assets, which had fallen from £282 billion at inception to £104 billion at the point of exit.

Risk-weighted assets (before APS relief) declined by £6.6 billion, with a substantial reduction in Non-Core offsetting the effect of regulatory uplifts in International Banking and in UK Corporate. Non-Core’s RWAs fell by £11 billion to £72 billion, benefiting from lower market risk and the active reduction and restructuring of derivative exposures.

The Group’s Tier 1 leverage ratio was 15.4x.

Highlights (continued)

Disposals
RBS completed the successful initial public offering of Direct Line Group in October 2012, representing another important milestone in RBS’s restructuring plan.

RBS Group sold 520.8 million ordinary shares in Direct Line Group, representing 34.7% of the total share capital, generating gross proceeds of £911 million. This was consistent with the previously communicated plan to divest control of Direct Line Group in stages with control ceded by the end of 2013, and complete disposal by the end of 2014, in line with the European Commission’s state aid requirements. The disposals of Global Merchant Services and RBS Sempra Commodities JV businesses have already been completed.

On 12 October 2012 RBS announced that it had received notification of Santander’s decision to pull out of its agreed purchase of certain of the Group’s UK branch-based businesses. While the decision was disappointing, much of the work to separate this profitable and well-funded business has already been completed, and RBS has recommenced its effort to divest the business and fulfil its obligations to the European Commission.

Core UK franchise
Banks cannot serve customers well without operating from a position of balance sheet safety and soundness, and that has been a key priority for RBS in the first three and a half years of its 2009-13 restructuring plan. The Group’s significant achievements in this area mean that even more attention can now be focused on those elements that will make RBS a healthy and competitive bank over the long term, rather than merely ensuring survival. These elements are based on ensuring that the bank is built, first and foremost, around serving customers well and sustainably.

This focus on serving customers better has been an integral component of the Group’s restructuring plan, and some major changes have already been implemented, notwithstanding the worsening economic environment:

•
The Retail Customer Charter was launched in 2010 and has been refreshed annually since then. The focus of “Helpful Banking” has remained integral, with intentionally demanding and stretching targets derived from what customers said they valued the most.

•
New principles for incentives within UK Retail have been designed to promote superior customer service and ensure customer requirements explicitly drive the product sales and offerings. This is a move away from the sales-based approach of the past.

•
To reach the standards of professionalism and expertise that customers expect, RBS has piloted an internal retraining and accreditation programme for relationship managers in Business & Commercial Banking.

Highlights (continued)

Core UK franchise (continued)
These actions represent only a starting point, and while the changes will have increasing visibility as they bed in over the coming months and years there is a lot more still to do to persuade customers that the organisation has changed and that it puts their interests first. A few of the main areas management will be focusing on next are:

•
Better performance against Customer Charter targets. Since launch, the bar has been raised on some of the Retail targets but performance has fallen short on some. The use of charters will be extended into other divisions and they will be made even more demanding.

•
Widening the scope of internal training programmes for front-line staff. A programme similar to the Business & Commercial course is now running in the Wealth business and this area will continue to attract a great deal of focus.

•
An overhaul of service offerings across the Group’s retail, corporate and markets divisions to ensure they are explicitly customer-driven and based on the needs and priorities of the retail, corporate and institutional customers that RBS serves.

RBS has maintained its lending support to UK businesses and homebuyers through difficult economic times. RBS has supported government schemes, such as the Funding for Lending Scheme (FLS), with internal initiatives to ensure that credit remained appropriately available to its customers.

RBS’s performance in the mortgage market remains strong and well in excess of its historic market share. Gross new mortgage lending totalled £11.4 billion year-to-date, with £3.7 billion in Q3 2012, holding flat from Q2. Of this, 16% was to first-time buyers and Q3 gross new lending to these customers increased by 5% on the previous quarter.

Business demand for credit has remained weak, with investment intentions constrained by uncertainty over future UK growth prospects. This led to a drop of 25% in SME loan applications in Q3, compared with Q3 2011, with activity further muted by the effect of the Olympic Games. RBS continues to approve over 90% of all SME loan and overdraft applications, with over 31,000 small businesses approved for credit during the quarter.

The overall flow of business lending remained strong, with £62.9 billion of gross new lending to UK businesses in the first nine months of 2012, of which £28.6 billion was to SME customers. In Q3 2012, gross new lending increased 3% compared with Q2, which was impacted by relationship managers efforts being diverted from lending due to the Group technology incident. Loan repayments also remained strong, with many customers continuing to focus on deleveraging. SME overdraft utilisation remained below 50% in Q3, and SMEs chose to retain strong cash balances, with Business & Commercial customer deposits increasing by £500 million during Q3.

Highlights (continued)

Core UK franchise (continued)
Overall SME net drawn balances, excluding real estate, held steady quarter-on-quarter, with the strongest growth coming in asset finance, where balances have increased each quarter in 2012, up 6% year-to-date. Asset finance has proved particularly attractive to customers in current economic circumstances because of its cash flow benefits, with products such as hire purchase, asset-secured debt and leasing providing flexible and committed lines of funding tailored to each business’s needs. RBS Invoice Finance has also seen good growth in its asset-based lending business, with net advances up 6%, compared with Q3 2011, to £3.2 billion.

The Funding for Lending Scheme (FLS) opened for drawings in August and RBS was quick to launch FLS-related offerings to homebuyers and businesses. RBS’s own funding of UK lending is not a constraint. However, FLS does provide an opportunity to offer interest rate benefits to customers. Net figures will also give insight to the price sensitivity of lending demand at these interest rate levels relative to other business confidence issues. Over £500 million of mortgages had been offered under the scheme by the end of September 2012, and c.14% of applications received by UK Retail in September related to the new products launched under the scheme. UK Corporate reduced the price of SME loans and removed arrangement fees on these offerings. Over 4,300 customers benefited from this offer by the end of Q3 2012, with around £600 million of funds allocated. Given normal lags between approval and drawdown, these advances are not expected to feed into drawn balances until later in the year. Much of the SME lending to date is substituting for existing higher cost borrowings.

RBS has made further good progress in running down high risk and non-strategic exposures in its Non-Core division and in reducing its excessive exposures to the real estate and construction sectors. Non-Core balances are included within the scope of FLS, and FLS-eligible Non-Core exposures were reduced by £750 million during Q3. Within the Core UK Corporate division, property exposures also continued their managed and necessary decline, falling by £0.9 billion during the quarter and by £2.2 billion year-to-date. At a Group level, excluding Non-Core and commercial real estate lending, total RBS core FLS-eligible balances increased by around £300 million to 30 September 2012, while declining when these risk concentrations are included. The faster-growing Lombard and RBS Invoice Finance businesses are excluded from FLS statistics.

Highlights (continued)

Regulatory investigations and reviews
The Group continues to cooperate fully with a number of regulatory investigations and reviews as described in the note on Litigation, investigations and reviews on page 90. In some of these investigations the Group believes that the likely outcome is that it will incur financial penalties or provide redress, and these may be significant.

Outlook
The external economic, market and regulatory challenges we face are likely to continue for the rest of this year and into 2013. We will continue to focus on maintaining a strong balance sheet and capital position, as well as judicious management of our expense base.

We anticipate trends in our Core Retail & Commercial businesses to be generally consistent with the third quarter, although our Markets business is likely to exhibit normal seasonal variations in Q4. The Group’s net interest margin over the second half is expected to be broadly stable compared with the first half of the year.

Non-Core continues to make good progress, achieving asset reduction targets with losses in line with our expectations. We expect to further reduce assets in Q4, although the Q4 loss is likely to be higher than in Q3. The ‘below the line’ itemised charges are likely to remain elevated during Q4, though the own credit adjustment should be materially lower.

Having made strong progress, RBS targets most of the restructuring actions from its 2009 strategic plan to be substantially completed in the next 15-18 months, with the Group thereby positioned to be a cleaner and better performing bank in future years.

Analysis of results

	Quarter ended			Nine months ended
	30 September 2012	30 June 2012	30 September 2011	30 September 2012	30 September 2011
Net interest income	£m	£m	£m	£m	£m

Net interest income	2,871	2,971	3,077	8,841	9,605

Average interest-earning assets	586,543	612,132	663,059	613,014	660,306

Net interest margin
- Group	1.95%	1.95%	1.84%	1.93%	1.94%
- Retail & Commercial (1)	2.92%	2.94%	2.94%	2.92%	2.99%
- Non-Core	0.41%	0.24%	0.50%	0.32%	0.69%

Note:
(1)	Retail & Commercial (R&C) comprises the UK Retail, UK Corporate, Wealth, International Banking, Ulster Bank and US R&C divisions.

Key points

Q3 2012 compared with Q2 2012
•
Group NIM remained flat at 1.95% with continued margin pressure in Retail & Commercial more than offsetting decreases in liquidity and funding costs across the Group following further run-down of low-yielding assets.

•	Retail & Commercial NIM fell by 2 basis points to 2.92% largely reflecting downward pressure on deposit margins in UK Retail and UK Corporate, and lower investment income in US Retail & Commercial.

Q3 2012 compared with Q3 2011
•
Group net interest income decreased by £206 million, 7%, largely driven by a decline in interest earning assets of 12%. A 5% decline in Retail & Commercial interest earning assets and continued balance sheet run-off in Non-Core drove the reduction.

•
The decline in Retail & Commercial net interest income was primarily due to a targeted decrease in loans and advances in International Banking and the impact of lower long-term interest hedge income and the high cost of deposits in UK Retail.

•	Group NIM increased by 11 basis points to 1.95% driven by a decrease in liquidity and funding costs managed at the Group level and the continued run-off of low margin Non-Core balances.

Analysis of results (continued)

	Quarter ended			Nine months ended
	30 September 2012	30 June 2012	30 September 2011	30 September 2012	30 September 2011
Non-interest income	£m	£m	£m	£m	£m

Fees and commissions receivable	1,403	1,450	1,452	4,340	4,794
Fees and commissions payable	(341)	(314)	(304)	(945)	(887)

Net fees and commissions	1,062	1,136	1,148	3,395	3,907
Income from trading activities
- managed basis	769	931	282	2,964	3,071
- Asset Protection Scheme	1	(2)	(60)	(44)	(697)
- own credit adjustments*	(435)	(271)	735	(1,715)	565
- RFS Holdings minority interest	(1)	(1)	-	(2)	-

	334	657	957	1,203	2,939

(Loss)/gain on redemption of own debt	(123)	-	1	454	256

Other operating (loss)/income (excluding insurance net premium income)
- managed basis	822	469	549	2,016	2,122
- strategic disposals **	(23)	160	(49)	129	(22)
- own credit adjustments*	(1,020)	(247)	1,887	(2,714)	1,821
- integration and restructuring costs	-	-	-	-	(3)
- RFS Holdings minority interest	4	12	(3)	(1)	(1)

	(217)	394	2,384	(570)	3,917

Insurance net premium income	932	929	1,036	2,799	3,275

Total non-interest income	1,988	3,116	5,526	7,281	14,294

* Own credit adjustments impact:
Income from trading activities	(435)	(271)	735	(1,715)	565
Other operating income	(1,020)	(247)	1,887	(2,714)	1,821

Own credit adjustments	(1,455)	(518)	2,622	(4,429)	2,386

**Strategic disposals
(Loss)/gain on sale and provision for loss on disposal of investments in:
- RBS Aviation Capital	-	197	-	197	-
- Global Merchant Services	-	-	-	-	47
- Other	(23)	(37)	(49)	(68)	(69)

	(23)	160	(49)	129	(22)

Key points

Q3 2012 compared with Q2 2012
•
Non-interest income fell by £1,128 million, 36%, to £1,988 million driven by a £1,455 million charge in relation to own credit adjustments, given the significant tightening in the Group’s credit spreads, partially offset by a decrease in Retail & Commercial.

•
Retail & Commercial non-interest income fell by 6%, largely reflecting the non-recurrence of a £47 million Q2 2012 gain on the sale of Visa B shares in US Retail & Commercial and a decline in the fair value of a property-related investment in UK Corporate of £25 million.

Analysis of results (continued)

Key points (continued)

Q3 2012 compared with Q2 2012
•
Income from trading activities fell by £323 million, primarily due to an increase in trading losses in Non-Core of £72 million as the business continued to de-risk its markets exposures and an increase in the own credit adjustment charge of £164 million, as the Group’s credit spreads tighten further.

•	Insurance net premium income remained flat, reflecting stable in-force policies in a competitive market place.

Q3 2012 compared with Q3 2011
•
Non-interest income fell by 64% primarily reflecting an own credit adjustment charge of £1,455 million in Q3 2012 compared with a gain of £2,622 million in Q3 2011. On a managed basis, non-interest income was 19% higher primarily as a result of a £652 million increase in income from trading activities in Markets, reflecting a significant improvement in the credit environment. This was partially offset by a decrease in Retail & Commercial.

•
Retail & Commercial non-interest income was £146 million lower, primarily reflecting negative movements on credit hedging activity within the lending portfolio in International Banking and a decline in the fair value of a property-related investment in UK Corporate. Changes in customer behaviour and sluggish transaction volumes also drove a decrease in UK Retail.

•	Insurance net premium income fell by £104 million, 10%, largely driven by actions to improve the quality of the motor book resulting in lower written premiums.

Analysis of results (continued)

	Quarter ended			Nine months ended
	30 September 2012	30 June 2012	30 September 2011	30 September 2012	30 September 2011
Operating expenses and insurance net claims	£m	£m	£m	£m	£m

Staff costs	2,059	2,143	2,076	6,772	6,685
Premises and equipment	597	544	604	1,704	1,777
Other administrative expenses
- managed basis	770	936	858	2,525	2,557
- Payment Protection Insurance costs	400	135	-	660	850
- other	89	85	104	246	228

	1,259	1,156	962	3,431	3,635

Depreciation and amortisation	430	434	485	1,332	1,362

Operating expenses	4,345	4,277	4,127	13,239	13,459

Insurance net claims	596	576	734	1,821	2,439

Staff costs as a % of total income	42%	35%	24%	42%	28%

Key points

Q3 2012 compared with Q2 2012
•
Group operating expenses increased by 2%, largely driven by the Payment Protection Insurance (PPI) costs of £400 million compared to £135 million in Q2 2012. On a managed basis Group operating expenses fell by 6% largely driven by the continued run-down of Non-Core and lower staff expenses in Markets and International Banking. An additional charge of £50 million was taken in relation to the June technology incident, compared with a charge of £125 million in Q2 2012.

•
Core cost:income ratio improved from 62% in Q2 2012 to 59%, largely due to a strict focus on cost-management in all of the Group’s businesses. The Retail & Commercial cost:income ratio remained at 57%, with UK Retail improving to 51%.

•	Insurance net claims increased by 3% primarily due to a smaller release of reserves compared with Q2 2012.

Q3 2012 compared with Q3 2011
•
Group operating expenses were 5% higher, predominantly driven by the PPI costs of £400 million in Q3 2012. Group operating expenses on a manged basis were 5% lower, driven by a 34% decrease in Non-Core expenses as the division continued to shrink. An additional driver was the 15% fall in International Banking costs, due to planned headcount reduction and tight management of technology and discretionary costs following the restructuring of the business announced in January 2012.

•
Core cost:income ratio improved by 7 percentage points to 59% from 66% in Q3 2011. This was driven by a Group-wide focus on managing expenses and an improved business performance and market environment for the Markets businesses.

Analysis of results (continued)

	Quarter ended			Nine months ended
	30 September 2012	30 June 2012	30 September 2011	30 September 2012	30 September 2011
Impairment losses	£m	£m	£m	£m	£m

Loan impairment losses	1,183	1,435	1,452	3,913	5,587
Securities
- managed basis	(7)	(100)	84	(88)	160
- Sovereign debt impairment	-	-	142	-	875
- interest rate hedge on impaired available-for-sale sovereign debt	-	-	60	-	169

	(7)	(100)	286	(88)	1,204

Group impairment losses	1,176	1,335	1,738	3,825	6,791

Loan impairment losses
- individually assessed	661	945	823	2,351	3,942
- collectively assessed	562	534	689	1,691	2,000
- latent	(40)	(56)	(60)	(153)	(355)

Customer loans	1,183	1,423	1,452	3,889	5,587
Bank loans	-	12	-	24	-

Loan impairment losses	1,183	1,435	1,452	3,913	5,587

Core	751	719	817	2,266	2,479
Non-Core	432	716	635	1,647	3,108

Group	1,183	1,435	1,452	3,913	5,587

Customer loan impairment charge as a % of gross loans and advances (1)
Group	1.0%	1.2%	1.1%	1.1%	1.5%
Core	0.7%	0.7%	0.8%	0.8%	0.8%
Non-Core	2.8%	4.2%	2.8%	3.6%	4.6%

Note:
(1)	Customer loan impairment charge as a percentage of gross customer loans and advances excluding reverse repurchase agreements and including disposal groups.

Key points

Q3 2012 compared with Q2 2012
•
Loan impairment losses were down 18%. In the Non-Core portfolio, loan impairments fell by 40%, with the non-repeat of a large provision in Project Finance in Q2 2012. This was partially offset by a 4% increase in Core loan impairments, largely reflecting a small number of significant individual cases in UK Corporate.

•	Credit losses improved in International Banking, with the non-repeat of a single name impairment in Q2 2012. Lower specific impairments were also recorded in Wealth.

•	Core and Non-Core Ulster Bank loan impairments improved by £21 million, 4%.

Q3 2012 compared with Q3 2011
•	Loan impairment losses fell by 19%, largely driven by a significant reduction in Non-Core impairments, particularly in exposures originating in UK Corporate and Ulster Bank.

•
Retail was the main driver of the 8% decrease in Core loan impairment losses, as credit metrics and book quality continued to improve. This was partly offset by the increase in UK Corporate loan impairments in Q3 2012.

Analysis of results (continued)

Capital resources and ratios	30 September 2012	30 June 2012	31 December 2011

Core Tier 1 capital	£48bn	£48bn	£46bn
Tier 1 capital	£58bn	£58bn	£57bn
Total capital	£63bn	£63bn	£61bn
Risk-weighted assets
- gross	£481bn	£488bn	£508bn
- benefit of Asset Protection Scheme	(£48bn)	(£53bn)	(£69bn)
Risk-weighted assets	£433bn	£435bn	£439bn
Core Tier 1 ratio (1)	11.1%	11.1%	10.6%
Tier 1 ratio	13.4%	13.4%	13.0%
Total capital ratio	14.6%	14.6%	13.8%

Note:
(1)	The benefit of APS in the Core Tier 1 ratio was 71 basis points at 30 September 2012 (30 June 2012 - 77 basis points; 31 December 2011 - 90 basis points).

Key points

30 September 2012 compared with 30 June 2012
•	The Group’s Core Tier 1 ratio remained strong at 11.1%. Gross risk-weighted assets (RWAs) fell by £7 billion reflecting a reduction in market risk coupled with balance sheet contraction.

•	The impact of the Asset Protection Scheme (APS) on the Core Tier 1 ratio continued to decline from 77 basis points at 30 June 2012 to 71 basis points at 30 September 2012.

30 September 2012 compared with 31 December 2011
•	The Core Tier 1 ratio increased by 50 basis points compared with 31 December 2011, driven by a 5% reduction in gross RWAs, lower regulatory capital deductions and the issuance of new shares.

•	Gross RWAs fell by £27 billion, excluding the effect of the APS. Post APS RWAs decreased by £6 billion.

Analysis of results (continued)

Balance sheet	30 September 2012	30 June 2012	31 December 2011

Funded balance sheet (1)	£909bn	£929bn	£977bn
Total assets	£1,377bn	£1,415bn	£1,507bn
Loans and advances to customers (2)	£443bn	£455bn	£474bn
Customer deposits (3)	£435bn	£435bn	£437bn
Loan:deposit ratio - Core (4)	91%	92%	94%
Loan:deposit ratio - Group (4)	102%	104%	108%
Short-term wholesale funding (5)	£49bn	£62bn	£102bn
Wholesale funding (5)	£159bn	£181bn	£226bn
Liquidity portfolio	£147bn	£156bn	£155bn

Notes:
(1)	Funded balance sheet represents total assets less derivatives.
(2)	Excluding reverse repurchase agreements and stock borrowing, and including disposal groups.
(3)	Excluding repurchase agreements and stock lending, and including disposal groups.
(4)
Net of provisions, including disposal groups and excluding repurchase agreements. Excluding disposal groups, the loan:deposit ratios of Core and Group at 30 September 2012 were 91% and 103% respectively (30 June 2012 - 92% and 105% respectively; 31 December 2011 - 94% and 110% respectively).

(5)	Excluding derivative collateral.

Key points

30 September 2012 compared with 30 June 2012
•
The Group’s funded balance sheet contracted by a further £20 billion to £909 billion, driven by a £7 billion reduction in Non-Core funded assets and lower International Banking and Ulster Bank balances.

•
Loans and advances to customers fell by 3%, largely due to Non-Core run-down and targeted reductions in the International Banking portfolio. Customer deposits were flat as growth in US Retail & Commercial was offset by a marginal decline in UK Corporate.

•	The Group loan:deposit ratio improved from 104% to 102%, while the Core and Retail & Commercial loan:deposit ratios improved to 91% in the quarter.

30 September 2012 compared with 31 December 2011
•
Significant falls in Non-Core (£29 billion), International Banking (£12 billion) and Markets (£10 billion) were the main elements in a £68 billion decrease in the Group’s funded balance sheet in the period. Non-Core’s focused asset disposal programme, including the sale of RBS Aviation Capital, planned loan portfolio reductions in International Banking and initiatives to reduce balance sheet usage in Markets drove these movements.

•
Customer deposits were flat as strong deposit growth in UK Retail was offset by lower deposit balances in International Banking as a result of difficult market conditions and strong competition. Loans and advances to customers fell by 7%, largely as a result of sales and run-off in Non-Core.

•	The Group loan:deposit ratio strengthened by 600 basis points from 108%, with Core and Retail & Commercial ratios improving by 300 basis points and 400 basis points, respectively.

Further analysis of the Group’s liquidity and funding position is included on pages 99 to 106.

Divisional performance

The operating profit/(loss) of each division is shown below.

	Quarter ended			Nine months ended
	30 September 2012	30 June 2012	30 September 2011	30 September 2012	30 September 2011
	£m	£m	£m	£m	£m

Operating profit/(loss) by division
UK Retail	464	437	510	1,378	1,563
UK Corporate	368	512	429	1,372	1,518
Wealth	65	64	45	174	175
International Banking	175	167	228	439	603
Ulster Bank	(242)	(245)	(208)	(797)	(751)
US Retail & Commercial	223	229	123	554	360

Retail & Commercial	1,053	1,164	1,127	3,120	3,468
Markets	295	251	(348)	1,370	1,008
Direct Line Group	109	135	123	328	329
Central items	176	(32)	78	-	102

Core	1,633	1,518	980	4,818	4,907
Non-Core	(586)	(868)	(978)	(1,937)	(2,939)

Managed basis	1,047	650	2	2,881	1,968
Reconciling items:
Own credit adjustments	(1,455)	(518)	2,622	(4,429)	2,386
Asset Protection Scheme	1	(2)	(60)	(44)	(697)
Payment Protection Insurance costs	(400)	(135)	-	(660)	(850)
Sovereign debt impairment	-	-	(142)	-	(875)
Interest rate hedge adjustments on impaired	-	-	(60)	-	(169)
available-for-sale sovereign debt
Amortisation of purchased intangible assets	(47)	(51)	(69)	(146)	(169)
Integration and restructuring costs	(257)	(213)	(233)	(930)	(586)
(Loss)/gain on redemption of debt	(123)	-	1	454	256
Strategic disposals	(23)	160	(49)	129	(22)
Bonus tax	-	-	(5)	-	(27)
RFS Holdings minority interest	(1)	8	(3)	(18)	(5)

Statutory basis	(1,258)	(101)	2,004	(2,763)	1,210

Divisional performance

	Quarter ended			Nine months ended
	30 September 2012	30 June 2012	30 September 2011	30 September 2012	30 September 2011
	£m	£m	£m	£m	£m

Impairment losses/(recoveries) by division
UK Retail	141	140	195	436	597
UK Corporate	247	181	230	604	557
Wealth	8	12	4	30	12
International Banking	12	27	14	74	112
Ulster Bank	329	323	327	1,046	1,057
US Retail & Commercial	21	28	85	68	261

Retail & Commercial	758	711	855	2,258	2,596
Markets	(6)	19	(5)	15	(19)
Central items	-	(2)	4	32	2

Core	752	728	854	2,305	2,579
Non-Core	424	607	682	1,520	3,168

Managed basis	1,176	1,335	1,536	3,825	5,747
Reconciling items:
Sovereign debt impairment	-	-	142	-	875
Interest rate hedge adjustments on impaired
available-for-sale sovereign debt	-	-	60	-	169

Statutory basis	1,176	1,335	1,738	3,825	6,791

Divisional performance (continued)

	Quarter ended			Nine months ended
	30 September 2012	30 June 2012	30 September 2011	30 September 2012	30 September 2011
	%	%	%	%	%

Net interest margin by division
UK Retail	3.53	3.57	3.94	3.57	4.02
UK Corporate	2.99	3.17	2.98	3.08	3.07
Wealth	3.88	3.69	2.96	3.74	3.18
International Banking	1.70	1.65	1.71	1.65	1.76
Ulster Bank	1.92	1.82	1.96	1.87	1.87
US Retail & Commercial	2.99	3.02	3.08	3.02	3.07

Retail & Commercial	2.92	2.94	2.94	2.92	2.99
Non-Core	0.41	0.24	0.50	0.32	0.69

Group net interest margin	1.95	1.95	1.84	1.93	1.94

	30 September 2012	30 June 2012	31 December 2011
	£bn	£bn	£bn

Total funded assets by division
UK Retail	116.7	116.9	114.5
UK Corporate	111.8	113.7	114.2
Wealth	21.4	21.2	21.6
International Banking	58.4	61.4	69.9
Ulster Bank	30.8	33.1	34.6
US Retail & Commercial	74.2	74.3	74.9
Markets	304.4	302.4	313.9
Other (primarily Group Treasury)	125.1	132.9	139.1

Core	842.8	855.9	882.7
Non-Core	65.1	72.1	93.7

	907.9	928.0	976.4
RFS Holdings minority interest	0.8	0.8	0.8

Total	908.7	928.8	977.2

Divisional performance (continued)

	30 September 2012	30 June 2012		31 December 2011
	£bn	£bn	Change	£bn	Change

Risk-weighted assets by division
UK Retail	47.7	47.4	1%	48.4	(1%)
UK Corporate	82.1	79.4	3%	79.3	4%
Wealth	12.3	12.3	-	12.9	(5%)
International Banking	49.7	46.0	8%	43.2	15%
Ulster Bank	35.1	37.4	(6%)	36.3	(3%)
US Retail & Commercial	56.7	58.5	(3%)	59.3	(4%)

Retail & Commercial	283.6	281.0	1%	279.4	2%
Markets	108.0	107.9	-	120.3	(10%)
Other	13.9	12.7	9%	12.0	16%

Core	405.5	401.6	1%	411.7	(2%)
Non-Core	72.2	82.7	(13%)	93.3	(23%)

Group before benefit of Asset Protection Scheme	477.7	484.3	(1%)	505.0	(5%)
Benefit of Asset Protection Scheme	(48.1)	(52.9)	(9%)	(69.1)	(30%)

Group before RFS Holdings minority interest	429.6	431.4	-	435.9	(1%)
RFS Holdings minority interest	3.3	3.3	-	3.1	6%

Group	432.9	434.7	-	439.0	(1%)

Employee numbers by division (full time equivalents in continuing operations rounded to the nearest hundred)	30 September 2012	30 June 2012	31 December 2011

UK Retail	27,100	27,500	27,700
UK Corporate	13,100	13,100	13,600
Wealth	5,400	5,600	5,700
International Banking	4,600	4,800	5,400
Ulster Bank	4,700	4,500	4,200
US Retail & Commercial	14,600	14,500	15,400

Retail & Commercial	69,500	70,000	72,000
Markets	11,900	12,500	13,900
Direct Line Group	14,700	15,100	14,900
Group Centre	6,800	6,900	6,200

Core	102,900	104,500	107,000
Non-Core	3,300	3,800	4,700

	106,200	108,300	111,700
Business Services	33,300	33,500	34,000
Integration and restructuring	800	1,000	1,100

Group	140,300	142,800	146,800

UK Retail

	Quarter ended			Nine months ended
	30 September 2012	30 June 2012	30 September 2011	30 September 2012	30 September 2011
	£m	£m	£m	£m	£m

Income statement
Net interest income	990	988	1,086	2,979	3,270

Net fees and commissions	231	214	259	682	824
Other non-interest income	21	28	33	78	105

Non-interest income	252	242	292	760	929

Total income	1,242	1,230	1,378	3,739	4,199

Direct expenses
- staff	(196)	(210)	(206)	(613)	(639)
- other	(94)	(110)	(102)	(283)	(321)
Indirect expenses	(347)	(333)	(365)	(1,029)	(1,079)

	(637)	(653)	(673)	(1,925)	(2,039)

Profit before impairment losses	605	577	705	1,814	2,160
Impairment losses	(141)	(140)	(195)	(436)	(597)

Operating profit	464	437	510	1,378	1,563

Analysis of income by product
Personal advances	230	222	260	688	813
Personal deposits	158	168	236	511	747
Mortgages	598	596	576	1,757	1,700
Cards	218	212	231	649	712
Other	38	32	75	134	227

Total income	1,242	1,230	1,378	3,739	4,199

Analysis of impairments by sector
Mortgages	29	24	34	87	150
Personal	77	84	120	243	321
Cards	35	32	41	106	126

Total impairment losses	141	140	195	436	597

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) by sector
Mortgages	0.1%	0.1%	0.1%	0.1%	0.2%
Personal	3.5%	3.7%	4.7%	3.6%	4.2%
Cards	2.5%	2.3%	2.9%	2.5%	3.0%

Total	0.5%	0.5%	0.7%	0.5%	0.7%

UK Retail (continued)

Key metrics
	Quarter ended			Nine months ended
	30 September 2012	30 June 2012	30 September 2011	30 September 2012	30 September 2011

Performance ratios
Return on equity (1)	23.8%	22.5%	25.0%	23.5%	25.1%
Net interest margin	3.53%	3.57%	3.94%	3.57%	4.02%
Cost:income ratio	51%	53%	49%	51%	49%

	30 September 2012	30 June 2012		31 December 2011
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers (gross) (2)
- mortgages	98.4	98.1	-	95.0	4%
- personal	8.9	9.2	(3%)	10.1	(12%)
- cards	5.6	5.7	(2%)	5.7	(2%)

	112.9	113.0	-	110.8	2%
Customer deposits (2)	105.9	106.5	(1%)	101.9	4%
Assets under management (excluding deposits)	6.1	5.8	5%	5.5	11%
Risk elements in lending (2)	4.6	4.6	-	4.6	-
Loan:deposit ratio (excluding repos)	104%	104%	-	106%	(200bp)
Risk-weighted assets	47.7	47.4	1%	48.4	(1%)

Notes:
(1)
Divisional return on equity is based on divisional operating profit after tax divided by average notional equity (based on 10% of the monthly average of divisional RWAs, adjusted for capital deductions).

(2)
Includes disposal groups: gross loans and advances to customers £7.6 billion (30 June 2012 - £7.5 billion; 31 December 2011 - £7.3 billion), risk elements in lending £0.5 billion (30 June 2012 and 31 December 2011 - £0.5 billion) and customer deposits £8.5 billion (30 June 2012 - £8.6 billion; 31 December 2011 - £8.8 billion).

Key points
UK Retail operating profit increased £27 million or 6%, despite the prevailing weak macroeconomic environment. A strong performance on costs, which fell by £16 million in the quarter, continues to drive long-term benefits.

In Q3 2012, UK Retail welcomed a new chief executive, Ross McEwan, who has reiterated the need to make it ‘simple and easy’ for customers to bank with us, including ensuring staff have more time to spend with customers. One example of this is the simplification of UK Retail’s savings offerings during the quarter, with the number of instant access savings accounts reduced from eleven to one simple product, and total savings products available falling to eight, making it easier for customers to identify the product they need.

The division has also continued to introduce and refresh innovative solutions to provide customers with access to the services and assistance they require as easily as possible. For example, the enhanced functionality of Webchat on the RBS and NatWest online banking platforms allows customers access to a customer advisor, in real-time and direct from their computer, who can answer queries and action basic account services, 24 hours a day.

UK Retail (continued)

Key points (continued)
As an early supporter of the Bank of England’s Funding for Lending (FLS) scheme, which banks could draw from since August 2012, UK Retail has successfully launched new mortgages with lower rates, specifically aimed at cutting the cost for first time buyers and reducing rental prices on buy-to-let properties. By the end of September, these mortgages represented c.14% of UK Retail’s total mortgage applications in the month and continue on a positive trend.

Q3 2012 compared with Q2 2012
•	Operating profit of £464 million is up 6%, despite economic pressures and continued changes in consumer behaviours, largely driven by a 2% reduction in total costs.

•	The loan to deposit ratio remained stable at 104%.
○ Customer deposits have fallen marginally, with a successful instant access savings campaign more than offset by a large bond maturity in the quarter.
○ Mortgage balances continued to grow in Q3 2012, although the market remained subdued.

•	Income growth remains challenging in the current weak economic, and low interest rate, environment.
○ Net interest margin declined by 4 basis points as improved asset pricing only partially offset the impact of lower rates on current account hedges.
○
Non-interest income increased by £10 million in the quarter, partly reflecting a seasonal increase in transaction volumes. However, persistent changes in customer behaviour continue to put downward pressure on fee income.

•	Costs have fallen by 2% primarily due to lower headcount and an ongoing continued simplification of processes across the business.

•	Impairment losses were broadly flat in Q3 2012, reflecting the continued impact of tightened risk appetite.

•	Risk-weighted assets were broadly flat as credit quality remained stable.

Q3 2012 compared with Q3 2011
•	Operating profit fell by £46 million as a decrease in income of 10% more than offset decreases in costs and impairments.

•	Strong deposit growth drove an improvement in the loan to deposit ratio from 109% to 104%.

•
Net interest income was £96 million lower than Q3 2011, reflecting lower unsecured balances and continued pressure on current account margins partly offset by strong mortgage growth. These combined pressures drove a 41 basis points decline in net interest margin.

•	Non-interest income fell by £40 million, 14%, reflecting lower transactional and overdraft fees, as continued weakness in the economy drives cautious customer behaviour.

•	Costs were 5% lower due to ongoing efficiency savings in discretionary and staff costs.

•	Tightened risk appetite, a shift in asset mix towards mortgage assets, and lower default rates drove a 28% decrease in impairment losses.

UK Corporate

	Quarter ended			Nine months ended
	30 September 2012	30 June 2012	30 September 2011	30 September 2012	30 September 2011
	£m	£m	£m	£m	£m

Income statement
Net interest income	729	772	753	2,257	2,334

Net fees and commissions	334	346	353	1,016	1,034
Other non-interest income	75	93	100	277	318

Non-interest income	409	439	453	1,293	1,352

Total income	1,138	1,211	1,206	3,550	3,686

Direct expenses
- staff	(224)	(232)	(221)	(701)	(691)
- other	(91)	(89)	(102)	(265)	(291)
Indirect expenses	(208)	(197)	(224)	(608)	(629)

	(523)	(518)	(547)	(1,574)	(1,611)

Profit before impairment losses	615	693	659	1,976	2,075
Impairment losses	(247)	(181)	(230)	(604)	(557)

Operating profit	368	512	429	1,372	1,518

Analysis of income by business
Corporate and commercial lending	613	664	641	1,964	2,020
Asset and invoice finance	176	171	176	509	491
Corporate deposits	141	174	175	481	523
Other	208	202	214	596	652

Total income	1,138	1,211	1,206	3,550	3,686

Analysis of impairments by sector
Financial institutions	8	2	6	12	22
Hotels and restaurants	6	8	22	29	43
Housebuilding and construction	14	79	29	118	76
Manufacturing	20	19	9	39	21
Private sector education, health, social work, recreational and community services	(8)	21	20	35	32
Property	117	34	82	181	151
Wholesale and retail trade, repairs	16	16	24	65	56
Asset and invoice finance	10	11	-	30	24
Other	64	(9)	38	95	132

Total impairment losses	247	181	230	604	557

UK Corporate (continued)

	Quarter ended			Nine months ended
	30 September 2012	30 June 2012	30 September 2011	30 September 2012	30 September 2011

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) by sector
Financial institutions	0.6%	0.1%	0.4%	0.3%	0.5%
Hotels and restaurants	0.4%	0.5%	1.4%	0.7%	0.9%
Housebuilding and construction	1.6%	9.0%	2.9%	4.5%	2.5%
Manufacturing	1.7%	1.6%	0.8%	1.1%	0.6%
Private sector education, health, social work, recreational and community services	(0.4%)	0.9%	0.9%	0.5%	0.5%
Property	1.8%	0.5%	1.1%	0.9%	0.7%
Wholesale and retail trade, repairs	0.7%	0.7%	1.0%	1.0%	0.8%
Asset and invoice finance	0.4%	0.4%	-	0.4%	0.3%
Other	0.7%	(0.1%)	0.4%	0.4%	0.5%

Total	0.9%	0.7%	0.8%	0.7%	0.7%

Key metrics
	Quarter ended			Nine months ended
	30 September 2012	30 June 2012	30 September 2011	30 September 2012	30 September 2011

Performance ratios
Return on equity (1)	11.9%	16.8%	13.7%	15.0%	15.8%
Net interest margin	2.99%	3.17%	2.98%	3.08%	3.07%
Cost:income ratio	46%	43%	45%	44%	44%

	30 September 2012	30 June 2012		31 December 2011
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Total third party assets	111.8	113.7	(2%)	114.2	(2%)
Loans and advances to customers (gross) (2)
- financial institutions	5.1	6.1	(16%)	5.8	(12%)
- hotels and restaurants	5.9	6.1	(3%)	6.1	(3%)
- housebuilding and construction	3.5	3.5	-	3.9	(10%)
- manufacturing	4.7	4.9	(4%)	4.7	-
- private sector education, health, social work, recreational and community services	8.8	8.9	(1%)	8.7	1%
- property	26.0	26.9	(3%)	28.2	(8%)
- wholesale and retail trade, repairs	8.9	8.9	-	8.7	2%
- asset and invoice finance	10.9	10.7	2%	10.4	5%
- other	34.5	34.1	1%	34.2	1%

	108.3	110.1	(2%)	110.7	(2%)

Customer deposits (2)	126.8	127.5	(1%)	126.3	-
Risk elements in lending (2)	5.5	4.9	12%	5.0	10%
Loan:deposit ratio (excluding repos)	84%	85%	(100bp)	86%	(200bp)
Risk-weighted assets	82.1	79.4	3%	79.3	4%

Notes:
(1)
Divisional return on equity is based on divisional operating profit after tax, divided by average notional equity (based on 10% of the monthly average of divisional RWAs, adjusted for capital deductions).

(2)
Includes disposal groups: loans and advances to customers £11.7 billion (30 June 2012 - £11.9 billion; 31 December 2011 - £12.2 billion), risk elements in lending £0.9 billion (30 June 2012 - £0.9 billion; 31 December 2011 - £1.0 billion) and customer deposits £12.9 billion (30 June 2012 - £13.1 billion; 31 December 2011- £13.0 billion).

UK Corporate (continued)

Key points
UK Corporate faced a challenging market environment in Q3 2012, with margin pressures, competition for deposits and a small number of single name impairments. The division continued its commitment to supporting the UK economy.

Through the Funding for Lending Scheme (FLS), which launched in Q3 2012, UK Corporate had, by 30 September 2012, supported over 4,300 SMEs with £597 million of allocated funds. Over the full lifetime of the scheme, UK Corporate’s SME customers are expected to save £100 million through reduced interest rates and the removal of arrangement fees. Corporate and Institutional Banking is using the FLS to provide targeted support to mid-sized manufacturers where, in some cases, it is reducing interest rates by more than 1%.

Q3 2012 compared with Q2 2012
•	Operating profit decreased by £144 million, 28%, predominantly due to lower income and increased impairments.

•
Net interest income decreased by 6% due to an 18 basis point fall in the net interest margin. This was driven by the non-repeat of income deferral revisions in Q2 2012, deposit margin compression reflecting tightening Libor spreads and increased competition. Loans and advances to customers fell by 2% as a result of the repayment of a small number of specific large corporate loans at the end of the quarter, with SME lending broadly flat. Deposits fell marginally and the loan to deposit ratio was 84%.

•	Non-interest income decreased 7% primarily due to a decline in the fair value of a property-related investment of £25 million.

•	Impairments increased 36%, £66 million, primarily driven by a small number of significant individual corporate cases.

•	Risk-weighted assets increased 3% mainly as a result of regulatory changes to capital models, primarily a slotting approach in the real estate portfolio.

Q3 2012 compared with Q3 2011
•	Operating profit fell by £61 million, 14%, largely reflecting lower income (down £68 million) and increased impairments (up £17 million), partially offset by a £24 million decrease in costs.

•	Net interest income decreased by 3%, primarily driven by deposit margin compression. A 4% fall in lending volumes was broadly offset by improved asset margins.

•	Non-interest income declined by 10%, mainly due to lower Markets revenue share income as volumes remained subdued, as well as the decline in the fair value of a property-related investment.

•	Total costs decreased by 4% due to continued tight control over discretionary spending.

•	Impairments increased by 7% reflecting a small number of significant individual corporate cases in Q3 2012.

•	The loan to deposit ratio improved by 500 basis points to 84%, due to a 2% growth in deposits and a 10% decline in property-related lending.

Wealth

	Quarter ended			Nine months ended
	30 September 2012	30 June 2012	30 September 2011	30 September 2012	30 September 2011
	£m	£m	£m	£m	£m

Income statement
Net interest income	185	178	152	542	477

Net fees and commissions	94	90	95	277	286
Other non-interest income	13	35	23	66	61

Non-interest income	107	125	118	343	347

Total income	292	303	270	885	824

Direct expenses
- staff	(104)	(116)	(106)	(337)	(317)
- other	(57)	(56)	(57)	(173)	(152)
Indirect expenses	(58)	(55)	(58)	(171)	(168)

	(219)	(227)	(221)	(681)	(637)

Profit before impairment losses	73	76	49	204	187
Impairment losses	(8)	(12)	(4)	(30)	(12)

Operating profit	65	64	45	174	175

Analysis of income
Private banking	237	252	218	726	670
Investments	55	51	52	159	154

Total income	292	303	270	885	824

Key metrics
	Quarter ended			Nine months ended
	30 September 2012	30 June 2012	30 September 2011	30 September 2012	30 September 2011

Performance ratios
Return on equity (1)	14.3%	13.8%	9.4%	12.5%	12.4%
Net interest margin	3.88%	3.69%	2.96%	3.74%	3.18%
Cost:income ratio	75%	75%	82%	77%	77%

	30 September 2012	30 June 2012		31 December 2011
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers (gross)
- mortgages	8.7	8.6	1%	8.3	5%
- personal	5.5	5.6	(2%)	6.9	(20%)
- other	2.8	2.8	-	1.7	65%

	17.0	17.0	-	16.9	1%
Customer deposits	38.7	38.5	1%	38.2	1%
Assets under management (excluding deposits)	29.5	30.6	(4%)	30.9	(5%)
Risk elements in lending	0.2	0.2	-	0.2	-
Loan:deposit ratio (excluding repos)	44%	44%	-	44%	-
Risk-weighted assets	12.3	12.3	-	12.9	(5%)

Note:
(1)
Divisional return on equity is based on divisional operating profit after tax divided by average notional equity (based on 10% of the monthly average of divisional RWAs, adjusted for capital deductions).

Wealth (continued)

Key points
Q3 2012 saw a solid performance. Interest margins continued to improve, while costs and impairments fell.

The division made further progress in implementing the refreshed Coutts strategy across all jurisdictions. This included two new appointments to the Board of Coutts & Co Ltd Zurich, who will work closely with senior management on the development of the business and enhancements to the client franchise and product offering, in line with Coutts strategy of growth in the region.

In the UK, Coutts is finalising preparations for the implementation of the Financial Services Authority’s Retail Distribution Review regulations by 31 December 2012. Significant work has been undertaken to ensure clients continue to receive the best service and advice based on their specific needs, including the introduction of revised private banker and wealth manager roles and the development of refreshed products to reflect the new advice proposition.

Q3 2012 compared with Q2 2012
•
Operating profit increased by £1 million, 2%, to £65 million in the third quarter. Higher net interest income, lower impairments and the non-repeat of client redress costs in Q2 2012 were partly offset by the non-repeat of the Q2 2012 gain on sale of the Latin American and African business.

•
Income declined by 4% due to a 14% decrease in non-interest income, primarily reflecting the gain of £15 million on sale of the Latin American and African business in Q2 2012. Excluding the gain, income grew by 1% as improved net interest income reflected increases in lending margins.

•
Expenses fell by 4% principally due to the non-recurrence of the Q2 2012 client redress expense following a past business review into the sale of the ALICO Enhanced Variable Rate Fund, announced in November 2011.

•
Client assets and liabilities managed by the division declined 1%. Assets under management declined by £1.1 billion, with £1.5 billion of net outflows of low margin custody assets in international markets only partially offset by favourable market movements of £0.4 billion. Lending and deposit volumes were broadly stable.

•	Impairments were £8 million, down £4 million, reflecting a lower level of specific impairments.

Q3 2012 compared with Q3 2011
•	Operating profit rose 44% principally reflecting strong growth in income.

•
Income increased by 8% driven by strong growth in net interest income as a result of improved lending margins and growth in divisional treasury income. Deposit income increased with a £1.3 billion growth in volumes and a 10 basis points improvement in margins. Non-interest income declined 9% with continued volatile markets subduing client demand for transactions, leading to reduced brokerage and foreign exchange income.

•	Expenses decreased by 1% largely reflecting favourable exchange rate movements, assisted by continued close management of discretionary costs.

•
Client assets and liabilities managed by the division increased by 1%, driven by the increase in deposits. Assets under management declined by 1% as favourable market movements, accounting for £2 billion of the movement, were offset by net new business outflows of low margin custody assets.

International Banking

	Quarter ended			Nine months ended
	30 September 2012	30 June 2012	30 September 2011	30 September 2012	30 September 2011
	£m	£m	£m	£m	£m

Income statement
Net interest income from banking activities	227	234	302	721	906
Funding costs of rental assets	-	-	(9)	(9)	(30)

Net interest income	227	234	293	712	876
Non-interest income	308	327	357	926	1,086

Total income	535	561	650	1,638	1,962

Direct expenses
- staff	(132)	(153)	(170)	(472)	(546)
- other	(47)	(47)	(57)	(142)	(175)
Indirect expenses	(169)	(167)	(181)	(511)	(526)

	(348)	(367)	(408)	(1,125)	(1,247)

Profit before impairment losses	187	194	242	513	715
Impairment losses	(12)	(27)	(14)	(74)	(112)

Operating profit	175	167	228	439	603

Of which:
Ongoing businesses	171	168	233	452	628
Run-off businesses	4	(1)	(5)	(13)	(25)

Analysis of income by product
Cash management	224	246	241	738	699
Trade finance	76	73	77	221	208
Loan portfolio	228	233	315	658	1,008

Ongoing businesses	528	552	633	1,617	1,915
Run-off businesses	7	9	17	21	47

Total income	535	561	650	1,638	1,962

Analysis of impairments by sector
Manufacturing and infrastructure	2	2	47	21	179
Property and construction	-	7	11	7	17
Transport and storage	-	-	2	(4)	11
Telecommunications, media and technology	-	-	-	9	-
Banks and financial institutions	12	19	(43)	43	(42)
Other	(2)	(1)	(3)	(2)	(53)

Total impairment losses	12	27	14	74	112

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements)	0.1%	0.2%	0.1%	0.2%	0.2%

International Banking (continued)

Key metrics
	Quarter ended			Nine months ended
	30 September 2012	30 June 2012	30 September 2011	30 September 2012	30 September 2011

Performance ratios (ongoing businesses)
Return on equity (1)	10.3%	10.5%	14.0%	9.5%	12.3%
Net interest margin	1.70%	1.65%	1.71%	1.65%	1.76%
Cost:income ratio	65%	65%	61%	67%	61%

	30 September 2012	30 June 2012		31 December 2011
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers	46.7	49.5	(6%)	56.9	(18%)
Loans and advances to banks	5.1	5.1	-	3.4	50%
Securities	2.3	2.4	(4%)	6.0	(62%)
Cash and eligible bills	0.7	0.7	-	0.3	133%
Other	3.6	3.7	(3%)	3.3	9%

Total third party assets (excluding derivatives mark-to-market)	58.4	61.4	(5%)	69.9	(16%)
Customer deposits (excluding repos)	41.7	42.2	(1%)	45.1	(8%)
Bank deposits (excluding repos)	6.5	7.7	(16%)	11.4	(43%)
Risk elements in lending	0.7	0.7	-	1.6	(56%)
Loan:deposit ratio (excluding repos and conduits)	101%	102%	(100bp)	103%	(200bp)
Risk-weighted assets	49.7	46.0	8%	43.2	15%

Note:
(1)
Divisional return on equity is based on divisional operating profit after tax, divided by average notional equity (based on 10% of the monthly average of divisional RWAs, adjusted for capital deductions), for the ongoing businesses.

	Quarter ended			Nine months ended
	30 September 2012	30 June 2012	30 September 2011	30 September 2012	30 September 2011
	£m	£m	£m	£m	£m

Run-off businesses (1)
Total income	7	9	17	21	47
Direct expenses	(3)	(10)	(22)	(34)	(72)

Operating profit/(loss)	4	(1)	(5)	(13)	(25)

Note:
(1)	Run-off businesses consist of the exited corporate finance business.

International Banking (continued)

Key points
International Banking is an integrated, client-focused business, serving clients’ financing, risk management, trade finance, payments and cash management needs internationally.

In Q3 2012, International Banking showed solid performance despite ongoing difficult market conditions.

Across the UK and Europe economic growth remained low. Income was negatively affected by margin compression in cash management and a continued deliberate reduction in lending portfolio exposure reflecting actions to improve capital efficiency.

International Banking maintained its focus on cost and capital management to ensure the most efficient use of resources in light of continued regulatory pressure across the industry. Furthermore, management continued to ensure the division’s client base has access to the full Markets and International Banking proposition by implementing connectivity initiatives.

Q3 2012 compared with Q2 2012
•	Operating profit was up £8 million, driven primarily by lower costs and lower impairments. Return on equity was 10.3%.

•	Income was down £26 million to £535 million:
○
Cash management decreased by 9%, driven by margin compression as a result of lower rates in the UK and Europe, with Europe affected by the European Central Bank rate cut in July. Deposit levels remained resilient.

○ Trade finance increased 4% mainly due to loan growth in Europe, Middle East and Africa (EMEA) and Asia.

•	Q3 2012 expenses declined by £19 million, reflecting planned headcount reduction following the formation of the International Banking division.

•	Impairments fell by £15 million, largely due to the non-repeat of a single name provision in Q2 2012.

•	Third party assets declined by 5%, with targeted reductions in the lending portfolio aimed at improving capital efficiency.

•
Customer deposits declined marginally, but held up well despite economic pressures and the need to rebuild customer confidence following the Group technology incident in June 2012. The loan to deposit ratio remained solid, improving slightly to 101%.

International Banking (continued)

Key points (continued)

Q3 2012 compared with Q3 2011
•	Operating profit decreased by £53 million as lower income was only partially offset by lower expenses and impairments.

•	Income decreased by 18%:
○
Net interest income was down £66 million primarily as a result of the deliberate reduction in loan portfolio exposures designed to improve capital efficiency. Net interest income from customer deposits also fell due to margin erosion following three European Central Bank rate cuts since Q3 2011 and lower deposit levels.

○ Non-interest income was down £49 million mainly due to negative movements on credit hedging activity within the lending portfolio.

•
Expenses fell by £60 million, largely reflecting planned headcount reduction, tight management of technology and support infrastructure costs and increased focus on the management of discretionary expenses.

•	Third party assets fell by 23%, mainly due to planned loan portfolio reductions of £15 billion.

•	Customer deposits decreased by 8%, reflecting sluggish market conditions and a highly competitive environment.

Ulster Bank

	Quarter ended			Nine months ended
	30 September 2012	30 June 2012	30 September 2011	30 September 2012	30 September 2011
	£m	£m	£m	£m	£m

Income statement
Net interest income	163	160	196	488	559

Net fees and commissions	36	35	41	109	114
Other non-interest income	14	11	19	36	48

Non-interest income	50	46	60	145	162

Total income	213	206	256	633	721

Direct expenses
- staff	(53)	(52)	(55)	(157)	(168)
- other	(12)	(11)	(17)	(35)	(52)
Indirect expenses	(61)	(65)	(65)	(192)	(195)

	(126)	(128)	(137)	(384)	(415)

Profit before impairment losses	87	78	119	249	306
Impairment losses	(329)	(323)	(327)	(1,046)	(1,057)

Operating loss	(242)	(245)	(208)	(797)	(751)

Analysis of income by business
Corporate	85	88	107	275	337
Retail	93	86	116	267	327
Other	35	32	33	91	57

Total income	213	206	256	633	721

Analysis of impairments by sector
Mortgages	155	141	126	511	437
Corporate
- property	92	61	78	207	241
- other corporate	75	103	111	292	334
Other lending	7	18	12	36	45

Total impairment losses	329	323	327	1,046	1,057

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) by sector
Mortgages	3.3%	2.9%	2.4%	3.6%	2.8%
Corporate
- property	8.0%	5.1%	6.1%	6.0%	6.3%
- other corporate	4.1%	5.4%	5.4%	5.3%	5.4%
Other lending	2.2%	5.1%	3.2%	3.7%	4.0%

Total	4.1%	3.9%	3.7%	4.3%	4.0%

Ulster Bank (continued)

Key metrics
	Quarter ended			Nine months ended
	30 September 2012	30 June 2012	30 September 2011	30 September 2012	30 September 2011

Performance ratios
Return on equity (1)	(20.4%)	(19.8%)	(18.3%)	(22.0%)	(23.6%)
Net interest margin	1.92%	1.82%	1.96%	1.87%	1.87%
Cost:income ratio	59%	62%	54%	61%	58%

	30 September 2012	30 June 2012		31 December 2011
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers (gross)
- mortgages	18.9	19.2	(2%)	20.0	(6%)
- corporate
- property	4.6	4.8	(4%)	4.8	(4%)
- other corporate	7.4	7.6	(3%)	7.7	(4%)
- other lending	1.3	1.4	(7%)	1.6	(19%)

	32.2	33.0	(2%)	34.1	(6%)
Customer deposits	20.3	20.6	(1%)	21.8	(7%)
Risk elements in lending
- mortgages	2.9	2.6	12%	2.2	32%
- corporate
- property	1.8	1.4	29%	1.3	38%
- other corporate	2.1	2.0	5%	1.8	17%
- other lending	0.2	0.2	-	0.2	-

Total risk elements in lending	7.0	6.2	13%	5.5	27%
Loan:deposit ratio (excluding repos)	141%	144%	(300bp)	143%	(200bp)
Risk-weighted assets	35.1	37.4	(6%)	36.3	(3%)

Spot exchange rate - €/£	1.256	1.238		1.196

Note:
(1)
Divisional return on equity is based on divisional operating loss after tax divided by average notional equity (based on 10% of the monthly average of divisional RWAs, adjusted for capital deductions).

Key points
In a challenging macroeconomic environment, in which recovery from the Group technology incident was a primary focus, Ulster Bank delivered improved pre-impairment profit in the quarter.

The deposit market remained competitive and margins continued to be constrained. Customer deposits remained broadly flat, with no significant outflows following the Group technology incident, while retail and SME balances increased marginally in the quarter. Ulster Bank remains focused on its deposit gathering and cost management strategy.

Ulster Bank (continued)

Key points (continued)

Q3 2012 compared with Q2 2012
•	Operating profit before impairment losses increased by 12% to £87 million, reflecting higher income and lower expenses. The operating loss of £242 million was marginally lower than Q2 2012.

•
Total income increased by £7 million reflecting a slight improvement in funding conditions coupled with a small uplift in non-interest income. The net interest margin increased by 10 basis points to 1.92%.

•	Expenses decreased by £2 million as cost management remained a central priority.

•
Impairment losses increased marginally, primarily in the residential mortgage portfolio. Mortgage arrears continued to rise as unemployment remained high and affordability issues persisted. This trend was exacerbated by a temporary disruption to collections activity during the Group technology incident in Q2 2012. Corporate risk elements in lending increased by £0.5 billion in the quarter due to a small number of large exposures which were in the course of being restructured in Q3 2012. However, this did not significantly impact impairment losses.

•	Loans to customers fell further as repayments continued to outstrip new lending volumes.

•
Customer deposits remained broadly flat, with no significant outflows following the Group technology incident, while retail and SME balances increased marginally in the quarter. The loan to deposit ratio improved by 300 basis points to 141%.

Q3 2012 compared with Q3 2011
•	The operating loss increased by £34 million, with lower income only partly offset by a fall in expenses.

•	Income decreased by 17%, driven by lower interest-earning asset volumes and higher costs of funding as customer deposit rates remained elevated despite the falls in market interest rates.

•	Costs decreased by £11 million, with a focus on cost management and a reduction of discretionary spending through a number of cost saving initiatives.

•	Impairment losses remained broadly stable.

•	Loans to customers decreased by 9%, reflecting weak customer demand.

•
Customer deposits declined by 13%, due to outflows of wholesale balances driven by market volatility and the impact of a rating downgrade in H2 2011. Retail and SME balances remained stable over the period.

US Retail & Commercial (£ Sterling)

	Quarter ended			Nine months ended
	30 September 2012	30 June 2012	30 September 2011	30 September 2012	30 September 2011
	£m	£m	£m	£m	£m

Income statement
Net interest income	492	492	482	1,480	1,404

Net fees and commissions	195	195	223	585	642
Other non-interest income	93	128	66	286	201

Non-interest income	288	323	289	871	843

Total income	780	815	771	2,351	2,247

Direct expenses
- staff	(207)	(217)	(210)	(647)	(622)
- other	(128)	(144)	(156)	(388)	(420)
- litigation settlement	-	-	-	(88)	-
Indirect expenses	(201)	(197)	(197)	(606)	(584)

	(536)	(558)	(563)	(1,729)	(1,626)

Profit before impairment losses	244	257	208	622	621
Impairment losses	(21)	(28)	(85)	(68)	(261)

Operating profit	223	229	123	554	360

Average exchange rate - US$/£	1.581	1.582	1.611	1.578	1.614

Analysis of income by product
Mortgages and home equity	139	134	119	407	335
Personal lending and cards	101	102	117	302	342
Retail deposits	215	224	238	659	690
Commercial lending	144	151	150	455	436
Commercial deposits	111	113	105	338	306
Other	70	91	42	190	138

Total income	780	815	771	2,351	2,247

Analysis of impairments by sector
Residential mortgages	(5)	(4)	6	(3)	24
Home equity	40	20	32	82	83
Corporate and commercial	(35)	(6)	5	(57)	47
Other consumer	21	17	12	41	40
Securities	-	1	30	5	67

Total impairment losses	21	28	85	68	261

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) by sector
Residential mortgages	(0.3%)	(0.3%)	0.4%	(0.1%)	0.6%
Home equity	1.2%	0.6%	0.9%	0.8%	0.8%
Corporate and commercial	(0.6%)	(0.1%)	0.1%	(0.3%)	0.3%
Other consumer	1.0%	0.8%	0.7%	0.7%	0.9%

Total	0.2%	0.2%	0.4%	0.2%	0.5%

US Retail & Commercial (£ Sterling) (continued)

Key metrics
	Quarter ended			Nine months ended
	30 September 2012	30 June 2012	30 September 2011	30 September 2012	30 September 2011

Performance ratios
Return on equity (1)	9.7%	10.0%	5.8%	8.1%	5.7%
Adjusted return on equity (2)	9.7%	8.3%	5.8%	8.8%	5.7%
Net interest margin	2.99%	3.02%	3.08%	3.02%	3.07%
Cost:income ratio	69%	69%	73%	74%	72%
Adjusted cost:income ratio (2)	69%	72%	73%	71%	72%

	30 September 2012	30 June 2012		31 December 2011
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Total third party assets	75.0	75.1	-	75.8	(1%)
Loans and advances to customers (gross)
- residential mortgages	5.9	6.1	(3%)	6.1	(3%)
- home equity	13.6	14.2	(4%)	14.9	(9%)
- corporate and commercial	23.0	23.6	(3%)	22.9	-
- other consumer	8.2	8.3	(1%)	7.7	6%

	50.7	52.2	(3%)	51.6	(2%)
Customer deposits (excluding repos)	59.8	59.2	1%	60.0	-
Bank deposits (excluding repos)	3.8	5.0	(24%)	5.2	(27%)
Risk elements in lending
- retail	0.7	0.6	17%	0.6	17%
- commercial	0.3	0.4	(25%)	0.4	(25%)

Total risk elements in lending	1.0	1.0	-	1.0	-
Loan:deposit ratio (excluding repos)	84%	87%	(300bp)	85%	(100bp)
Risk-weighted assets	56.7	58.5	(3%)	59.3	(4%)

Spot exchange rate - US$/£	1.614	1.569		1.548

Notes:
(1)
Divisional return on equity is based on divisional operating profit after tax divided by average notional equity (based on 10% of the monthly average of divisional RWAs, adjusted for capital deductions).

(2)	Excludes the litigation settlement in Q1 2012 and net gain on sale of Visa B shares in Q2 2012.

Key point
•	Sterling strengthened relative to the US dollar during the first nine months of 2012, with the spot exchange rate increasing by 4.3% compared with 31 December 2011.

US Retail & Commercial (US Dollar)

	Quarter ended			Nine months ended
	30 September 2012	30 June 2012	30 September 2011	30 September 2012	30 September 2011
	$m	$m	$m	$m	$m

Income statement
Net interest income	778	778	776	2,335	2,267

Net fees and commissions	306	309	358	922	1,036
Other non-interest income	149	202	109	453	325

Non-interest income	455	511	467	1,375	1,361

Total income	1,233	1,289	1,243	3,710	3,628

Direct expenses
- staff	(327)	(344)	(340)	(1,021)	(1,005)
- other	(204)	(228)	(250)	(614)	(677)
- litigation settlement	-	-	-	(138)	-
Indirect expenses	(318)	(311)	(318)	(956)	(943)

	(849)	(883)	(908)	(2,729)	(2,625)

Profit before impairment losses	384	406	335	981	1,003
Impairment losses	(33)	(43)	(137)	(107)	(422)

Operating profit	351	363	198	874	581

Analysis of income by product
Mortgages and home equity	219	211	192	641	542
Personal lending and cards	160	161	188	477	552
Retail deposits	340	355	384	1,041	1,114
Commercial lending	228	239	241	718	703
Commercial deposits	175	179	169	533	494
Other	111	144	69	300	223

Total income	1,233	1,289	1,243	3,710	3,628

Analysis of impairments by sector
Residential mortgages	(8)	(6)	10	(5)	38
Home equity	64	30	52	129	134
Corporate and commercial	(55)	(9)	8	(89)	75
Other consumer	32	27	19	65	68
Securities	-	1	48	7	107

Total impairment losses	33	43	137	107	422

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) by sector
Residential mortgages	(0.3%)	(0.3%)	0.4%	(0.1%)	0.6%
Home equity	1.2%	0.5%	0.9%	0.8%	0.8%
Corporate and commercial	(0.6%)	(0.1%)	0.1%	(0.3%)	0.3%
Other consumer	1.0%	0.8%	0.7%	0.7%	0.9%

Total	0.2%	0.2%	0.5%	0.2%	0.5%

US Retail & Commercial (US Dollar) (continued)

Key metrics
	Quarter ended			Nine months ended
	30 September 2012	30 June 2012	30 September 2011	30 September 2012	30 September 2011

Performance ratios
Return on equity (1)	9.7%	10.0%	5.8%	8.1%	5.7%
Adjusted return on equity (2)	9.7%	8.3%	5.8%	8.8%	5.7%
Net interest margin	2.99%	3.02%	3.08%	3.02%	3.07%
Cost:income ratio	69%	69%	73%	74%	72%
Adjusted cost:income ratio (2)	69%	72%	73%	71%	72%

	30 September 2012	30 June 2012		31 December 2011
	$bn	$bn	Change	$bn	Change

Capital and balance sheet
Total third party assets	121.0	117.8	3%	117.3	3%
Loans and advances to customers (gross)
- residential mortgages	9.5	9.6	(1%)	9.4	1%
- home equity	22.0	22.3	(1%)	23.1	(5%)
- corporate and commercial	37.2	37.0	1%	35.3	5%
- other consumer	13.1	13.1	-	12.0	9%

	81.8	82.0	-	79.8	3%
Customer deposits (excluding repos)	96.6	92.9	4%	92.8	4%
Bank deposits (excluding repos)	6.2	7.8	(21%)	8.0	(23%)
Risk elements in lending
- retail	1.2	1.0	20%	1.0	20%
- commercial	0.5	0.6	(17%)	0.6	(17%)

Total risk elements in lending	1.7	1.6	6%	1.6	6%
Loan:deposit ratio (excluding repos)	84%	87%	(300bp)	85%	(100bp)
Risk-weighted assets	91.6	91.7	-	91.8	-

Notes:
(1)	Divisional return on equity is based on divisional operating profit after tax divided by average notional equity (based on 10% of monthly average of divisional RWAs, adjusted for capital deductions).
(2)	Excludes the litigation settlement in Q1 2012 and net gain on sale of Visa B shares in Q2 2012.

Key points
Q3 2012 was another solid quarter for US Retail & Commercial. Excluding the £39 million ($62 million) net gain on sale of Visa B shares in Q2 2012, operating profit increased a further 17% quarter-on-quarter, largely driven by a decrease in expenses and higher securities gains.

US Retail & Commercial’s strategy to focus on core banking products and to compete on service and product capabilities rather than price continued to deliver results. Key customer retention indicators in Consumer Banking, such as penetration in online banking, online bill pay and direct deposits, continued to improve in Q3 2012, while customers continued to rate services such as mobile banking highly compared with peers.

Consumer Banking has also seen benefits from its focus on growing and deepening valued customer relationships, resulting in higher core deposit balances and greater penetration in lending products.

US Retail & Commercial (US Dollar) (continued)

Key points (continued)
Commercial Banking has successfully utilised the growing strength of customer relationships to develop innovative e-marketing campaigns, targeting specific clients and prospects in chosen industries, and providing customers with access to relevant webinars, customer events and economic newsletters based on the business’s understanding of their needs.

Commercial Banking has also focused on expanding and improving its Capital Markets and Treasury Solutions businesses throughout 2012.

By the end of Q3, the Capital Markets business was on track to finish 2012 with more than 100 lead roles in syndicate debt underwriting transactions, an increase of over 15% from 2011. In Q3 2012, the Treasury Solutions business improved its customer experience through the launch of accessSETUP™, a secure web interface that will allow safe and efficient exchange of documents in the initiation and implementation phases of cash management services.

Q3 2012 compared with Q2 2012
•
US Retail & Commercial posted an operating profit of £223 million ($351 million) compared with £229 million ($363 million) in the prior quarter. Excluding the £39 million ($62 million) net gain on sale of Visa B shares in Q2 2012, operating profit increased by £33 million ($50 million), or 17%, largely reflecting higher securities gains of £16 million ($26 million) and lower expenses.

•	Net interest income was in line with the prior quarter although net interest margin decreased by 3 basis points to 2.99% reflecting lower asset yields.

•
Loans and advances were flat, reflecting continued run-off of consumer loan balances due to reduced credit demand and the unwillingness to hold long term fixed rate products, offset by growth in commercial loan volumes.

•	Excluding a gross gain of £47 million ($75 million) on the sale of Visa B shares in Q2 2012, non-interest income was up £12 million ($19 million), or 4%, largely reflecting higher securities gains.

•
Excluding the £8 million ($13 million) litigation reserve associated with the sale of Visa B shares in Q2 2012, direct expenses were down £18 million ($28 million), or 5%, driven by lower mortgage servicing rights impairments and the phasing of staff costs.

•	Impairment losses were down £7 million ($10 million), although the credit environment remained broadly stable in the quarter.

Q3 2012 compared with Q3 2011
•	Operating profit increased to £223 million ($351 million) from £123 million ($198 million), an increase of £100 million ($153 million), or 81%, driven by lower impairment losses and expenses.

•
Net interest income was in line with Q3 2011. Consumer loan run-off and lower asset yields reflected prevailing economic conditions, but were offset by targeted commercial loan growth, deposit pricing discipline and lower funding costs.

•	Customer deposits were up 2% with strong growth achieved in checking and money market balances. Consumer checking balances grew by 3% while small business checking balances grew by 8% over the year.

US Retail & Commercial (US Dollar) (continued)

Key points (continued)

Q3 2012 compared with Q3 2011 (continued)
•
Non-interest income was down £1 million ($12 million), reflecting lower debit card fees as a result of the Durbin Amendment legislation, and lower deposit fees, partially offset by higher securities gains and strong mortgage banking fees.

•
Total expenses declined by £27 million ($59 million), or 5%, reflecting a lower mortgage servicing rights impairment, a decline in loan collection costs and the elimination of the Everyday Points rewards programme for consumer debit card customers.

•	Impairment losses declined by £64 million ($104 million), or 75%, reflecting an improved credit environment as well as lower impairments related to securities.

Markets

	Quarter ended			Nine months ended
	30 September 2012	30 June 2012	30 September 2011	30 September 2012	30 September 2011
	£m	£m	£m	£m	£m

Income statement
Net interest income	14	32	(9)	62	47

Net fees and commissions receivable	27	23	72	127	346
Income from trading activities	1,250	925	1,584	3,554	4,100
Other operating income	(249)`	86	(1,200)	99	(770)

Non-interest income	1,028	1,034	456	3,780	3,676

Total income	1,042	1,066	447	3,842	3,723

Direct expenses
- staff	(393)	(423)	(406)	(1,360)	(1,609)
- other	(162)	(185)	(195)	(513)	(549)
Indirect expenses	(198)	(188)	(199)	(584)	(576)

	(753)	(796)	(800)	(2,457)	(2,734)

Profit/(loss) before impairment recoveries/ (losses)	289	270	(353)	1,385	989
Impairment recoveries/(losses)	6	(19)	5	(15)	19

Operating profit/(loss)	295	251	(348)	1,370	1,008

Of which:
Ongoing businesses	300	268	(325)	1,429	1,039
Run-off businesses	(5)	(17)	(23)	(59)	(31)

Analysis of income by product
Rates	390	416	42	1,607	1,078
Currencies	173	175	293	594	801
Asset backed products (ABP)	374	378	241	1,179	1,225
Credit markets	186	184	(58)	683	580
Investor products and equity derivatives	76	91	76	290	475

Total income ongoing businesses	1,199	1,244	594	4,353	4,159
Inter-divisional revenue share	(159)	(174)	(178)	(519)	(590)
Run-off businesses	2	(4)	31	8	154

Total income	1,042	1,066	447	3,842	3,723

Memo - Fixed income and currencies
Rates/currencies/ABP/credit markets	1,123	1,153	518	4,063	3,684
Less: primary credit markets	(114)	(132)	(137)	(417)	(554)

Total fixed income and currencies	1,009	1,021	381	3,646	3,130

Markets (continued)

Key metrics
	Quarter ended			Nine months ended
	30 September 2012	30 June 2012	30 September 2011	30 September 2012	30 September 2011

Performance ratios (ongoing businesses)
Return on equity (1)	7.8%	6.8%	(8.2%)	12.0%	8.9%
Cost:income ratio	72%	73%	179%	62%	71%
Compensation ratio (2)	37%	38%	88%	34%	41%

	30 September 2012	30 June 2012		31 December 2011
	£bn	£bn	Change	£bn	Change

Capital and balance sheet (ongoing businesses)
Loans and advances	51.7	53.7	(4%)	61.2	(16%)
Reverse repos	97.5	97.6	-	100.4	(3%)
Securities	97.9	101.7	(4%)	108.1	(9%)
Cash and eligible bills	34.7	26.8	29%	28.1	23%
Other	22.4	22.2	1%	14.8	51%

Total third party assets (excluding derivatives mark-to-market)	304.2	302.0	1%	312.6	(3%)
Customer deposits (excluding repos)	34.3	34.3	-	36.8	(7%)
Bank deposits (excluding repos)	42.9	50.7	(15%)	48.2	(11%)
Net derivative assets (after netting)	21.3	27.5	(23%)	37.0	(42%)
Risk-weighted assets	108.0	107.9	-	120.3	(10%)
Notes:
(1)
Divisional return on equity is based on divisional operating profit after tax, divided by average notional equity (based on 10% of the monthly average of divisional RWAs, adjusted for capital deductions), for the ongoing businesses.

(2)	Compensation ratio is based on staff costs as a percentage of total income.

	Quarter ended			Nine months ended
	30 September 2012	30 June 2012	30 September 2011	30 September 2012	30 September 2011
Run-off businesses (1)	£m	£m	£m	£m	£m

Total income	2	(4)	31	8	154
Direct expenses	(7)	(13)	(54)	(67)	(185)

Operating loss	(5)	(17)	(23)	(59)	(31)

	30 September 2012	30 June 2012	31 December 2011
Run-off businesses (1)	£bn	£bn	£bn

Total third party assets (excluding derivatives mark-to-market)	0.2	0.4	1.3

Note:
(1)	Run-off businesses consist of the exited cash equities, corporate broking and equity capital markets operations.

Markets (continued)

Key points
During Q3 2012, Markets performed creditably in a challenging environment. Client activity was subdued and investors remained cautious, despite market supportive actions by both the US Federal Reserve and the European Central Bank which resulted in a narrowing of credit spreads.

In response to the difficult environment, Markets has continued to focus on managing both risk and costs. The effectiveness of risk management processes were further improved and risk positions mitigated. Headcount fell and the division continued to pursue a rigorous programme of front to back cost reduction.

Q3 2012 compared with Q2 2012
•	Revenues declined by 2% due to continued uncertainty in the Eurozone and subdued client activity. However, the ongoing focus on costs generated an 18% increase in operating profit.

•
Rates’ income fell 6% in a low volatility environment. A decline in counterparty exposure management, which had a particularly strong Q2 2012, was partly offset by a strong performance in non-linear trading, as RBS worked with clients to restructure or unwind a number of client positions.

•
Currencies volumes remained weak. Investors were risk averse which limited opportunities in emerging markets. Conversely, the currency options activity had better trading results as a consequence of efficient risk management.

•	Asset-backed products continued to benefit from investors’ search for yield, especially in the United States, where the Federal Reserve’s stance on quantitative easing sustained the markets.

•
Credit markets continued to stabilise during Q3 2012. Issuance in the EMEA debt capital markets remained difficult and windows of opportunity were narrow. The US market, less affected by uncertainty in the Eurozone, saw some growth in corporate activity.

•	The 5% reduction in total expenses was driven by lower staff costs and the division’s continued focus on controlling discretionary expenditure.

•	Third party assets increased slightly due to a higher level of cash held with central banks at the end of the quarter. Excluding cash and eligible bills, third party assets fell by £6 billion.

•	Risk-weighted assets remained flat as continuing regulatory pressures were offset by ongoing mitigation actions.

•	Q3 2012 performance helped drive a strong return on equity of 12% for the first nine months of 2012, largely due to the improved cost position.

Markets (continued)

Key points (continued)

Q3 2012 compared with Q3 2011
•
Revenues increased by £595 million as business performance and the market environment improved. During Q3 2011 both credit spreads and investor confidence deteriorated sharply whereas Q3 2012 has been supported by the actions of the US Federal Reserve and European Central Bank.

	○	Rates benefited from a more stable market environment and more effective risk management. Non-linear trading performed particularly well during Q3 2012.
	○	Flow currencies weakened compared with Q3 2011 reflecting low volumes. The currency options business was lower, but this reflected a strong Q3 2011.
	○	A stronger performance in asset backed products reflected a more sustained market rally than during 2011. Quantitative easing in the US and investors’ search for yield supported asset prices.
○
Credit markets incurred significant losses in Q3 2011 on flow credit trading, reflecting the sharp deterioration in the credit environment. More benign credit conditions and a focus on risk management drove improved results in Q3 2012.

•
Staff numbers have fallen significantly as a consequence of both the strategic decision to exit cash equities and origination and a more efficient use of resources in the ongoing business. The compensation ratio of 37% represents a significant improvement from Q3 2011. Lower headcount, combined with the focus on discretionary expenditure, has driven down the overall cost base.

Direct Line Group

	Quarter ended			Nine months ended
	30 September 2012	30 June 2012	30 September 2011	30 September 2012	30 September 2011
	£m	£m	£m	£m	£m

Income statement
Earned premiums	1,013	1,012	1,057	3,045	3,178
Reinsurers' share	(81)	(83)	(67)	(246)	(181)

Net premium income	932	929	990	2,799	2,997
Fees and commissions	(129)	(113)	(83)	(351)	(239)
Instalment income	32	31	35	94	105
Investment income	48	73	72	211	205
Other income	16	14	19	46	81

Total income	899	934	1,033	2,799	3,149

Direct expenses
- Staff expenses	(88)	(81)	(67)	(248)	(213)
- Other expenses	(106)	(81)	(88)	(278)	(254)

Total direct expenses	(194)	(162)	(155)	(526)	(467)
Indirect expenses	-	(61)	(60)	(124)	(170)

	(194)	(223)	(215)	(650)	(637)

Net claims	(596)	(576)	(695)	(1,821)	(2,183)

Operating profit	109	135	123	328	329

Analysis of income by product
Personal lines motor excluding broker
- own brands	433	440	475	1,324	1,414
- partnerships	34	34	49	104	193
Personal lines home excluding broker
- own brands	116	123	121	360	364
- partnerships	90	98	97	280	295
Personal lines rescue and other excluding broker
- own brands	46	45	44	137	138
- partnerships	43	48	48	135	147
Commercial	86	88	90	261	258
International	84	84	98	259	271
Other (1)	(33)	(26)	11	(61)	69

Total income	899	934	1,033	2,799	3,149

For the notes to this table refer to page 53.

Direct Line Group (continued)

Key metrics
	Quarter ended			Nine months ended
	30 September 2012	30 June 2012	30 September 2011	30 September 2012	30 September 2011

In-force policies (000s)
Personal lines motor excluding broker
- own brands	3,762	3,816	3,832	3,762	3,832
- partnerships	332	319	388	332	388
Personal lines home excluding broker
- own brands	1,777	1,795	1,832	1,777	1,832
- partnerships	2,514	2,509	2,504	2,514	2,504
Personal lines rescue and other excluding broker
- own brands	1,816	1,798	1,886	1,816	1,886
- partnerships	7,955	7,895	7,714	7,955	7,714
Commercial	466	460	410	466	410
International	1,444	1,441	1,357	1,444	1,357
Other (1)	52	54	44	52	44

Total in-force policies (2)	20,118	20,087	19,967	20,118	19,967

Gross written premium (£m)
Personal lines motor excluding broker
- own brands	400	378	438	1,176	1,236
- partnerships	40	32	36	109	109
Personal lines home excluding broker
- own brands	128	112	133	350	362
- partnerships	139	127	144	402	417
Personal lines rescue and other excluding broker
- own brands	48	45	48	136	134
- partnerships	45	45	48	131	130
Commercial	103	123	101	333	333
International	113	133	125	419	428
Other (1)	(1)	1	4	1	(1)

Total gross written premium	1,015	996	1,077	3,057	3,148

For the notes to this table refer to the following page.

Direct Line Group (continued)

Key metrics (continued)
	Quarter ended			Nine months ended
	30 September 2012	30 June 2012	30 September 2011	30 September 2012	30 September 2011

Performance ratios
Return on tangible equity (3)	12.9%	13.4%	11.0%	10.3%	10.0%
Loss ratio (4)	64%	62%	70%	65%	73%
Commission ratio (5)	14%	12%	8%	13%	8%
Expense ratio (6)	21%	24%	22%	23%	21%
Combined operating ratio (7)	99%	98%	100%	101%	102%

Balance sheet
Total insurance reserves - (£m) (8)	8,112	8,184	7,545	8,112	7,545

Notes:
(1)	‘Other’ predominantly consists of the personal lines broker business and from Q1 2012 business previously reported in Non-Core.
(2)
Total in-force policies include travel and creditor policies sold through RBS Group. These comprise travel policies included in bank accounts e.g. Royalties Gold Account, and creditor policies sold with bank products including mortgage, loan and card payment protection.

(3)	Return on tangible equity is based on annualised operating profit after tax divided by average tangible equity adjusted for dividend payments.
(4)	Loss ratio is based on net claims divided by net premium income.
(5)	Commission ratio is based on fees and commissions divided by net premium income.
(6)	Expense ratio is based on expenses divided by net premium income.
(7)	Combined operating ratio is the sum of the loss, commission and expense ratios.
(8)	Consists of general and life insurance liabilities, unearned premium reserve and liability adequacy reserve.

Key points
In October 2012 RBS Group sold 520.8 million ordinary shares in Direct Line Group completing a successful initial public offering (IPO). This represented 34.7% of the total share capital, generating gross proceeds of £911 million.

Direct Line Group continues to hold a steady position in a competitive market with stable in-force policies and an operating profit of £328 million for the nine months ended 30 September 2012. Q3 2012 operating profit of £109 million was lower than Q3 2011 as a result of increased financing costs, following successful implementation of balance sheet restructuring, and lower investment returns.

The combined operating ratio of 99% in the quarter reflects normal weather and some improvement in expense ratio compared with Q2 2012, partially offset by lower releases from prior year reserves.

Following the renewal and expansion of partnership agreements with Nationwide Building Society and Sainsbury's Bank in H1 2012, Direct Line Group signed an arm’s length, five year distribution agreement with RBS Group for the continued provision of general insurance products post divestment. In September, a new marketing campaign was launched for the Direct Line brand further differentiating its service led proposition. These activities reinforce Direct Line Group’s multi-brand, multi-product and multi-channel personal lines business model in the UK.

Direct Line Group (continued)

Key points (continued)
During the quarter, Commercial continued to develop its new e-trading platform. This will enable NIG to provide a wider range of Small to Medium Enterprise (SME) products for brokers on an electronic trading platform and drive greater operational efficiency, whilst also significantly improving the broker and customer experience.

International continued to consolidate its position with 1.4 million in-force policies. Gross written premium for the year-to-date was up 5% in local currency on the same period last year. This followed a period of strong growth in 2010 and 2011. International continues to benefit from its multi-channel distribution model including partnerships.

During Q3 2012, agreement was reached on the final level of reserves to be retained by Direct Line Group in respect of the run-off of remaining claims under Tesco Personal Finance policies and finalised certain other matters arising out of the expiration of the distribution arrangements. Following this determination of the reserves, the risks and rewards of the run-off for this line of business was transferred to Direct Line Group.

Direct Line Group continues to focus on reducing operational costs, targeting the delivery of gross annual cost and claims savings of £100 million in 2014 through overall improvements in operational efficiency, continued efforts to simplify its internal organisational structure and better managing its customer acquisition costs.

Investment markets remained challenging with continued low yields. Direct Line Group continues to manage its investment portfolios conservatively, with portfolios composed primarily of investment grade corporate bonds, cash and gilts. At 30 September 2012, exposure to peripheral Eurozone debt was £52 million, less than 1% of the portfolio, comprising non-sovereign debt issued in Ireland, Italy and Spain. During the quarter, Direct Line Group continued to restructure its portfolio through a further purchase of £287 million in corporate bonds and £33 million in property.

Direct Line Group continues to optimise its capital structure with a further dividend of £200 million paid to RBS Group on 3 September 2012, taking the total dividend paid to £1 billion in 2012. Following the IPO, Direct Line Group plans to adopt a progressive dividend policy which will aim to increase dividends annually in real terms. For 2012, the dividend pay-out ratio is expected to be between 50-60% of post tax profits from ongoing operations and a final dividend of two thirds of this amount is expected to be paid in Q2 2013.

Over the last 18 months, a number of regulatory reviews and initiatives have been announced by the UK Government, the Ministry of Justice and the Competition Commission in relation to the motor insurance industry. Direct Line Group is actively engaged with major stakeholders and supports the introduction of a coherent set of reforms. This was reinforced by the recent reversal of an earlier Court of Appeal decision (Simmons v Castle) in relation to the 10% uplift in general damages.

Direct Line Group (continued)

Key points (continued)

Separation update
From 1 July 2012, Direct Line Group has operated on a substantially standalone basis with independent corporate functions and governance, following successful implementation of a comprehensive programme of separation initiatives. During the first nine months of the year these included launching a new corporate identity and the Direct Line Group Board becoming fully compliant with the UK Corporate Governance code following further non-executive director appointments. New contracts of employment have been agreed and issued to staff, independent HR systems have been implemented and an arm’s length transitional services agreement has been reached with RBS Group for residual services.

RBS completed the successful initial public offering of Direct Line Group in October 2012, representing another important milestone in RBS’s restructuring plan.

Q3 2012 compared with Q2 2012
•
Operating profit of £109 million was £26 million, or 19% lower, as a result of increased financing costs, following successful implementation of balance sheet restructuring and lower investment returns.

•	Gross written premiums of £1,015 million were £19 million higher, driven by seasonality across the products.

•	Total income of £899 million was £35 million, or 4% lower, predominantly due to increased commissions payable relating to business previously reported within Non-Core and lower investment income.

•
Investment income of £48 million was £25 million lower as realised gains arising from portfolio management initiatives during Q2 2012 were not repeated in the current quarter. In addition financing costs were higher following a full quarter of interest on the Tier 2 debt issued in Q2 2012.

•	Net claims of £596 million were £20 million, or 4% higher, reflecting lower releases of reserves from prior years compared with the prior quarter, partially offset by less severe weather.

•
Total expenses of £194 million were £29 million, or 13% lower than Q2 2012, primarily due to being substantially operationally separate from RBS Group, and the cessation of a period of dual running costs.

Q3 2012 compared with Q3 2011
•	Operating profit was £14 million, or 11% lower than Q3 2011. Lower investment income, included £12 million of financing costs relating to the Tier 2 debt issued in Q2 2012.

•
Gross written premiums of £1,015 million were £62 million, or 6% lower than Q3 2011. This was predominantly driven by Motor, due to the impact of de-risking actions taken in 2011 and the continued focus on disciplined underwriting in a competitive market. International was also down, reflecting adverse exchange rate movements.

•
Total income decreased by £134 million as a result of the earn through of lower written premiums, together with significantly higher commissions payable relating to business previously reported in Non-Core and lower investment income.

Direct Line Group (continued)

Key points (continued)

Q3 2012 compared with Q3 2011 (continued)
•
Investment income was £24 million, or 33% lower reflecting lower yields during 2012, lower realised gains on the portfolio, and the interest payable on the Tier 2 debt issued in Q2 2012. This was partially offset by gains relating to business previously reported in Non-Core.

•
Net claims were £99 million, or 14% lower due to a reduction in volumes, reserve releases and favourable movements relating to business previously reported within Non-Core, which is almost entirely offset within fees and commissions.

•	Expenses decreased by £21 million, or 9%, principally reflecting the move to substantial operational separation from RBS Group in Q3 2012.

Central items

	Quarter ended			Nine months ended
	30 September 2012	30 June 2012	30 September 2011	30 September 2012	30 September 2011
	£m	£m	£m	£m	£m

Central items not allocated	176	(32)	78	-	102

Note:
(1)	Costs/charges are denoted by brackets.

Funding and operating costs have been allocated to operating divisions based on direct service usage, the requirement for market funding and other appropriate drivers where services span more than one division.

Residual unallocated items relate to volatile corporate items that do not naturally reside within a division.

Key points

Q3 2012 compared with Q2 2012
•	Central items not allocated represented a credit of £176 million, an improvement of £208 million compared with Q2 2012.

•
The movement was predominantly driven by an increased profit from available-for-sale bond disposals of £325 million, as the Group repositioned its liquidity portfolio, offset by higher unallocated volatility costs in Group Treasury of £95 million. In addition, a further provision of £50 million in respect of the Group technology incident was recorded in Q3 2012 compared with £125 million in Q2 2012.

•	Q3 2012 also included a £75 million reserve for various litigation and legacy conduct issues.

Q3 2012 compared with Q3 2011
•	Central items not allocated represented a credit of £176 million, an improvement of £98 million compared with Q3 2011.

•	The movement was due to increases in available-for-sale bond disposals, partially offset by an increase in unallocated volatility costs and the additional provisions noted above.

Central items (continued)

Technology incident - costs of redress
The following table provides an analysis by division of the estimated costs of redress following the technology incident in June 2012. These costs are included in Central items above and include waiver of interest and other charges together with other compensation payments all of which are reported in expenses.
	Quarter ended
	30 September 2012	30 June 2012	Total
	£m	£m	£m

UK Retail	6	35	41
UK Corporate	(12)	36	24
International Banking	(18)	21	3
Ulster Bank	54	28	82
Group Centre	20	5	25

	50	125	175

During Q3, the Group increased the provision by £50 million, primarily in relation to Ulster Bank (£54 million) partially offset by reductions in UK Corporate and International Banking.

Non-Core

	Quarter ended			Nine months ended
	30 September 2012	30 June 2012	30 September 2011	30 September 2012	30 September 2011
	£m	£m	£m	£m	£m

Income statement
Net interest income	72	10	75	95	390
Funding costs of rental assets	7	38	54	96	159

Net interest income	79	48	129	191	549

Net fees and commissions	17	29	(85)	77	8
Loss from trading activities	(203)	(133)	(246)	(604)	(309)
Insurance net premium income	-	-	45	-	277
Other operating income
- rental income	80	173	235	470	735
- other (1)	77	(116)	(13)	186	206

Non-interest (loss)/income	(29)	(47)	(64)	129	917

Total income	50	1	65	320	1,466

Direct expenses
- staff	(69)	(80)	(93)	(220)	(293)
- operating lease depreciation	(43)	(69)	(82)	(195)	(256)
- other	(30)	(46)	(62)	(117)	(199)
Indirect expenses	(70)	(67)	(86)	(205)	(233)

	(212)	(262)	(323)	(737)	(981)

(Loss)/profit before insurance net claims and impairment losses	(162)	(261)	(258)	(417)	485
Insurance net claims	-	-	(38)	-	(256)
Impairment losses	(424)	(607)	(682)	(1,520)	(3,168)

Operating loss	(586)	(868)	(978)	(1,937)	(2,939)

Note:
(1)
Includes (losses)/gains on disposals (Q3 2012 - £42 million loss; Q2 2012 - £39 million loss; Q3 2011 - £37 million loss; nine months ended 30 September 2012 - £101 million gain; nine months ended 30 September 2011 - £91 million loss).

Non-Core (continued)

	Quarter ended			Nine months ended
	30 September 2012	30 June 2012	30 September 2011	30 September 2012	30 September 2011
	£m	£m	£m	£m	£m

Analysis of income/(loss) by business
Banking and portfolios	91	(117)	233	151	1,607
International businesses	60	76	101	221	319
Markets	(101)	42	(269)	(52)	(460)

Total income	50	1	65	320	1,466

Loss from trading activities
Monoline exposures	21	(63)	(230)	(170)	(427)
Credit derivative product companies	(199)	31	(5)	(206)	(66)
Asset-backed products (1)	17	37	(51)	85	51
Other credit exotics	16	(69)	(7)	(33)	(167)
Equities	1	3	(11)	3	(12)
Banking book hedges	(14)	(22)	73	(36)	35
Other	(45)	(50)	(15)	(247)	277

	(203)	(133)	(246)	(604)	(309)

Impairment losses
Banking and portfolios	433	706	656	1,623	3,119
International businesses	16	14	17	41	52
Markets	(25)	(113)	9	(144)	(3)

Total impairment losses	424	607	682	1,520	3,168

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) (2)
Banking and portfolios	2.8%	4.2%	2.8%	3.6%	4.8%
International businesses	4.5%	3.4%	2.7%	3.9%	3.2%
Markets	0.4%	(4.4%)	(0.4%)	(1.6%)	(4.0%)

Total	2.9%	4.2%	2.8%	3.6%	4.8%

Notes:
(1)	Asset-backed products include super senior asset-backed structures and other asset-backed products.
(2)	Includes disposal groups.

Non-Core (continued)

Key metrics
	Quarter ended			Nine months ended
	30 September 2012	30 June 2012	30 September 2011	30 September 2012	30 September 2011

Performance ratios
Net interest margin	0.41%	0.24%	0.50%	0.32%	0.69%
Cost:income ratio	nm	nm	nm	nm	67%
Adjusted cost:income ratio	nm	nm	nm	nm	81%

	30 September 2012	30 June 2012		31 December 2011
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Total third party assets (excluding derivatives)	65.1	72.1	(10%)	93.7	(31%)
Total third party assets (including derivatives)	72.2	80.6	(10%)	104.7	(31%)
Loans and advances to customers (gross) (1)	61.6	67.7	(9%)	79.4	(22%)
Customer deposits (1)	3.3	2.9	14%	3.5	(6%)
Risk elements in lending (1)	22.0	23.1	(5%)	24.0	(8%)
Risk-weighted assets	72.2	82.7	(13%)	93.3	(23%)

nm = not meaningful

Note:
(1)	Excludes disposal groups.

	30 September 2012	30 June 2012	31 December 2011
	£bn	£bn	£bn

Gross customer loans and advances
Banking and portfolios	60.4	66.3	77.3
International businesses	1.2	1.4	2.0
Markets	-	-	0.1

	61.6	67.7	79.4

Risk-weighted assets
Banking and portfolios	60.5	64.4	64.8
International businesses	2.7	2.9	4.1
Markets	9.0	15.4	24.4

	72.2	82.7	93.3

Third party assets (excluding derivatives)
Banking and portfolios	57.6	63.5	81.3
International businesses	1.9	2.2	2.9
Markets	5.6	6.4	9.5

	65.1	72.1	93.7

Non-Core (continued)

Third party assets (excluding derivatives)

	30 June 2012	Run-off	Disposals/ restructuring	Drawings/ roll overs	Impairments	FX	30 September 2012
Quarter ended 30 September 2012	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Commercial real estate	26.9	(0.9)	(0.4)	-	(0.4)	(0.2)	25.0
Corporate	32.8	(2.7)	(1.1)	0.4	-	(0.4)	29.0
SME	1.6	(0.2)	(0.1)	-	-	-	1.3
Retail	4.0	(0.1)	-	-	-	(0.1)	3.8
Other	0.4	-	-	-	-	-	0.4
Markets	6.4	(0.2)	(0.6)	0.1	-	(0.1)	5.6

Total (excluding derivatives)	72.1	(4.1)	(2.2)	0.5	(0.4)	(0.8)	65.1

	31 March 2012	Run-off	Disposals/ restructuring	Drawings/ roll overs	Impairments	FX	30 June 2012
Quarter ended 30 June 2012	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Commercial real estate	29.1	(1.2)	(0.2)	-	(0.4)	(0.4)	26.9
Corporate	40.1	(1.7)	(5.9)	0.5	(0.2)	-	32.8
SME	1.9	(0.3)	(0.1)	0.1	-	-	1.6
Retail	4.2	(0.3)	-	0.1	(0.1)	0.1	4.0
Other	0.6	(0.2)	-	-	-	-	0.4
Markets	7.4	(0.7)	(0.5)	-	0.1	0.1	6.4

Total (excluding derivatives)	83.3	(4.4)	(6.7)	0.7	(0.6)	(0.2)	72.1

	30 June 2011	Run-off	Disposals/ restructuring	Drawings/ roll overs	Impairments	FX	30 September 2011
Quarter ended 30 September 2011	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Commercial real estate	36.6	0.3	(0.6)	0.2	(0.5)	(0.7)	35.3
Corporate	50.4	(2.4)	(1.3)	0.5	-	(0.3)	46.9
SME	2.7	(0.3)	-	-	-	-	2.4
Retail	8.0	(0.3)	(0.3)	-	(0.1)	0.1	7.4
Other	2.3	(0.4)	-	-	-	-	1.9
Markets	11.5	(0.9)	(0.4)	0.6	-	0.1	10.9

Total (excluding derivatives)	111.5	(4.0)	(2.6)	1.3	(0.6)	(0.8)	104.8
Markets - RBS Sempra Commodities JV	1.1	-	(0.8)	-	-	-	0.3

Total (1)	112.6	(4.0)	(3.4)	1.3	(0.6)	(0.8)	105.1

Note:
(1)	Disposals of £0.2 billion have been signed as at 30 September 2012 but are pending completion (30 June 2012 - nil; 30 September 2011 - £1 billion).

Non-Core (continued)

	Quarter ended			Nine months ended
	30 September 2012	30 June 2012	30 September 2011	30 September 2012	30 September 2011
	£m	£m	£m	£m	£m

Impairment losses by donating division and sector

UK Retail
Mortgages	-	-	1	-	5
Personal	1	1	1	4	1

Total UK Retail	1	1	2	4	6

UK Corporate
Manufacturing and infrastructure	4	7	3	18	50
Property and construction	2	23	92	80	141
Transport	-	16	-	14	46
Financial institutions	(13)	(3)	-	(15)	4
Lombard	11	12	12	33	55
Other	37	11	18	54	75

Total UK Corporate	41	66	125	184	371

Ulster Bank
Commercial real estate
- investment	61	52	74	197	458
- development	93	120	162	355	1,475
Other corporate	10	17	45	61	158
Other EMEA	-	2	2	6	13

Total Ulster Bank	164	191	283	619	2,104

US Retail & Commercial
Auto and consumer	10	11	14	30	51
Cards	(1)	(1)	-	3	(10)
SBO/home equity	46	44	57	108	168
Residential mortgages	10	4	4	17	14
Commercial real estate	(9)	2	(4)	(10)	26
Commercial and other	(8)	(3)	(1)	(15)	(10)

Total US Retail & Commercial	48	57	70	133	239

International Banking
Manufacturing and infrastructure	(5)	(1)	23	-	15
Property and construction	205	236	189	527	511
Transport	1	134	(6)	148	(13)
Telecoms, media and technology	-	11	27	27	50
Banks and financial institutions	(19)	(102)	(29)	(133)	(67)
Other	(13)	14	(1)	10	(48)

Total International Banking	169	292	203	579	448

Other
Wealth	1	1	1	1	1
Central items	-	(1)	(2)	-	(1)

Total Other	1	-	(1)	1	-

Total impairment losses	424	607	682	1,520	3,168

Non-Core (continued)

	30 September 2012	30 June 2012	31 December 2011
	£bn	£bn	£bn

Gross loans and advances to customers (excluding reverse repurchase agreements) by donating division and sector

UK Retail
Mortgages	-	-	1.4
Personal	0.1	0.1	0.1

Total UK Retail	0.1	0.1	1.5

UK Corporate
Manufacturing and infrastructure	0.1	0.1	0.1
Property and construction	3.9	4.3	5.9
Transport	4.0	4.1	4.5
Financial institutions	0.4	0.6	0.6
Lombard	0.5	0.7	1.0
Other	4.6	6.9	7.5

Total UK Corporate	13.5	16.7	19.6

Ulster Bank
Commercial real estate
- investment	3.5	3.7	3.9
- development	7.6	7.7	8.5
Other corporate	1.6	1.6	1.6
Other EMEA	0.3	0.4	0.4

Total Ulster Bank	13.0	13.4	14.4

US Retail & Commercial
Auto and consumer	0.6	0.6	0.8
Cards	0.1	0.1	0.1
SBO/home equity	2.2	2.3	2.5
Residential mortgages	0.5	0.5	0.6
Commercial real estate	0.6	0.7	1.0
Commercial and other	-	0.2	0.4

Total US Retail & Commercial	4.0	4.4	5.4

International Banking
Manufacturing and infrastructure	4.0	5.4	6.6
Property and construction	13.2	14.3	15.3
Transport	1.9	2.0	3.2
Telecoms, media and technology	1.2	0.7	0.7
Banks and financial institutions	5.3	5.3	5.6
Other	5.4	5.4	7.0

Total International Banking	31.0	33.1	38.4

Other
Wealth	0.2	0.2	0.2
Central items	(0.2)	(0.2)	(0.2)

Total Other	-	-	-

Gross loans and advances to customers (excluding reverse repurchase agreements)	61.6	67.7	79.3

Non-Core (continued)

Key points
Non-Core remains on target to reach its third party asset objective of c£40 billion, a reduction of approximately 85% of its original portfolio, by the end of 2013. Third party assets fell to £65 billion, a reduction of £7 billion during the quarter and an overall reduction of 75% from commencement.

Risk-weighted assets decreased by £11 billion during Q3 2012 due to sales, run-off and active reductions in derivative exposures.

Market conditions in the quarter were favourable, with resulting improvements in asset prices and tightening of credit spreads.

Q3 2012 compared with Q2 2012
•	Third party assets fell by £7 billion to £65 billion, driven by run-off of £4 billion and sales of £2 billion.

•
Risk-weighted assets fell by £11 billion to £72 billion. The main drivers were lower market risk, through active reductions in derivative exposures, and assets moving into default. Further risk-weighted asset mitigation from sales and run-off was partly offset by credit model changes.

•
Non-Core operating losses decreased by £282 million to £586 million, due to lower impairments, fair value movements and reductions in costs, partially offset by lower rental income following the sale of RBS Aviation Capital in Q2 2012, and higher trading losses. Trading losses increased by £70 million to £203 million due to an increase in restructuring and de-risking activities within the Markets portfolio.

•	Impairment losses fell by £183 million during Q3 2012 largely due to the non-repeat of a significant provision in the Project Finance portfolio in Q2 2012.

•	Other income increased by £193 million in Q3 2012 principally due to positive fair value adjustments in Q3 2012 compared with negative fair value adjustments in Q2 2012.

•
Costs fell by £50 million as headcount continues to reduce in line with the rundown of the division, and significantly lower operating lease depreciation following the disposal of RBS Aviation Capital in Q2 2012.

Q3 2012 compared with Q3 2011
•	Third party assets declined by £40 billion, 38%, principally reflecting sales of £21 billion and run-off of £13 billion.

•
Risk-weighted assets have reduced by £46 billion to £72 billion. Continued sales and run-off including the sale of RBS Aviation Capital were the primary drivers of the reduction, combined with lower market risk through active reductions in derivative exposures

•
The Q3 2012 operating loss of £586 million was a £392 million improvement from Q3 2011 largely due to more favourable market conditions, lower impairments (£258 million improvement), and a reduction in costs. In line with ongoing disposal and run-off activity, net interest income continued to decline.

•
Since Q3 2011, headcount has reduced by approximately 2,000 (37%) reflecting business and country exits and run-down. Costs reduced by £111 million principally due to headcount attrition and reduced operating lease depreciation following the disposal of RBS Aviation Capital in Q2 2012.

Condensed consolidated income statement
for the period ended 30 September 2012

	Quarter ended			Nine months ended
	30 September 2012	30 June 2012	30 September 2011	30 September 2012	30 September 2011
	£m	£m	£m	£m	£m

Interest receivable	4,529	4,774	5,371	14,320	16,176
Interest payable	(1,658)	(1,803)	(2,294)	(5,479)	(6,571)

Net interest income	2,871	2,971	3,077	8,841	9,605

Fees and commissions receivable	1,403	1,450	1,452	4,340	4,794
Fees and commissions payable	(341)	(314)	(304)	(945)	(887)
Income from trading activities	334	657	957	1,203	2,939
(Loss)/gain on redemption of own debt	(123)	-	1	454	256
Other operating income (excluding insurance net premium income)	(217)	394	2,384	(570)	3,917
Insurance net premium income	932	929	1,036	2,799	3,275

Non-interest income	1,988	3,116	5,526	7,281	14,294

Total income	4,859	6,087	8,603	16,122	23,899

Staff costs	(2,059)	(2,143)	(2,076)	(6,772)	(6,685)
Premises and equipment	(597)	(544)	(604)	(1,704)	(1,777)
Other administrative expenses	(1,259)	(1,156)	(962)	(3,431)	(3,635)
Depreciation and amortisation	(430)	(434)	(485)	(1,332)	(1,362)

Operating expenses	(4,345)	(4,277)	(4,127)	(13,239)	(13,459)

Profit before insurance net claims and impairment losses	514	1,810	4,476	2,883	10,440
Insurance net claims	(596)	(576)	(734)	(1,821)	(2,439)
Impairment losses	(1,176)	(1,335)	(1,738)	(3,825)	(6,791)

Operating (loss)/profit before tax	(1,258)	(101)	2,004	(2,763)	1,210
Tax charge	(30)	(290)	(791)	(459)	(1,436)

(Loss)/profit from continuing operations	(1,288)	(391)	1,213	(3,222)	(226)
Profit/(loss) from discontinued operations, net of tax	5	(4)	6	6	37

(Loss)/profit for the period	(1,283)	(395)	1,219	(3,216)	(189)
Non-controlling interests	(3)	5	7	16	(10)
Preference share dividends	(98)	(76)	-	(174)	-

(Loss)/profit attributable to ordinary and B shareholders	(1,384)	(466)	1,226	(3,374)	(199)

Basic (loss)/profit per ordinary and B share from continuing operations (1)	(12.5p)	(4.2p)	11.3p	(30.7p)	(1.9p)

Diluted (loss)/profit per ordinary and B share from continuing operations (1)	(12.5p)	(4.2p)	11.2p	(30.7p)	(1.9p)

Basic and diluted loss per ordinary and B share from discontinued operations (1)	-	-	-	-	-

Note:
(1)	Data for 2011 have been adjusted for the sub-division and one-for-ten consolidation of ordinary shares.

Condensed consolidated statement of comprehensive income
for the period ended 30 September 2012

	Quarter ended			Nine months ended
	30 September 2012	30 June 2012	30 September 2011	30 September 2012	30 September 2011
	£m	£m	£m	£m	£m

(Loss)/profit for the period	(1,283)	(395)	1,219	(3,216)	(189)

Other comprehensive income
Available-for-sale financial assets	124	66	996	715	2,365
Cash flow hedges	437	662	939	1,132	1,300
Currency translation	(573)	58	(22)	(1,069)	(323)

Other comprehensive income before tax	(12)	786	1,913	778	3,342
Tax charge	(91)	(237)	(480)	(347)	(972)

Other comprehensive (loss)/income after tax	(103)	549	1,433	431	2,370

Total comprehensive (loss)/income for the period	(1,386)	154	2,652	(2,785)	2,181

Total comprehensive (loss)/income is attributable to:
Non-controlling interests	-	(10)	(6)	(13)	(12)
Preference shareholders	(98)	(76)	-	(174)	-
Ordinary and B shareholders	(1,288)	240	2,658	(2,598)	2,193

	(1,386)	154	2,652	(2,785)	2,181

Key points
•	The movement in available-for-sale financial assets reflects net unrealised gains on high quality UK, US and German sovereign bonds.

•	Cash flow hedging gains in both the quarter and year-to-date largely result from reductions in sterling swap rates.

•
Currency translation losses during the quarter and the nine months ended 30 September 2012 are principally due to the strengthening of Sterling against both the US Dollar, 2.9%, and the Euro, 1.4%, in the quarter and 4.3% and 5.0% respectively in the year to date.

Condensed consolidated balance sheet
at 30 September 2012

	30 September 2012	30 June 2012	31 December 2011
	£m	£m	£m

Assets
Cash and balances at central banks	80,122	78,647	79,269
Net loans and advances to banks	38,347	39,436	43,870
Reverse repurchase agreements and stock borrowing	34,026	37,705	39,440
Loans and advances to banks	72,373	77,141	83,310
Net loans and advances to customers	423,155	434,965	454,112
Reverse repurchase agreements and stock borrowing	63,909	60,196	61,494
Loans and advances to customers	487,064	495,161	515,606
Debt securities	177,722	187,626	209,080
Equity shares	15,527	13,091	15,183
Settlement balances	15,055	15,312	7,771
Derivatives	468,171	486,432	529,618
Intangible assets	14,798	14,888	14,858
Property, plant and equipment	11,220	11,337	11,868
Deferred tax	3,480	3,502	3,878
Prepayments, accrued income and other assets	10,695	10,983	10,976
Assets of disposal groups	20,667	21,069	25,450

Total assets	1,376,894	1,415,189	1,506,867

Liabilities
Bank deposits	58,127	67,619	69,113
Repurchase agreements and stock lending	49,222	39,125	39,691
Deposits by banks	107,349	106,744	108,804
Customer deposits	412,712	412,769	414,143
Repurchase agreements and stock lending	93,343	88,950	88,812
Customer accounts	506,055	501,719	502,955
Debt securities in issue	104,157	119,855	162,621
Settlement balances	14,427	15,126	7,477
Short positions	32,562	38,376	41,039
Derivatives	462,300	480,745	523,983
Accruals, deferred income and other liabilities	18,458	18,820	23,125
Retirement benefit liabilities	1,779	1,791	2,239
Deferred tax	1,686	1,815	1,945
Insurance liabilities	6,249	6,322	6,312
Subordinated liabilities	25,309	25,596	26,319
Liabilities of disposal groups	22,670	23,064	23,995

Total liabilities	1,303,001	1,339,973	1,430,814

Equity
Non-controlling interests	1,194	1,200	1,234
Owners’ equity*
Called up share capital	6,581	6,528	15,318
Reserves	66,118	67,488	59,501

Total equity	73,893	75,216	76,053

Total liabilities and equity	1,376,894	1,415,189	1,506,867

* Owners’ equity attributable to:
Ordinary and B shareholders	67,955	69,272	70,075
Other equity owners	4,744	4,744	4,744

	72,699	74,016	74,819

Commentary on condensed consolidated balance sheet

Key points

30 September 2012 compared with 31 December 2011
•
Total assets of £1,376.9 billion at 30 September 2012 were down £130.0 billion, 9%, compared with 31 December 2011. This was principally driven by a decrease in loans and advances to banks and customers led by Non-Core disposals and run off, decreases in debt securities and the reduction in the mark-to-market value of derivatives.

•
Loans and advances to banks decreased by £10.9 billion, 13%, to £72.4 billion. Excluding reverse repurchase agreements and stock borrowing (‘reverse repos’), down £5.4 billion, 14%, to £34.0 billion, bank placings declined £5.5 billion, 13%, to £38.4 billion.

•
Loans and advances to customers declined £28.5 billion, 6%, to £487.1 billion. Within this, reverse repurchase agreements were up £2.4 billion, 4%, to £63.9 billion. Customer lending decreased by £30.9 billion, 7%, to £423.2 billion, or £30.5 billion to £443.4 billion before impairments. This reflected planned reductions in Non-Core of £15.9 billion, along with declines in International Banking, £8.7 billion, UK Corporate, £2.0 billion, Markets, £1.1 billion and Ulster Bank, £0.5 billion, together with the effect of exchange rate and other movements, £5.6 billion. These were partially offset by growth in UK Retail, £2.0 billion, US Retail & Commercial, £1.2 billion and Wealth, £0.1 billion.

•
Debt securities were down £31.4 billion, 15%, to £177.7 billion, driven mainly by reductions within Markets and Group Treasury in holdings of UK and Eurozone government securities and financial institution bonds.

•	Settlement balance assets and liabilities increased £7.3 billion to £15.1 billion and £6.9 billion to £14.4 billion respectively as a result of increased customer activity from seasonal year-end lows.

•
Derivative assets were down £61.4 billion, 12%, to £468.2 billion, and liabilities, down £61.7 billion, 12%, to £462.3 billion due to reductions across all major contract categories, with the effect of currency movements (Sterling strengthened against both the US dollar and the Euro) and contract tear-ups being significant contributors. Within interest rate contracts, the impact of lower Sterling and Euro yields, reflecting global fears of low economic growth, partially offset the foreign exchange movements. Credit derivatives also decreased due to risk reduction in Non-Core and Markets as well as tightening of credit spreads.

•
The reduction in assets and liabilities of disposal groups, down £4.8 billion, 19%, to £20.7 billion, and £1.3 billion, 6%, to £22.7 billion respectively, primarily reflects the disposal of RBS Aviation Capital in the second quarter.

•
Deposits by banks decreased £1.5 billion, 1%, to £107.3 billion, with a decrease in inter-bank deposits, down £11.0 billion, 16%, to £58.1 billion. This was partly offset by an increase in repurchase agreements and stock lending (‘repos’), up £9.5 billion, 24%, to £49.2 billion, improving the Group’s mix of secured and unsecured funding.

•
Customer accounts increased £3.1 billion, 1%, to £506.1 billion. Within this, repos increased £4.5 billion, 5%, to £93.4 billion. Excluding repos, customer deposits were down £1.4 billion at £412.7 billion, reflecting decreases in International Banking, £2.2 billion, Markets, £1.4 billion, Ulster Bank, £0.8 billion and Non-Core, £0.3 billion, together with exchange and other movements, £4.5 billion. This was partially offset by increases in UK Retail, £4.4 billion, US Retail & Commercial, £2.3 billion, UK Corporate, £0.6 billion and Wealth, £0.5 billion.

Commentary on condensed consolidated balance sheet

Key points (continued)

30 September 2012 compared with 31 December 2011 (continued)
•
Debt securities in issue decreased £58.5 billion, 36%, to £104.2 billion reflecting the maturity of the remaining notes issued under the UK Government’s Credit Guarantee Scheme, £21.3 billion, the repurchase of bonds and medium term notes as a result of the liability management exercise completed in September 2012, £4.4 billion, and the continuing reduction of commercial paper and medium term notes in issue in line with the Group’s strategy.

•	Short positions were down £8.5 billion, 21%, to £32.6 billion mirroring £7.5 billion decreases in held-for-trading debt securities.

•
Subordinated liabilities decreased by £1.0 billion, 4%, to £25.3 billion, primarily reflecting the net decrease in dated loan capital as a result of the liability management exercise completed in March 2012, with redemptions of £3.4 billion offset by the issuance of £2.8 billion new loan capital, together with exchange rate movements and other adjustments of £0.4 billion.

•
Owner’s equity decreased by £2.1 billion, 3%, to £72.7 billion, driven by the £3.4 billion attributable loss for the period together with movements in foreign exchange reserves, £1.0 billion. Partially offsetting these reductions were an increase in available-for-sale reserves, £0.7 billion and cash flow hedging reserves, £0.9 billion and share capital and reserve movements in respect of employee share schemes, £0.7 billion.

Average balance sheet

	Quarter ended		Nine months ended
	30 September 2012	30 June 2012	30 September 2012	30 September 2011
	%	%	%	%

Average yields, spreads and margins of the banking business
Gross yield on interest-earning assets of banking business	3.07	3.14	3.12	3.28
Cost of interest-bearing liabilities of banking business	(1.49)	(1.53)	(1.55)	(1.67)

Interest spread of banking business	1.58	1.61	1.57	1.61
Benefit from interest-free funds	0.37	0.34	0.36	0.33

Net interest margin of banking business	1.95	1.95	1.93	1.94

Average interest rates
The Group's base rate	0.50	0.50	0.50	0.50

London inter-bank three month offered rates
- Sterling	0.72	0.99	0.92	0.83
- Eurodollar	0.42	0.47	0.47	0.29
- Euro	0.36	0.61	0.65	1.30

Average balance sheet (continued)

	Quarter ended			Quarter ended
	30 September 2012			30 June 2012
	Average			Average
	balance	Interest	Rate	balance	Interest	Rate
	£m	£m	%	£m	£m	%

Assets
Loans and advances to banks	69,561	110	0.63	78,151	134	0.69
Loans and advances to customers	425,383	3,968	3.71	435,270	4,117	3.80
Debt securities	91,599	451	1.96	98,711	523	2.13

Interest-earning assets - banking business	586,543	4,529	3.07	612,132	4,774	3.14

Trading business (1)	237,032			241,431
Non-interest earning assets	572,182			604,751

Total assets	1,395,757			1,458,314

Liabilities
Deposits by banks	36,994	131	1.41	41,608	156	1.51
Customer accounts	324,256	858	1.05	330,952	870	1.06
Debt securities in issue	71,678	410	2.28	88,770	511	2.32
Subordinated liabilities	21,157	216	4.06	21,308	225	4.25
Internal funding of trading business	(10,166)	43	(1.68)	(7,336)	41	(2.25)

Interest-bearing liabilities - banking business	443,919	1,658	1.49	475,302	1,803	1.53

Trading business (1)	245,299			252,639
Non-interest-bearing liabilities
- demand deposits	74,142			75,806
- other liabilities	558,683			580,445
Owners’ equity	73,714			74,122

Total liabilities and owners’ equity	1,395,757			1,458,314

Note:
(1)	Interest receivable and interest payable on trading assets and liabilities are included in income from trading activities.

Average balance sheet (continued)

	Nine months ended			Nine months ended
	30 September 2012			30 September 2011
	Average			Average
	balance	Interest	Rate	balance	Interest	Rate
	£m	£m	%	£m	£m	%

Assets
Loans and advances to banks	78,214	392	0.67	67,932	490	0.96
Loans and advances to Customers	434,655	12,337	3.79	470,913	13,633	3.87
Debt securities	100,145	1,591	2.12	121,461	2,053	2.26

Interest-earning assets - banking business	613,014	14,320	3.12	660,306	16,176	3.28

Trading business (1)	243,159			281,601
Non-interest earning assets	603,528			574,371

Total assets	1,459,701			1,516,278

Liabilities
Deposits by banks	41,010	478	1.56	66,009	756	1.53
Customer accounts	327,538	2,642	1.08	329,882	2,603	1.05
Debt securities in issue	90,897	1,619	2.38	158,749	2,577	2.17
Subordinated liabilities	21,366	631	3.94	22,746	550	3.23
Internal funding of trading Business	(7,986)	109	(1.82)	(50,581)	85	(0.22)

Interest-bearing liabilities - banking business	472,825	5,479	1.55	526,805	6,571	1.67

Trading business (1)	253,299			310,184
Non-interest-bearing liabilities
- demand deposits	74,106			65,011
- other liabilities	585,593			539,282
Owners’ equity	73,878			74,996

Total liabilities and owners’ equity	1,459,701			1,516,278

Note:
(1)	Interest receivable and interest payable on trading assets and liabilities are included in income from trading activities.

Condensed consolidated statement of changes in equity
for the period ended 30 September 2012

	Quarter ended			Nine months ended
	30 September 2012	30 June 2012	30 September 2011	30 September 2012	30 September 2011
	£m	£m	£m	£m	£m

Called-up share capital
At beginning of period	6,528	15,397	15,317	15,318	15,125
Ordinary shares issued	53	64	1	196	193
Share capital sub-division and consolidation	-	(8,933)	-	(8,933)	-

At end of period	6,581	6,528	15,318	6,581	15,318

Paid-in equity
At beginning and end of period	431	431	431	431	431

Share premium account
At beginning of period	24,198	24,027	23,923	24,001	23,922
Ordinary shares issued	70	171	-	267	1

At end of period	24,268	24,198	23,923	24,268	23,923

Merger reserve
At beginning of period	13,222	13,222	13,222	13,222	13,272
Transfer to retained earnings	-	-	-	-	(50)

At end of period	13,222	13,222	13,222	13,222	13,222

Available-for-sale reserve (1)
At beginning of period	(450)	(439)	(1,026)	(957)	(2,037)
Net unrealised gains	651	428	1,005	1,803	1,948
Realised (gains)/losses	(528)	(370)	(12)	(1,110)	417
Tax	36	(69)	(259)	(27)	(620)

At end of period	(291)	(450)	(292)	(291)	(292)

Cash flow hedging reserve
At beginning of period	1,399	921	113	879	(140)
Amount recognised in equity	713	928	1,203	1,931	2,028
Amount transferred from equity to earnings	(276)	(266)	(264)	(799)	(728)
Tax	(90)	(184)	(254)	(265)	(362)

At end of period	1,746	1,399	798	1,746	798

Note:
(1)	Analysis provided on page 89.

Condensed consolidated statement of changes in equity
for the period ended 30 September 2012 (continued)

	Quarter ended			Nine months ended
	30 September 2012	30 June 2012	30 September 2011	30 September 2012	30 September 2011
	£m	£m	£m	£m	£m

Foreign exchange reserve
At beginning of period	4,314	4,227	4,834	4,775	5,138
Retranslation of net assets	(637)	82	(31)	(1,203)	(271)
Foreign currency gains/(losses) on hedges of net assets	68	(8)	10	156	(30)
Tax	2	16	34	22	10
Recycled to profit or loss on disposal of business (nil tax)	-	(3)	-	(3)	-

At end of period	3,747	4,314	4,847	3,747	4,847

Capital redemption reserve
At beginning of period	9,131	198	198	198	198
Share capital sub-division and consolidation	-	8,933	-	8,933	-

At end of period	9,131	9,131	198	9,131	198

Contingent capital reserve
At beginning and end of period	(1,208)	(1,208)	(1,208)	(1,208)	(1,208)

Retained earnings
At beginning of period	16,657	17,405	19,726	18,929	21,239
(Loss)/profit attributable to ordinary and B shareholders and other equity owners
- continuing operations	(1,287)	(387)	1,225	(3,198)	(204)
- discontinued operations	1	(3)	1	(2)	5
Transfer from merger reserve	-	-	-	-	50
Equity preference dividends paid	(98)	(76)	-	(174)	-
Actuarial losses recognised in retirement benefit schemes
- tax	(39)	-	-	(77)	-
Loss on disposal of own shares held	-	(196)	-	(196)	-
Shares released for employee benefits	(1)	(116)	(2)	(130)	(209)
Share-based payments
- gross	44	47	35	136	102
- tax	2	(17)	(8)	(9)	(6)

At end of period	15,279	16,657	20,977	15,279	20,977

Condensed consolidated statement of changes in equity
for the period ended 30 September 2012 (continued)

	Quarter ended			Nine months ended
	30 September 2012	30 June 2012	30 September 2011	30 September 2012	30 September 2011
	£m	£m	£m	£m	£m

Own shares held
At beginning of period	(206)	(765)	(786)	(769)	(808)
(Purchase)/disposal of own shares	(2)	451	13	447	19
Shares released for employee benefits	1	108	2	115	18

At end of period	(207)	(206)	(771)	(207)	(771)

Owners’ equity at end of period	72,699	74,016	77,443	72,699	77,443

Non-controlling interests
At beginning of period	1,200	1,215	1,498	1,234	1,719
Currency translation adjustments and other movements	(4)	(13)	(1)	(19)	(22)
(Loss)/profit attributable to non-controlling interests
- continuing operations	(1)	(4)	(12)	(24)	(22)
- discontinued operations	4	(1)	5	8	32
Dividends paid	(6)	(6)	-	(12)	(39)
Movements in available-for-sale securities
- unrealised gains	3	5	-	4	-
- realised (gains)/losses	(2)	3	3	18	-
- tax	-	-	(1)	-	-
Equity raised	-	1	-	1	-
Equity withdrawn and disposals	-	-	(59)	(16)	(235)

At end of period	1,194	1,200	1,433	1,194	1,433

Total equity at end of period	73,893	75,216	78,876	73,893	78,876

Total comprehensive (loss)/income recognised in the statement of changes in equity is attributable to:
Non-controlling interests	-	(10)	(6)	(13)	(12)
Preference shareholders	(98)	(76)	-	(174)	-
Ordinary and B shareholders	(1,288)	240	2,658	(2,598)	2,193

	(1,386)	154	2,652	(2,785)	2,181

Notes

1. Basis of preparation
Having reviewed the Group’s forecasts, projections and other relevant evidence, the directors have a reasonable expectation that the Group will continue in operational existence for the foreseeable future. Accordingly, the Form 6-K for the period ended 30 September 2012 has been prepared on a going concern basis.

2. Accounting policies
The annual accounts are prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) and interpretations issued by the IFRS Interpretations Committee of the IASB as adopted by the European Union (EU) (together IFRS).

There have been no significant changes to the Group’s principal accounting policies as set out on pages 273 to 282 of the 2011 Form 20-F.

Critical accounting policies and key sources of estimation uncertainty
The reported results of the Group are sensitive to the accounting policies, assumptions and estimates that underlie the preparation of its financial statements. The judgements and assumptions that are considered to be the most important to the portrayal of Group’s financial condition are those relating to loan impairment provisions; pensions; financial instrument fair values; general insurance claims and deferred tax. These critical accounting policies and judgments are described on pages 282 to 284 of the Group’s 2011 Form 20-F.

Recent developments in IFRS
In May 2012, the IASB issued Annual Improvements 2009-2011 Cycle which clarified:

•	the requirements for comparative information in IAS 1 Presentation of Financial Statements and IAS 34 Interim Financial Reporting;

•	the classification of servicing equipment in IAS 16 Property, Plant and Equipment;

•	the accounting for the tax effect of distributions to holders of equity instruments in IAS 32 Financial Instruments: Presentation; and

•	the requirements in IAS 34 Interim Financial Reporting on segment information for total assets and liabilities.

None of the amendments are effective before 1 January 2013. Earlier application is permitted.

On 31 October 2012, the IASB issued Investment Entities (amendments to IFRS 10, IFRS 12 and IAS 27). The amendments apply to ‘investment entities’: entities whose business is to invest funds solely for returns from capital appreciation, investment income or both and which evaluate the performance of their investments on a fair value basis. The amendments provide an exception to IFRS 10 Consolidated Financial Statements by requiring investment entities to measure their subsidiaries (other than those that provide services related to the entity’s investment activities) at fair value through profit or loss, rather than consolidate them. The amendments are effective from 1 January 2014 with early adoption permitted.

The Group is reviewing these amendments and Annual Improvements 2009-2011 Cycle to determine their effect, if any, on the Group’s financial reporting.

Notes (continued)

3. Analysis of income, expenses and impairment losses

	Quarter ended			Nine months ended
	30 September 2012	30 June 2012	30 September 2011	30 September 2012	30 September 2011
	£m	£m	£m	£m	£m

Loans and advances to customers	3,968	4,117	4,505	12,337	13,633
Loans and advances to banks	110	134	154	392	490
Debt securities	451	523	712	1,591	2,053

Interest receivable	4,529	4,774	5,371	14,320	16,176

Customer accounts	858	870	919	2,642	2,603
Deposits by banks	131	156	248	478	756
Debt securities in issue	410	511	897	1,619	2,577
Subordinated liabilities	216	225	175	631	550
Internal funding of trading businesses	43	41	55	109	85

Interest payable	1,658	1,803	2,294	5,479	6,571

Net interest income	2,871	2,971	3,077	8,841	9,605

Fees and commissions receivable	1,403	1,450	1,452	4,340	4,794
Fees and commissions payable
- banking	(209)	(201)	(204)	(589)	(623)
- insurance related	(132)	(113)	(100)	(356)	(264)

Net fees and commissions	1,062	1,136	1,148	3,395	3,907

Foreign exchange	133	210	441	568	1,019
Interest rate	378	428	33	1,478	684
Credit	232	177	(369)	619	115
Own credit adjustments	(435)	(271)	735	(1,715)	565
Other	26	113	117	253	556

Income from trading activities	334	657	957	1,203	2,939

(Loss)/gain on redemption of own debt	(123)	-	1	454	256

Operating lease and other rental income	163	261	327	725	999
Own credit adjustments	(1,020)	(247)	1,887	(2,714)	1,821
Changes in the fair value of:
- securities and other financial assets and liabilities	72	(26)	(148)	127	144
- investment properties	(21)	(88)	(22)	(77)	(74)
Profit on sale of securities	512	259	274	994	703
(Loss)/profit on sale of:
- property, plant and equipment	(1)	18	5	22	27
- subsidiaries and associates	(27)	155	(39)	116	(13)
Life business losses	(2)	(4)	(8)	(8)	(13)
Dividend income	12	17	14	45	47
Share of profits less losses of associated entities	7	5	5	8	20
Other income	88	44	89	192	256

Other operating (loss)/income	(217)	394	2,384	(570)	3,917

Notes (continued)

3. Analysis of income, expenses and impairment losses (continued)

	Quarter ended			Nine months ended
	30 September 2012	30 June 2012	30 September 2011	30 September 2012	30 September 2011
	£m	£m	£m	£m	£m

Non-interest income (excluding insurance net premium income)	1,056	2,187	4,490	4,482	11,019
Insurance net premium income	932	929	1,036	2,799	3,275

Total non-interest income	1,988	3,116	5,526	7,281	14,294

Total income	4,859	6,087	8,603	16,122	23,899

Staff costs	2,059	2,143	2,076	6,772	6,685
Premises and equipment	597	544	604	1,704	1,777
Other	1,259	1,156	962	3,431	3,635

Administrative expenses	3,915	3,843	3,642	11,907	12,097
Depreciation and amortisation	430	434	485	1,332	1,362

Operating expenses	4,345	4,277	4,127	13,239	13,459

Loan impairment losses	1,183	1,435	1,452	3,913	5,587
Securities impairment (recoveries)/losses
- sovereign debt impairment and related interest rate hedge adjustments	-	-	202	-	1,044
- other	(7)	(100)	84	(88)	160

Impairment losses	1,176	1,335	1,738	3,825	6,791

Payment Protection Insurance (PPI)
To reflect current experience of PPI complaints received, the Group strengthened its provision for PPI by £125 million in Q1 2012, £135 million in Q2 2012 and a further £400 million in Q3 2012, bringing the cumulative charge taken to £1.7 billion, of which £1.0 billion in redress had been paid by 30 September 2012. The eventual cost is dependent upon complaint volumes, uphold rates and average redress costs. Assumptions relating to these are inherently uncertain and the ultimate financial impact may be different than the amount provided. The Group will continue to monitor the position closely and refresh its assumptions as more information becomes available.

	Quarter ended		Nine months ended 30 September 2012	Year ended 31 December 2011
	30 September 2012	30 June 2012
	£m	£m	£m	£m

At beginning of period	588	689	745	-
Transfers from accruals and other liabilities	-	-	-	215
Charge to income statement	400	135	660	850
Utilisations	(304)	(236)	(721)	(320)

At end of period	684	588	684	745

Notes (continued)

4. Loan impairment provisions
Operating loss is stated after charging loan impairment losses of £1,183 million (Q2 2012 - £1,435 million; Q3 2011 - £1,452 million). The balance sheet loan impairment provision increased in the quarter ended 30 September 2012 from £20,297 million to £20,318 million and the movements thereon were:

	Quarter ended
	30 September 2012			30 June 2012			30 September 2011
	Core	Non- Core	Total	Core	Non- Core	Total	Core	Non- Core	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m

At beginning of period	8,944	11,353	20,297	8,797	11,414	20,211	8,752	12,007	20,759
Currency translation and other adjustments	(5)	(186)	(191)	9	(236)	(227)	(90)	(285)	(375)
Amounts written-off	(466)	(454)	(920)	(586)	(494)	(1,080)	(593)	(497)	(1,090)
Recoveries of amounts previously written-off	34	31	65	65	20	85	39	55	94
Charge to income statement	751	432	1,183	719	716	1,435	817	635	1,452
Unwind of discount (recognised in interest income)	(55)	(61)	(116)	(60)	(67)	(127)	(52)	(65)	(117)

At end of period	9,203	11,115	20,318	8,944	11,353	20,297	8,873	11,850	20,723

	Nine months ended
	30 September 2012			30 September 2011
	Core	Non- Core	Total	Core	Non- Core	RFS MI	Total
	£m	£m	£m	£m	£m	£m	£m

At beginning of period	8,414	11,469	19,883	7,866	10,316	-	18,182
Intra-group transfers	-	-	-	177	(177)	-	-
Currency translation and other adjustments	(4)	(502)	(506)	(1)	(45)	-	(46)
Disposals	-	-	-	-	-	11	11
Amounts written-off	(1,457)	(1,388)	(2,845)	(1,611)	(1,409)	-	(3,020)
Recoveries of amounts previously written-off	161	84	245	119	261	-	380
Charge to income statement
- continuing	2,266	1,647	3,913	2,479	3,108	-	5,587
- discontinued	-	-	-	-	-	(11)	(11)
Unwind of discount (recognised in interest income)	(177)	(195)	(372)	(156)	(204)	-	(360)

At end of period	9,203	11,115	20,318	8,873	11,850	-	20,723

Provisions at 30 September 2012 include £117 million in respect of loans and advances to banks (30 June 2012 - £119 million; 30 September 2011 - £126 million).

Notes (continued)

5. Tax
The actual tax charge differs from the expected tax credit computed by applying the standard UK corporation tax rate of 24.5% (2011 - 26.5%).

	Quarter ended			Nine months ended
	30 September 2012	30 June 2012	30 September 2011	30 September 2012	30 September 2011
	£m	£m	£m	£m	£m

(Loss)/profit before tax	(1,258)	(101)	2,004	(2,763)	1,210

Expected tax credit/(charge)	308	25	(531)	677	(321)
Sovereign debt impairment where no deferred tax asset recognised	-	-	(36)	-	(219)
Derecognition of deferred tax asset in respect of losses in Australia	-	(21)	-	(182)	-
Other losses in period where no deferred tax asset recognised	(129)	(80)	(67)	(382)	(335)
Foreign profits taxed at other rates	(95)	(109)	(71)	(306)	(371)
UK tax rate change - deferred tax impact	(89)	(16)	(50)	(135)	(137)
Unrecognised timing differences	3	14	(10)	17	(20)
Items not allowed for tax
- losses on strategic disposals and write-downs	(8)	-	(4)	(12)	(14)
- UK bank levy	(16)	(19)	-	(53)	-
- employee share schemes	(15)	(14)	(4)	(44)	(12)
- other disallowable items	(37)	(29)	(46)	(117)	(148)
Non-taxable items
- gain on sale of RBS Aviation Capital	-	27	-	27	-
- gain on sale of Global Merchant Services	-	-	-	-	12
- other non-taxable items	18	2	16	44	37
Taxable foreign exchange movements	1	(3)	2	(1)	2
Losses brought forward and utilised	1	(4)	2	12	31
Adjustments in respect of prior periods	28	(63)	8	(4)	59

Actual tax charge	(30)	(290)	(791)	(459)	(1,436)

Notes (continued)

5. Tax (continued)
The high tax charge for the nine months ended 30 September 2012 reflects profits in high tax regimes (principally US) and losses in low tax regimes (principally Ireland), losses in overseas subsidiaries for which a deferred tax asset has not been recognised (principally Ireland and the Netherlands) and the derecognition of deferred tax assets in respect of losses in Australia, following the strategic changes to the Markets and International Banking businesses announced in January 2012.

The combined effect of losses in Ireland and the Netherlands in the nine months ended 30 September 2012 for which no deferred tax asset has been recognised and the derecognition of the deferred tax asset in respect of losses in Australia account for £645 million (57%) of the difference between the actual tax charge and the tax credit derived from applying the standard UK Corporation Tax rate to the results for the period.

The Group has recognised a deferred tax asset at 30 September 2012 of £3,480 million (30 June 2012 - £3,502 million; 31 December 2011 - £3,878 million) and a deferred tax liability at 30 September 2012 of £1,686 million (30 June 2012 - £1,815 million; 31 December 2011 - £1,945 million). These balances include amounts recognised in respect of UK trading losses of £3,178 million (30 June 2012 - £3,029 million; 31 December 2011 - £2,933 million). Under UK tax legislation, these UK losses can be carried forward indefinitely to be utilised against profits arising in the future. The Group has considered the carrying value of this asset as at 30 September 2012 and concluded that it is recoverable based on future profit projections.

6. Profit/(loss) attributable to non-controlling interests

	Quarter ended			Nine months ended
	30 September 2012	30 June 2012	30 September 2011	30 September 2012	30 September 2011
	£m	£m	£m	£m	£m

RBS Sempra Commodities JV	(2)	4	(8)	2	(13)
RFS Holdings BV Consortium Members	4	(16)	3	(31)	27
Other	1	7	(2)	13	(4)

Profit/(loss) attributable to non-controlling interests	3	(5)	(7)	(16)	10

Notes (continued)

7. Dividends
On 26 November 2009, RBS entered into a State Aid Commitment Deed with HM Treasury containing commitments and undertakings that were designed to ensure that HM Treasury was able to comply with the commitments to be given by it to the European Commission for the purposes of obtaining approval for the State aid provided to RBS. As part of these commitments and undertakings, RBS agreed not to pay discretionary coupons and dividends on its existing hybrid capital instruments for a period of two years. This period commenced on 30 April 2010 for RBS Group instruments and ended on 30 April 2012; the two year deferral period for RBS Holdings N.V. instruments commenced on 1 April 2011.

On 4 May 2012, RBS determined that it was in a position to recommence payments on RBS Group instruments. The Core Tier 1 capital impact of discretionary amounts payable in 2012 on RBSG instruments on which payments have previously been stopped is c.£330 million. In the context of recent macro-prudential policy discussions, the Board of RBS decided to neutralise any impact on Core Tier 1 capital through equity issuance. Approximately 65% of this is ascribed to equity funding of employee incentive awards through the sale of surplus shares held by the Group’s Employee Benefit Trust, which was completed in June 2012. The remaining 35% was raised through the issue of new ordinary shares which was completed in September 2012.

Discretionary dividends on certain non-cumulative dollar preference shares and discretionary distributions on certain RBSG innovative securities payable after 4 May 2012 have been paid. Future coupons and dividends on RBSG hybrid capital instruments will only be paid subject to, and in accordance with, the terms of the relevant instruments.

Dividends paid to preference shareholders are as follows:

	Quarter ended			Nine months ended
	30 September 2012	30 June 2012	30 September 2011	30 September 2012	30 September 2011
	£m	£m	£m	£m	£m

Preference shareholders
Non-cumulative preference shares of US$0.01	67	43	-	110	-
Non-cumulative preference shares of €0.01	27	33	-	60	-
Non-cumulative preference shares of £1	4	-	-	4	-

	98	76	-	174	-

8. Share consolidation
Following approval at the Group’s Annual General Meeting on 30 May 2012, the sub-division and consolidation of the Group’s ordinary shares on a one-for-ten basis took effect on 6 June 2012. There was a corresponding change in the Group’s share price to reflect this.

Notes (continued)

9. Earnings per ordinary and B share
Earnings per ordinary and B share have been calculated based on the following:

	Quarter ended			Nine months ended
	30 September 2012	30 June 2012	30 September 2011	30 September 2012	30 September 2011

Earnings
(Loss)/profit from continuing operations attributable to ordinary and B shareholders (£m)	(1,385)	(463)	1,225	(3,372)	(204)

Profit/(loss) from discontinued operations attributable to ordinary and B shareholders (£m)	1	(3)	1	(2)	5

Ordinary shares in issue during the period (millions)	5,975	5,854	5,754	5,867	5,711
Effect of convertible B shares in issue during the period (millions)	5,100	5,100	5,100	5,100	5,100

Weighted average number of ordinary shares and effect of convertible B shares in issue during the period (millions)	11,075	10,954	10,854	10,967	10,811
Effect of dilutive share options and convertible securities (millions)	-	-	89	-	89

Diluted weighted average number of ordinary shares and effect of convertible B shares in issue during the period (millions)	11,075	10,954	10,943	10,967	10,900

Basic (loss)/earnings per ordinary and B share from continuing operations	(12.5p)	(4.2p)	11.3p	(30.7p)	(1.9p)

Diluted (loss)/earnings per ordinary and B share from continuing operations	(12.5p)	(4.2p)	11.2p	(30.7p)	(1.9p)

Data for 2011 have been adjusted for the sub-division and one-for-ten consolidation of ordinary shares, which took effect in June 2012.

Notes (continued)

10. Discontinued operations and assets and liabilities of disposal groups

(a) Profit/(loss) from discontinued operations, net of tax

	Quarter ended			Nine months ended
	30 September 2012	30 June 2012	30 September 2011	30 September 2012	30 September 2011
	£m	£m	£m	£m	£m

Discontinued operations
Total income	7	8	10	23	27
Operating expenses	(1)	(1)	(3)	(3)	(4)
Impairment losses	-	-	-	-	11

Profit before tax	6	7	7	20	34
Tax	(3)	(2)	(3)	(8)	(10)

Profit after tax	3	5	4	12	24
Businesses acquired exclusively with a view to disposal
Profit/(loss) after tax	2	(9)	2	(6)	13

Profit/(loss) from discontinued operations, net of tax	5	(4)	6	6	37

Discontinued operations reflect the results of RFS Holdings attributable to the State of the Netherlands and Santander following the legal separation of ABN AMRO Bank N.V. on 1 April 2010.

(b) Assets and liabilities of disposal groups
	30 September 2012			30 June 2012 £m	31 December 2011 £m
	UK branch based businesses	Other	Total
	£m	£m	£m

Assets of disposal groups
Cash and balances at central banks	33	16	49	140	127
Loans and advances to banks	-	83	83	88	87
Loans and advances to customers	18,509	900	19,409	19,700	19,405
Debt securities and equity shares	-	36	36	36	5
Derivatives	363	3	366	376	439
Intangible assets	-	-	-	-	15
Settlement balances	-	-	-	2	14
Property, plant and equipment	115	1	116	115	4,749
Other assets	11	433	444	445	456

Discontinued operations and other disposal groups	19,031	1,472	20,503	20,902	25,297
Assets acquired exclusively with a view to disposal	-	164	164	167	153

	19,031	1,636	20,667	21,069	25,450

Liabilities of disposal groups
Deposits by banks	1	-	1	1	1
Customer accounts	21,385	783	22,168	22,531	22,610
Derivatives	39	3	42	61	126
Settlement balances	-	-	-	-	8
Other liabilities	6	443	449	461	1,233

Discontinued operations and other disposal groups	21,431	1,229	22,660	23,054	23,978
Liabilities acquired exclusively with a view to disposal	-	10	10	10	17

	21,431	1,239	22,670	23,064	23,995

Notes (continued)

10. Discontinued operations and assets and liabilities of disposal groups (continued)
The assets and liabilities of disposal groups at 30 September 2012 primarily comprise the RBS England and Wales and NatWest Scotland branch-based businesses (“UK branch-based businesses”).

UK branch-based businesses
Gross loans, risk elements in lending (REIL) and impairment provisions at 30 September 2012 relating to the Group's UK branch-based businesses are set out below.

	Gross loans	REIL	Impairment provisions
	£m	£m	£m

Residential mortgages	5,886	191	40
Personal lending	1,848	307	254
Property	5,420	443	144
Construction	524	129	55
Service industries and business activities	4,752	287	163
Other	844	45	39
Latent	-	-	70

Total	19,274	1,402	765

Notes (continued)

11. Financial instruments

Valuation reserves
When valuing financial instruments in the trading book, adjustments are made to mid-market valuations to cover bid-offer spread, liquidity and credit risk.

Credit valuation adjustments (CVA) represent an estimate of the adjustment to fair value that a market participant would make to incorporate the credit risk inherent in counterparty derivative exposures. Certain credit derivative product company (CDPC) exposures were restructured during the first half of the year and the CVA methodology applied to these exposures was updated to reflect the revised risk mitigation strategy that is now in place. There were no other changes to valuation methodologies.

The following table shows credit valuation adjustments and other reserves.

	30 September 2012	30 June 2012	31 December 2011
	£m	£m	£m

CVA
- Monoline insurers	408	481	1,198
- Credit derivative product companies	455	479	1,034
- Other counterparties	2,269	2,334	2,254

	3,132	3,294	4,486
Bid-offer, liquidity, funding, valuation and other reserves	2,048	2,207	2,704

Valuation reserves	5,180	5,501	7,190

Key points

30 September compared with 31 December 2011
•
Gross exposure to monolines reduced by £1.1 billion from £1.9 billion at 31 December 2011 to £0.8 billion at 30 September 2012, principally in H1 2012. This was primarily due to the restructuring of certain exposures, an increase in underlying asset prices and the appreciation of sterling against the US dollar. The CVA decreased on a total basis reflecting the lower exposure, and also on a relative basis (from 63% to 49%) due to the impact of restructurings and tighter credit spreads.

•
Gross exposure to CDPCs decreased by £1.1 billion from £1.9 billon at 31 December 2011 to £0.8 billion, of which £0.4 billion was in Q3 2012. This was primarily driven by tighter credit spreads and a decrease in the relative value of senior tranches compared with the underlying reference portfolios and the impact of restructuring certain exposures in the first half of the year. The CVA decreased on an absolute basis in line with the decrease in exposure but increased on a relative basis (30 September 2012 - 60%; 30 June 2012 - 42%; 31 December 2011 - 55%).

•
Other counterparty CVA was stable over the period with the impact of tighter credit spreads offset by other factors including counterparty rating downgrades and increased weighted average life assumptions applied in H1 2012.

•	Within other reserves, bid-offer reserves decreased, primarily reflecting restructuring in the second half of H1 2012, due to risk reduction and the impact of Greek government debt restructuring.

Notes (continued)

11. Financial instruments (continued)

Own credit
The following table shows the cumulative own credit adjustment (OCA) recorded on securities held-for-trading (HFT), classified as fair value through profit or loss (DFV) and derivative liabilities. There have been some refinements to methodologies during the nine months ended 30 September 2012, but they did not have a material overall impact on cumulative OCA.

Cumulative OCA (1)	Debt securities in issue (2)			Subordinated liabilities DFV £m	Total £m	Derivatives £m	Total (3) £m
	HFT £m	DFV £m	Total £m

30 September 2012	(690)	126	(564)	450	(114)	375	261
30 June 2012	(323)	1,040	717	572	1,289	452	1,741
31 December 2011	882	2,647	3,529	679	4,208	602	4,810

Carrying values of underlying liabilities	£bn	£bn	£bn	£bn	£bn

30 September 2012	11.3	27.7	39.0	1.0	40.0
30 June 2012	10.8	30.3	41.1	0.9	42.0
31 December 2011	11.5	35.7	47.2	0.9	48.1

Notes:
(1)	The OCA does not alter cash flows and is not used for performance management. It is disregarded for regulatory capital reporting purposes and will reverse over time as the liabilities mature.
(2)	Consists of wholesale and retail note issuances.
(3)
The reserve movement between periods will not equate to the reported profit or loss for own credit. The balance sheet reserves are stated by conversion of underlying currency balances at spot rates for each period, whereas the income statement includes intra-period foreign exchange sell-offs.

Key points
•	The OCA decreased significantly year-to-date, including a significant decrease in Q3 2012 as credit spreads tightened, reflecting improved investor perception of RBS.

•
Senior issued debt adjustments are determined with reference to secondary debt issuance spreads. At 30 September 2012, the five year level tightened to c.100 basis points from c.450 basis points at 31 December 2011 and c.250 basis points at half year 2012, primarily due to increased demand from investors following quantitative easing measures from the European Central Bank and US Federal Reserve and the announcement of the Group’s liability management exercise.

•
Significant tightening of credit spreads, buy-backs exceeding issuances and the impact of buying back certain securities at lower spreads than at issuance, resulted in an overall decrease in OCA and a negative amount related to HFT debt securities in issue.

•	Derivative liability OCA decreased as credit default swap spreads tightened.

Notes (continued)

12. Available-for-sale reserve

	Quarter ended			Nine months ended
	30 September 2012	30 June 2012	30 September 2011	30 September 2012	30 September 2011
Available-for-sale reserve	£m	£m	£m	£m	£m

At beginning of period	(450)	(439)	(1,026)	(957)	(2,037)
Unrealised losses on Greek sovereign debt	-	-	(202)	-	(346)
Impairment of Greek sovereign debt	-	-	202	-	1,044
Other unrealised net gains	651	428	1,207	1,803	2,294
Realised net gains	(528)	(370)	(214)	(1,110)	(627)
Tax	36	(69)	(259)	(27)	(620)

At end of period	(291)	(450)	(292)	(291)	(292)

The Q3 2012 movement in available-for-sale reserve primarily reflects unrealised net gains on securities of £651 million, largely as yields tightened on German, US and UK sovereign bonds and realised net gains of £528 million on the sale of high quality bonds.

In Q2 2011, as a result of the deterioration in Greece’s fiscal position and the announcement of proposals to restructure Greek government debt, the Group concluded that the Greek sovereign debt was impaired. Accordingly, £733 million of unrealised losses recognised in available-for-sale reserves together with £109 million related interest rate hedge adjustments were recycled to the income statement. Further losses of £202 million and £224 million were recorded in Q3 2011 and Q4 2011 respectively.

13. Contingent liabilities and commitments

	30 September 2012			30 June 2012			31 December 2011
	Core	Non- Core	Total	Core	Non- Core	Total	Core	Non- Core	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m

Contingent liabilities
Guarantees and assets pledged as collateral security	19,352	722	20,074	21,706	802	22,508	23,702	1,330	25,032
Other contingent liabilities	11,373	181	11,554	11,234	232	11,466	10,667	245	10,912

	30,725	903	31,628	32,940	1,034	33,974	34,369	1,575	35,944

Commitments
Undrawn formal standby facilities, credit lines and other commitments to lend	213,484	7,147	220,631	221,091	6,941	228,032	227,419	12,544	239,963
Other commitments	1,664	16	1,680	1,303	70	1,373	301	2,611	2,912

	215,148	7,163	222,311	222,394	7,011	229,405	227,720	15,155	242,875

Total contingent liabilities and commitments	245,873	8,066	253,939	255,334	8,045	263,379	262,089	16,730	278,819

Additional contingent liabilities arise in the normal course of the Group’s business. It is not anticipated that any material loss will arise from these transactions.

Notes (continued)

14. Litigation, investigations and reviews
Except for the developments noted below, there have been no material changes to the litigation, investigations and reviews as disclosed in the Form 6-K for the six months ended 30 June 2012.

Litigation

Shareholder litigation
RBS and certain of its subsidiaries, together with certain current and former individual officers and directors were named as defendants in purported class actions filed in the United States District Court for the Southern District of New York involving holders of RBS preferred shares (the Preferred Shares litigation) and holders of American Depositary Receipts (the ADR claims).

On 4 September 2012, the Court dismissed the Preferred Shares litigation with prejudice. The plaintiffs have filed a notice of appeal.

On 27 September 2012, the Court dismissed the ADR claims. The plaintiffs have filed an application seeking to re-state their case.

Investigations and reviews

LIBOR
The Group continues to co-operate fully with investigations by various governmental and regulatory authorities into its submissions, communications and procedures relating to the setting of LIBOR and other trading rates. The relevant authorities include, amongst others, the US Commodity Futures Trading Commission, the US Department of Justice (Fraud Division) and the FSA, together with various other authorities in Europe and Asia. The Group has dismissed a number of employees for misconduct as a result of its investigations into these matters.

The Group is also under investigation by competition authorities in a number of jurisdictions including the European Commission, US Department of Justice (Antitrust Division) and Canadian Competition Bureau, stemming from the actions of certain individuals in the setting of LIBOR and other trading rates, as well as interest rate-related trading. The Group is also co-operating fully with these investigations.

The Group expects to enter into negotiations to settle some of these investigations in the near term and believes the probable outcome is that it will incur financial penalties. It is not possible to estimate reliably what effect the outcome of these investigations, any regulatory findings and any related developments may have on the Group, including the timing and amount of fines or settlements, which may be material.

Notes (continued)

14. Litigation, investigations and reviews (continued)

Private motor insurance
In December 2011, the OFT launched a market study into private motor insurance, with a focus on the provision of third party vehicle repairs and credit hire replacement vehicles to claimants. The OFT issued its report on 31 May 2012 and has advised that it believes there are features of the market that potentially restrict, distort or prevent competition in the market and that would merit a referral to the Competition Commission (CC). The OFT’s particular focus is on credit hire replacement vehicles and third party vehicle repairs. On 28 September 2012 the OFT referred the private motor insurance market to the CC for a market investigation. The CC has until 27 September 2014 to publish its findings. At this stage, it is not possible to estimate the effect the market investigation may have on the Group and its independently listed subsidiary, Direct Line Insurance Group plc.

Independent Commission on Banking
The UK Government published a White Paper on Banking Reform in September 2012, outlining proposed structural reforms in the UK banking industry. The measures proposed were drawn in large part from the recommendations of the Independent Commission on Banking (ICB), which was appointed by the UK Government in June 2010. The ICB published its final report to the Cabinet Committee on Banking Reform on 12 September 2011, which set out the ICB’s views on possible reforms to improve stability and competition in UK banking. The final report made a number of recommendations, including in relation to (i) promotion of competition, (ii) increased loss absorbency (including bail-in i.e. the ability to write-down debt or convert it into an issuer’s ordinary shares in certain circumstances) and (iii) the implementation of a ring-fence of retail banking operations.

The measures in relation to the promotion of competition are already largely in train, including the development of an industry mechanism to make it easier for customers to switch their personal current accounts to a different provider, which is due to be completed by September 2013.

Bail-in mechanisms continue to be discussed by the European Union (EU), and the Group continues to participate in the debate around such mechanisms, which could affect the rights of creditors, including holders of senior and subordinated bonds and shareholders, in the event of the implementation of a recovery or resolution scheme or an insolvency, and could thereby materially affect the price of such securities. The UK Government’s White Paper discussed a number of details relating to the ring-fencing of retail operations, including possible governance arrangements, the range of activities that might be prohibited for the ring-fenced entity and possible restrictions on transactions between the ring-fenced and non-ring-fenced entities within a single group.

The UK Government published in October 2012 a draft Bill intended to enable the implementation of these reforms. This draft Bill is subject to pre-legislative scrutiny by the UK Parliamentary Commission on Standards in Banking, which may recommend changes to the Bill. The UK Government is expected to introduce the Bill, which will provide primary enabling legislation early in 2013, with a view to completing the legislative framework by May 2015, requiring compliance as soon as practicable thereafter and setting a final deadline for full implementation of 2019.

Notes (continued)

14. Litigation, investigations and reviews (continued)
The impact of any final legislation on the Group is impossible to estimate with any precision at this stage. The introduction of ‘bail in’ mechanisms may affect the Group’s cost of borrowing, its ability to access professional markets’ funding and its funding and liquidity metrics. It is also likely that ring-fencing certain of the Group’s operations would require significant restructuring, with the possible transfer of large numbers of customers between legal entities. It is possible that such ring-fencing, by itself, or taken together with the impact of other proposals contained in this legislation and other EU legislation that will apply to the Group could have a material adverse effect on the Group’s structure, results of operations, financial conditions and prospects.

It is also possible that the UK’s implementation of a ring-fence may conflict with any EU legislation to implement the recommendations of the High-level Expert Group on Reforming the Structure of the EU Banking Sector, whose report, published in October 2012, proposed, inter alia, ring-fencing the trading and market-making activities of major European banks. This could affect the Group’s position relative to some competitors.

Securitisation and collateralised debt obligation business
With respect to the Nevada State Attorney General’s investigation relating to securitisations of mortgages, on 23 October 2012, an Assurance of Discontinuance between RBS Financial Products Inc. and the State of Nevada was filed in Nevada state court which resolves the investigation as to RBS. The Assurance of Discontinuance requires RBS Financial Products Inc. to make payments totalling US$42.5 million.

Other investigations
With respect to the SEC’s formal investigation relating to the Group’s US sub-prime securities and residential mortgage exposures, SEC staff communicated in September 2012 that it had completed its investigation and that it did not, as of the date of that communication and based upon the information then in its possession, intend to recommend any enforcement action against RBS.

15. Other developments

Transfers of a substantial part of the business activities of RBS N.V. to The Royal Bank of Scotland plc (RBS plc)
On 19 April 2011, the Group announced its intention to transfer a substantial part of the business activities of The Royal Bank of Scotland N.V. (RBS N.V.) to RBS plc (the "Proposed Transfers"), subject, amongst other matters, to regulatory and other approvals, further tax and other analysis in respect of the assets and liabilities to be transferred and employee consultation procedures.

It is expected that the Proposed Transfers will be implemented on a phased basis over a period ending 31 December 2013. The transfer of substantially all of the UK business was completed during Q4 2011 and substantially all of the Netherlands and EMEA businesses were transferred in September 2012.

Notes (continued)

15. Other developments (continued)

Rating agencies
On 17 July 2012, Fitch Ratings (“Fitch”) affirmed its ratings on the Group and certain subsidiaries. Fitch’s ratings Outlooks were also affirmed as unchanged at this time except for the Outlook on Ulster Bank Ireland Ltd which was changed to Negative from Stable. This Negative Outlook is aligned with the Outlook on the sovereign (Republic of Ireland). On 10 October 2012, Fitch re-affirmed the ratings of RBS Group plc, RBS plc, Citizens Financial Group, RBS NV, National Westminster Bank, and Royal Bank of Scotland International Limited. The Outlooks on all these entities were re-affirmed as stable. The rating affirmations on RBS Group plc and RBS plc were taken in conjunction with Fitch's Global Trading and Universal Bank (GTUB) periodic review.

On 25 October 2012, Standard & Poor’s (“S&P”) confirmed as unchanged its ratings and long term rating Outlooks on the Group and certain subsidiaries. Outlooks on Ulster Bank Ltd and Ulster Bank Ireland Ltd ratings remain Negative and match S&P’s Negative Outlook on the Republic of Ireland sovereign. Outlooks on the Group and remaining rated subsidiaries are Stable.

No material rating actions have been undertaken on the Group or its subsidiaries by Moody’s Investors Service during the quarter.

16. Post balance sheet events
Save as detailed below, there have been no significant events between 30 September 2012 and the date of approval of this announcement which would require a change to or additional disclosure in the announcement.

UK branch-based businesses
On 12 October 2012, RBS announced that it had received notification of Santander’s decision to pull out of its agreed purchase of certain of the Group’s UK branch-based businesses. RBS has re-commenced its effort to divest the business and fulfil its obligations to the European Commission.

Direct Line Group IPO
RBS completed the successful initial public offering of Direct Line Group in October 2012, representing another important milestone in RBS’s restructuring plan. RBS Group sold 520.8 million ordinary shares in Direct Line Group, representing 34.7% of the total share capital, generating gross proceeds of £911 million.

Asset Protection Scheme
The Group exited from the UK Government’s APS on 18 October 2012.

Risk and balance sheet management

Balance sheet management

Capital
The Group aims to maintain an appropriate level of capital to meet its business needs and regulatory requirements. Capital adequacy and risk management are closely aligned. The Group’s risk-weighted assets and risk asset ratios, calculated in accordance with Financial Services Authority (FSA) definitions, are set out below.

	30 September 2012	30 June 2012	31 December 2011
Risk-weighted assets (RWAs) by risk	£bn	£bn	£bn

Credit risk	334.5	334.8	344.3
Counterparty risk	53.3	53.0	61.9
Market risk	47.4	54.0	64.0
Operational risk	45.8	45.8	37.9

	481.0	487.6	508.1
Asset Protection Scheme (APS) relief	(48.1)	(52.9)	(69.1)

	432.9	434.7	439.0

Risk asset ratios	%	%	%

Core Tier 1	11.1	11.1	10.6
Core Tier 1 excluding capital relief provided by APS	10.4	10.3	9.7
Tier 1	13.4	13.4	13.0
Total	14.6	14.6	13.8

Key points
•
The Core Tier 1 ratio remained stable at 11.1%. Excluding the capital relief provided by APS, the Core Tier 1 ratio improved by 70 basis points year-to-date, of which 10 basis points were in Q3 2012, reflecting reductions in RWAs and capital deductions. Gross RWAs decreased by £27.1 billion year-to-date, of which £6.6 billion was in Q3 2012.

•
Non-Core RWAs decreased by £21.1 billion year-to-date (Q3 2012 - down £10.5 billion) mainly as a result of lower market risk through active reduction in derivatives, including the impact of restructuring a large derivative exposure to a highly leveraged counterparty in the first half of 2012. Credit and counterparty RWAs fell, driven by sales and run-off partly offset by the impact of regulatory uplifts.

•	In Markets, RWAs fell driven by lower market risk.

•	Retail & Commercial credit risk RWAs remained stable at c.£250 billion despite the impact of regulatory wholesale credit model changes, particularly in International Banking and UK Corporate.

•	The decrease in capital deductions principally related to securitisations, reflecting the continuation of Non-Core’s de-risking strategy.

Risk and balance sheet management (continued)

Balance sheet management: Capital (continued)
The Group’s regulatory capital resources in accordance with FSA definitions were as follows:

	30 September 2012	30 June 2012	31 December 2011
	£m	£m	£m

Shareholders’ equity (excluding non-controlling interests)
Shareholders’ equity per balance sheet	72,699	74,016	74,819
Preference shares - equity	(4,313)	(4,313)	(4,313)
Other equity instruments	(431)	(431)	(431)
	67,955	69,272	70,075

Non-controlling interests
Non-controlling interests per balance sheet	1,194	1,200	1,234
Non-controlling preference shares	(548)	(548)	(548)
Other adjustments to non-controlling interests for regulatory purposes	(259)	(259)	(259)
	387	393	427

Regulatory adjustments and deductions
Own credit	651	(402)	(2,634)
Unrealised losses on AFS debt securities	375	520	1,065
Unrealised gains on AFS equity shares	(84)	(70)	(108)
Cash flow hedging reserve	(1,746)	(1,399)	(879)
Other adjustments for regulatory purposes	895	637	571
Goodwill and other intangible assets	(14,798)	(14,888)	(14,858)
50% excess of expected losses over impairment provisions (net of tax)	(2,429)	(2,329)	(2,536)
50% of securitisation positions	(1,180)	(1,461)	(2,019)
50% of APS first loss	(1,926)	(2,118)	(2,763)
	(20,242)	(21,510)	(24,161)

Core Tier 1 capital	48,100	48,155	46,341

Other Tier 1 capital
Preference shares - equity	4,313	4,313	4,313
Preference shares - debt	1,055	1,082	1,094
Innovative/hybrid Tier 1 securities	4,065	4,466	4,667
	9,433	9,861	10,074

Tier 1 deductions
50% of material holdings	(242)	(313)	(340)
Tax on excess of expected losses over impairment provisions	788	756	915
	546	443	575

Total Tier 1 capital	58,079	58,459	56,990

Qualifying Tier 2 capital
Undated subordinated debt	2,245	1,958	1,838
Dated subordinated debt - net of amortisation	12,641	13,346	14,527
Unrealised gains on AFS equity shares	84	70	108
Collectively assessed impairment provisions	500	552	635
Non-controlling Tier 2 capital	11	11	11
	15,481	15,937	17,119

Tier 2 deductions
50% of securitisation positions	(1,180)	(1,461)	(2,019)
50% excess of expected losses over impairment provisions	(3,217)	(3,085)	(3,451)
50% of material holdings	(242)	(313)	(340)
50% of APS first loss	(1,926)	(2,118)	(2,763)
	(6,565)	(6,977)	(8,573)

Total Tier 2 capital	8,916	8,960	8,546

Risk and balance sheet management (continued)

Balance sheet management: Capital (continued)

	30 September 2012	30 June 2012	31 December 2011
	£m	£m	£m

Supervisory deductions
Unconsolidated Investments
- Direct Line Group	(3,537)	(3,642)	(4,354)
- Other investments	(144)	(141)	(239)
Other deductions	(217)	(197)	(235)

	(3,898)	(3,980)	(4,828)

Total regulatory capital	63,097	63,439	60,708

Movement in Core Tier 1 capital	£m

At 1 January 2012	46,341
Attributable profit net of movements in fair value of own debt	242
Share capital and reserve movements in respect of employee share schemes	659
Foreign currency reserves	(461)
Decrease in non-controlling interests	(34)
Decrease in capital deductions including APS first loss	1,410
Increase in goodwill and intangibles	(30)
Other movements	28

At 30 June 2012	48,155
Attributable loss net of movements in fair value of own debt	(330)
Ordinary shares issued	123
Share capital and reserve movements in respect of employee share schemes	46
Foreign currency reserves	(567)
Decrease in non-controlling interests	(6)
Decrease in capital deductions including APS first loss	373
Decrease in goodwill and intangibles	90
Other movements	216

At 30 September 2012	48,100

Risk and balance sheet management (continued)

Balance sheet management: Capital (continued)

Risk-weighted assets by division
Risk-weighted assets by risk category and division are set out below.

	Credit risk	Counterparty risk	Market risk	Operational risk	Gross RWAs
30 September 2012	£bn	£bn	£bn	£bn	£bn

UK Retail	39.9	-	-	7.8	47.7
UK Corporate	73.5	-	-	8.6	82.1
Wealth	10.3	-	0.1	1.9	12.3
International Banking	44.5	-	-	5.2	49.7
Ulster Bank	32.4	0.9	0.1	1.7	35.1
US Retail & Commercial	50.9	0.9	-	4.9	56.7

Retail & Commercial	251.5	1.8	0.2	30.1	283.6
Markets	15.4	35.3	41.6	15.7	108.0
Other	12.1	0.4	-	1.4	13.9

Core	279.0	37.5	41.8	47.2	405.5
Non-Core	52.4	15.8	5.6	(1.6)	72.2

Group before RFS Holdings MI	331.4	53.3	47.4	45.6	477.7
RFS Holdings MI	3.1	-	-	0.2	3.3

Group	334.5	53.3	47.4	45.8	481.0
APS relief	(42.2)	(5.9)	-	-	(48.1)

Net RWAs	292.3	47.4	47.4	45.8	432.9

30 June 2012

UK Retail	39.6	-	-	7.8	47.4
UK Corporate	70.8	-	-	8.6	79.4
Wealth	10.3	-	0.1	1.9	12.3
International Banking	41.2	-	-	4.8	46.0
Ulster Bank	34.7	0.9	0.1	1.7	37.4
US Retail & Commercial	52.5	1.1	-	4.9	58.5

Retail & Commercial	249.1	2.0	0.2	29.7	281.0
Markets	15.7	33.4	43.1	15.7	107.9
Other	10.5	0.2	0.2	1.8	12.7

Core	275.3	35.6	43.5	47.2	401.6
Non-Core	56.4	17.4	10.5	(1.6)	82.7

Group before RFS Holdings MI	331.7	53.0	54.0	45.6	484.3
RFS Holdings MI	3.1	-	-	0.2	3.3

Group	334.8	53.0	54.0	45.8	487.6
APS relief	(46.2)	(6.7)	-	-	(52.9)

Net RWAs	288.6	46.3	54.0	45.8	434.7

Risk and balance sheet management (continued)

Balance sheet management: Capital: Risk-weighted assets by division (continued)

	Credit risk	Counterparty risk	Market risk	Operational risk	Gross RWAs
31 December 2011	£bn	£bn	£bn	£bn	£bn

UK Retail	41.1	-	-	7.3	48.4
UK Corporate	71.2	-	-	8.1	79.3
Wealth	10.9	-	0.1	1.9	12.9
International Banking	38.9	-	-	4.3	43.2
Ulster Bank	33.6	0.6	0.3	1.8	36.3
US Retail & Commercial	53.6	1.0	-	4.7	59.3

Retail & Commercial	249.3	1.6	0.4	28.1	279.4
Markets	16.7	39.9	50.6	13.1	120.3
Other	9.8	0.2	-	2.0	12.0

Core	275.8	41.7	51.0	43.2	411.7
Non-Core	65.6	20.2	13.0	(5.5)	93.3

Group before RFS Holdings MI	341.4	61.9	64.0	37.7	505.0
RFS Holdings MI	2.9	-	-	0.2	3.1

Group	344.3	61.9	64.0	37.9	508.1
APS relief	(59.6)	(9.5)	-	-	(69.1)

Net RWAs	284.7	52.4	64.0	37.9	439.0

Risk and balance sheet management (continued)

Balance sheet management (continued)

Liquidity and funding risk
Liquidity risk is the risk that the Group is unable to meet its obligations, including financing maturities as they fall due. Liquidity risk is heavily influenced by the maturity profile and mix of the Group’s funding base, as well as the quality and liquidity value of its liquidity portfolio.

Overview
The Group continues to improve the structure and composition of its balance sheet against a backdrop of improved wholesale funding market conditions and a tempering of UK regulatory requirements relating to liquidity risk.

•
Short-term wholesale funding (STWF) excluding derivative collateral continued to be actively reduced and stood at £49 billion at 30 September 2012, which was well covered by a strong Group liquidity buffer of £147 billion. STWF accounted for 5% of the funded balance sheet and 31% of wholesale funding, compared with 7% and 34%, respectively at 30 June 2012.

•	The Group's liquidity buffer was lowered by £9 billion during the quarter to £147 billion reflecting the shrinking overall balance sheet and reduced STWF.

•
The Group’s customer funding gap has decreased significantly, from £37 billion at the end of 2011 to £19 billion at 30 June 2012 and £8 billion at 30 September 2012. Customer deposits now account for 70% of the Group’s primary funding sources.

•
Progress against the Group’s strategic plan has resulted in a balance sheet structure which is broadly matched. At 30 September 2012, the Group’s loan:deposit ratio improved to 102% with a Core ratio of 91%.

•
The combined impacts of the ongoing deleveraging process being driven by Non-Core and Markets have allowed the Group to further reduce its wholesale funding base. During the third quarter, the Group completed a cash tender offer to repurchase £4.4 billion of senior unsecured debt securities issued by RBS plc. The repurchase was across dollar, sterling and euro securities of varying maturities and interest rates.

•	The Group took advantage of the improved wholesale market conditions in the quarter and issued US$2 billion of public fixed rate notes to help pre-fund future financing needs of the holding company.

•	The Group has drawn £750 million under the Bank of England’s Funding for Lending Scheme (FLS) and held a comparable amount of related treasury bills at 30 September 2012.

•	The 'A' senior unsecured credit rating was affirmed with a stable outlook for the Group by Fitch in July 2012 and for RBS plc by S&P in October 2012.

Risk and balance sheet management (continued)

Balance sheet management: Liquidity and funding risk (continued)

Funding sources
The table below shows the Group’s primary funding sources including deposits in disposal groups and excluding repurchase agreements.
	30 September 2012	30 June 2012	31 December 2011
	£m	£m	£m

Deposits by banks
derivative cash collateral	28,695	32,001	31,807
other deposits	29,433	35,619	37,307

	58,128	67,620	69,114

Debt securities in issue
conduit asset-backed commercial paper (ABCP)	2,909	4,246	11,164
other commercial paper (CP)	2,829	1,985	5,310
certificates of deposits (CDs)	6,696	10,397	16,367
medium-term notes (MTNs)	70,417	81,229	105,709
covered bonds	9,903	9,987	9,107
securitisations	11,403	12,011	14,964

	104,157	119,855	162,621
Subordinated liabilities	25,309	25,596	26,319

Notes issued	129,466	145,451	188,940

Wholesale funding	187,594	213,071	258,054

Customer deposits
cash collateral	9,642	10,269	9,242
other deposits	425,238	425,031	427,511

Total customer deposits	434,880	435,300	436,753

Total funding	622,474	648,371	694,807

Disposal group deposits included above
banks	1	1	1
customers	22,168	22,531	22,610

	22,169	22,532	22,611

The table below shows the Group’s wholesale funding source metrics.

	Short-term wholesale funding (1)		Total wholesale funding		Net inter-bank funding (2)
	Excluding derivative collateral	Including derivative collateral	Excluding derivative collateral	Including derivative collateral	Deposits	Loans	Net Inter-bank funding
	£bn	£bn	£bn	£bn	£bn	£bn	£bn

30 September 2012	48.5	77.2	158.9	187.6	29.4	(20.2)	9.2
30 June 2012	62.3	94.3	181.1	213.1	35.6	(22.3)	13.3
31 March 2012	79.7	109.1	204.9	234.3	36.4	(19.7)	16.7
31 December 2011	102.4	134.2	226.2	258.1	37.3	(24.3)	13.0
30 September 2011	141.6	174.1	267.0	299.4	46.2	(33.0)	13.2

Notes:
(1)	Short-term balances denote those with a residual maturity of less than one year and includes longer-term issuances.
(2)	Excludes derivative collateral.

Risk and balance sheet management (continued)

Balance sheet management: Liquidity and funding risk: Funding sources (continued)

Notes issued
The table below shows the Group’s debt securities in issue and subordinated liabilities by remaining maturity.

	Debt securities in issue
	Conduit ABCP	Other CP and CDs	MTNs	Covered bonds	Securit- isations	Total	Subordinated liabilities	Total notes issued	Total notes issued
30 September 2012	£m	£m	£m	£m	£m	£m	£m	£m	%

Less than 1 year	2,909	9,079	13,466	1,009	15	26,478	1,632	28,110	22
1-3 years	-	441	22,477	2,865	1,243	27,026	5,693	32,719	25
3-5 years	-	1	13,221	2,323	-	15,545	2,272	17,817	14
More than 5 years	-	4	21,253	3,706	10,145	35,108	15,712	50,820	39

	2,909	9,525	70,417	9,903	11,403	104,157	25,309	129,466	100

30 June 2012

Less than 1 year	4,246	12,083	16,845	1,020	69	34,263	1,631	35,894	25
1-3 years	-	293	24,452	1,681	1,263	27,689	5,401	33,090	23
3-5 years	-	1	16,620	3,619	-	20,240	2,667	22,907	15
More than 5 years	-	5	23,312	3,667	10,679	37,663	15,897	53,560	37

	4,246	12,382	81,229	9,987	12,011	119,855	25,596	145,451	100

31 December 2011

Less than 1 year	11,164	21,396	36,302	-	27	68,889	624	69,513	37
1-3 years	-	278	26,595	2,760	479	30,112	3,338	33,450	18
3-5 years	-	2	16,627	3,673	-	20,302	7,232	27,534	14
More than 5 years	-	1	26,185	2,674	14,458	43,318	15,125	58,443	31

	11,164	21,677	105,709	9,107	14,964	162,621	26,319	188,940	100

Key point
•
Debt securities in issue decreased by £15.7 billion in Q3 2012 mainly due to the active reduction of CP and conduit ABCP, the maturity of unsecured MTNs and the impact of the execution of the liability management exercise.

Deposit and repo funding
The table below shows the composition of the Group’s deposits excluding repos and repo funding including disposal groups.
	30 September 2012		30 June 2012		31 December 2011
	Deposits	Repos	Deposits	Repos	Deposits	Repos
	£m	£m	£m	£m	£m	£m

Financial institutions
- central and other banks	58,128	49,222	67,620	39,125	69,114	39,691
- other financial institutions	69,697	92,321	65,563	87,789	66,009	86,032
Personal and corporate deposits	365,183	1,022	369,737	1,161	370,744	2,780

	493,008	142,565	502,920	128,075	505,867	128,503

Key points
•	The central and other banks balances include €10 billion of funding accessed through the European Central Bank’s long-term re-financing operation facility in the first half of 2012.

•	Approximately 40% of the customer deposits above are insured through the UK Financial Services Compensation Scheme, US Federal Deposit Insurance Corporation and similar schemes.

Risk and balance sheet management (continued)

Balance sheet management: Liquidity and funding risk: Funding sources (continued)

Customer loan:deposit ratio and funding gap
The table below shows the Group’s divisional customer loan:deposit ratio (LDR) and customer funding gap.
	Loans (1)	Deposits (2)	LDR (3)	Funding surplus/ (gap) (3)
30 September 2012	£m	£m	%	£m

UK Retail	110,267	105,984	104	(4,283)
UK Corporate	105,952	126,780	84	20,828
Wealth	16,919	38,692	44	21,773
International Banking (4)	42,154	41,668	101	(486)
Ulster Bank	28,615	20,278	141	(8,337)
US Retail & Commercial	50,116	59,817	84	9,701
Conduits (International Banking) (4)	4,588	-	nm	(4,588)

Retail & Commercial	358,611	393,219	91	34,608
Markets	29,324	34,348	85	5,024
Direct Line Group and other	3,274	3,388	97	114

Core	391,209	430,955	91	39,746
Non-Core	51,355	3,925	nm	(47,430)

Group	442,564	434,880	102	(7,684)

30 June 2012

UK Retail	110,318	106,571	104	(3,747)
UK Corporate	107,775	127,446	85	19,671
Wealth	16,888	38,462	44	21,574
International Banking (4)	43,190	42,238	102	(952)
Ulster Bank	29,701	20,593	144	(9,108)
US Retail & Commercial	51,634	59,229	87	7,595
Conduits (International Banking) (4)	6,295	-	nm	(6,295)

Retail & Commercial	365,801	394,539	93	28,738
Markets	30,191	34,257	88	4,066
Direct Line Group and other	1,320	2,999	44	1,679

Core	397,312	431,795	92	34,483
Non-Core	57,398	3,505	nm	(53,893)

Group	454,710	435,300	104	(19,410)

nm = not meaningful

For the notes to this table refer to the following page.

Risk and balance sheet management (continued)

Balance sheet management: Liquidity and funding risk: Funding sources (continued)

Customer loan to deposit ratio and funding gap (continued)
	Loans (1)	Deposits (2)	LDR (3)	Funding surplus/ (gap) (3)
31 December 2011	£m	£m	%	£m

UK Retail	107,983	101,878	106	(6,105)
UK Corporate	108,668	126,309	86	17,641
Wealth	16,834	38,164	44	21,330
International Banking (4)	46,417	45,051	103	(1,336)
Ulster Bank	31,303	21,814	143	(9,489)
US Retail & Commercial	50,842	59,984	85	9,142
Conduits (International Banking) (4)	10,504	-	nm	(10,504)

Retail & Commercial	372,551	393,200	95	20,649
Markets	31,254	36,776	85	5,522
Direct Line Group and other	1,196	2,496	48	1,300

Core	405,001	432,472	94	27,471
Non-Core	68,516	4,281	nm	(64,235)

Group	473,517	436,753	108	(36,764)

nm = not meaningful

Notes:
(1)	Loans and advances to customers excluding reverse repurchase agreements and stock borrowing and including disposal groups.
(2)	Excluding repurchase agreements and stock lending but including disposal groups.
(3)	Based on loans and advances to customers net of provisions and customer deposits as shown.
(4)	All conduits relate to International Banking and have been extracted and shown separately.

Key point
•
The Group loan:deposit ratio has improved 600 basis points during the first nine months of 2012 to 102%, of which 200 basis points was in Q3 2012, as the Group continued to make progress on the strategic goal of a broadly matched balance sheet structure.

Risk and balance sheet management (continued)

Balance sheet management: Liquidity and funding risk: Funding sources (continued)

Long-term debt issuance
The table below shows debt securities issued by the Group with an original maturity of one year or more. The Group also executes other long-term funding arrangements (predominantly term repurchase agreements) which are not reflected in the following tables.
				Nine months ended 30 September 2012	Year ended 31 December 2011
	Quarter ended
	30 September 2012	30 June 2012	31 March 2012
	£m	£m	£m	£m	£m

Public
- unsecured	1,237	-	-	1,237	5,085
- secured	-	-	1,784	1,784	9,807
Private
- unsecured	1,631	909	1,676	4,216	12,414
- secured	-	-	-	-	500

Gross issuance	2,868	909	3,460	7,237	27,806
Buy backs (1)	(2,213)	(1,730)	(1,129)	(5,072)	(6,892)

Net issuance	655	(821)	2,331	2,165	20,914

Note:
(1)	Excludes liability management exercises.

Key point
•	During Q3 2012, the Group issued US$2 billion public fixed rate notes to help pre-fund future financing needs of the holding company.

Risk and balance sheet management (continued)

Balance sheet management: Liquidity and funding risk (continued)

Liquidity portfolio
The table below shows the composition of the Group’s liquidity portfolio (at estimated liquidity value). All assets within the liquidity portfolio are unencumbered.

	30 September 2012		30 June 2012		31 December 2011
	Quarterly average	Period end	Quarterly average	Period end	Quarterly average	Period end
	£m	£m	£m	£m	£m	£m

Cash and balances at central banks	72,734	72,563	87,114	71,890	89,377	69,932
Central and local government bonds
AAA rated governments and US agencies	21,612	19,776	20,163	26,315	30,421	29,632
AA- to AA+ rated governments (1)	9,727	7,393	10,739	14,449	5,056	14,102
governments rated below AA	549	647	609	519	1,011	955
local government	1,523	988	2,546	1,872	4,517	4,302
	33,411	28,804	34,057	43,155	41,005	48,991
Treasury bills	54	750	-	-	444	-

	106,199	102,117	121,171	115,045	130,826	118,923

Other assets (2)
AAA rated	10,365	8,827	22,505	10,712	25,083	25,202
below AAA rated and other high quality assets	33,738	35,667	13,789	30,244	11,400	11,205

	44,103	44,494	36,294	40,956	36,483	36,407

Total liquidity portfolio	150,302	146,611	157,465	156,001	167,309	155,330

Notes:
(1)	Includes US government guaranteed and US government sponsored agencies.
(2)	Includes assets eligible for discounting at central banks.

Key points
•	The liquidity portfolio decreased by £9.4 billion to £146.6 billion in the quarter and exceeded the short-term wholesale funding by 3 times (30 June 2012 - 2.5 times).

•
The proportion of the portfolio held in central and local government bonds decreased to circa 20% from circa 30% at 30 June 2012, following FSA consultation. Loans prepositioned with the central bank can also now be included within the liquidity buffer.

•	FLS related treasury bills of £750 million are included within the liquidity buffer.

Risk and balance sheet management (continued)

Balance sheet management: Liquidity and funding risk (continued)

Net stable funding ratio
The table below shows the composition of the Group’s net stable funding ratio (NSFR), which represents a non-GAAP measure as described on page 4, estimated by applying the Basel III guidance issued in December 2010. The Group’s NSFR will also continue to be refined over time in line with regulatory developments and related interpretations. It may also be calculated on a basis that may differ from other financial institutions.

	30 September 2012		30 June 2012		31 December 2011
		ASF (1)		ASF (1)		ASF (1)	Weighting
	£bn	£bn	£bn	£bn	£bn	£bn	%

Equity	74	74	75	75	76	76	100
Wholesale funding > 1 year	111	111	119	119	124	124	100
Wholesale funding < 1 year	77	-	94	-	134	-	-
Derivatives	462	-	481	-	524	-	-
Repurchase agreements	143	-	128	-	129	-	-
Deposits
- retail and SME - more stable	232	209	235	212	227	204	90
- retail and SME - less stable	32	26	29	23	31	25	80
- other	170	85	171	86	179	89	50
Other (2)	76	-	83	-	83	-	-

Total liabilities and equity	1,377	505	1,415	515	1,507	518

Cash	80	-	79	-	79	-	-
Inter-bank lending	38	-	39	-	44	-	-
Debt securities > 1 year
- governments AAA to AA-	71	4	70	4	77	4	5
- other eligible bonds	58	12	60	12	73	15	20
- other bonds	19	19	20	20	14	14	100
Debt securities < 1 year	30	-	38	-	45	-	-
Derivatives	468	-	486	-	530	-	-
Reverse repurchase agreements	98	-	98	-	101	-	-
Customer loans and advances > 1 year
- residential mortgages	148	96	146	95	145	94	65
- other	144	144	151	151	173	173	100
Customer loans and advances < 1 year
- retail loans	18	15	18	15	19	16	85
- other	132	66	140	70	137	69	50
Other (3)	73	73	70	70	70	70	100

Total assets	1,377	429	1,415	437	1,507	455
Undrawn commitments	221	11	228	11	240	12	5

Total assets and undrawn commitments	1,598	440	1,643	448	1,747	467

Net stable funding ratio		115%		115%		111%

Notes:
(1)	Available stable funding.
(2)	Deferred tax, insurance liabilities and other liabilities.
(3)	Prepayments, accrued income, deferred tax, settlement balances and other assets.

Key points
•	The NSFR remained unchanged at 115% at 30 September 2012 compared with the half year position, but improved by 400 basis points from the 2011 year end position.
•	In Q3 2012, reduced loan balances of £10 billion were largely offset by an £8 billion reduction in long-term funding.

Risk and balance sheet management (continued)

Risk management: Credit risk
Credit risk is the risk of financial loss due to the failure of a customer to meet its obligation to settle outstanding amounts. The quantum and nature of credit risk assumed across the Group’s different businesses vary considerably, while the overall credit risk outcome usually exhibits a high degree of correlation with the macroeconomic environment.

Financial assets
The table below analyses the Group’s financial asset exposures, both gross and net of offset arrangements.

	Gross exposure	IFRS offset (1)	Balance sheet value	Other offset (2)	Exposure post offset
30 September 2012	£m	£m	£m	£m	£m

Cash balances at central banks	80,122	-	80,122	-	80,122
Reverse repos	159,885	(61,950)	97,935	(18,537)	79,398
Lending	461,502	-	461,502	(39,186)	422,316
Debt securities	177,722	-	177,722	-	177,722
Equity shares	15,527	-	15,527	-	15,527
Derivatives	862,618	(394,447)	468,171	(434,406)	33,765
Settlement balances	21,760	(6,705)	15,055	(2,539)	12,516
Other financial assets	891	-	891	-	891

Total excluding disposal groups	1,780,027	(463,102)	1,316,925	(494,668)	822,257

Total including disposal groups	1,799,970	(463,102)	1,336,868	(494,668)	842,200
Short positions	(32,562)	-	(32,562)	-	(32,562)

Net of short positions	1,767,408	(463,102)	1,304,306	(494,668)	809,638

30 June 2012

Cash balances at central banks	78,647	-	78,647	-	78,647
Reverse repos	144,465	(46,564)	97,901	(13,212)	84,689
Lending	474,401	-	474,401	(41,151)	433,250
Debt securities	187,626	-	187,626	-	187,626
Equity shares	13,091	-	13,091	-	13,091
Derivatives	910,996	(424,564)	486,432	(445,980)	40,452
Settlement balances	21,644	(6,332)	15,312	(3,090)	12,222
Other financial assets	1,490	-	1,490	-	1,490

Total excluding disposal groups	1,832,360	(477,460)	1,354,900	(503,433)	851,467

Total including disposal groups	1,852,702	(477,460)	1,375,242	(503,433)	871,809
Short positions	(38,376)	-	(38,376)	-	(38,376)

Net of short positions	1,814,326	(477,460)	1,336,866	(503,433)	833,433

For the notes to this table refer to the following page.

Risk and balance sheet management (continued)

Risk management: Credit risk: Financial assets (continued)

	Gross exposure	IFRS offset (1)	Balance sheet value	Other offset (2)	Exposure post offset
31 December 2011	£m	£m	£m	£m	£m

Cash balances at central banks	79,269	-	79,269	-	79,269
Reverse repos	138,539	(37,605)	100,934	(15,246)	85,688
Lending	497,982	-	497,982	(41,129)	456,853
Debt securities	209,080	-	209,080	-	209,080
Equity shares	15,183	-	15,183	-	15,183
Derivatives	1,074,109	(544,491)	529,618	(478,848)	50,770
Settlement balances	9,130	(1,359)	7,771	(2,221)	5,550
Other financial assets	1,309	-	1,309	-	1,309

Total excluding disposal groups	2,024,601	(583,455)	1,441,146	(537,444)	903,702

Total including disposal groups	2,045,134	(583,455)	1,461,679	(537,444)	924,235
Short positions	(41,039)	-	(41,039)	-	(41,039)

Net of short positions	2,004,095	(583,455)	1,420,640	(537,444)	883,196

Notes:
(1)	Relates to offset arrangements that comply with IFRS criteria and to transactions cleared through and novated to central clearing houses, primarily London Clearing House.
(2)
This reflects the amounts by which the Group’s credit risk is reduced through arrangements such as master netting agreements and current account pooling. In addition, the Group holds collateral in respect of individual loans and advances. This collateral includes mortgages over property (both personal and commercial); charges over business assets such as plant, inventories and trade debtors; and guarantees of lending from parties other than the borrower. The Group also obtains collateral in the form of securities relating to reverse repo and derivative transactions.

Key points
•
Financial asset exposures post offset arrangements, excluding disposal groups, decreased by £81 billion compared with 31 December 2011 (Q3 2012 - £29 billion) to £822 billion, reflecting the Group’s focus on reducing its funded balance sheet, primarily in Non-Core and Markets.

•
Reductions in lending (year-to-date - £35 billion; Q3 2012 - £11 billion), debt securities (year-to-date - £31 billion; Q3 2012 - £10 billion), derivatives (year-to-date - £17 billion; Q3 2012 - £7 billion) and reverse repos (year-to-date - £6 billion; Q3 2012 - £5 billion) were partially offset by higher seasonal settlement balances (year-to-date - £7 billion).

•
Central and local government exposures decreased by £23 billion (Q3 2012 - £8 billion) principally in debt securities. This was driven by Markets continuing to de-risk and reduce its balance sheet, management of the Group Treasury liquidity portfolio as well as overall risk reductions in respect of eurozone exposures.

•	Exposures to financial institutions were £25 billion lower (Q3 2012 - £11 billion), across securities, loans and derivatives, also reflecting Markets balance sheet management.
•	Within lending:
○ UK Retail increased its lending to homeowners, principally in the first half of the year, including to first-time buyers, whilst unsecured lending balances fell.
○
UK Corporate reduced its Core commercial real estate lending by £2.4 billion (Q3 2012 - £0.6 billion), contributing to the decrease in Core property and construction exposure. The Core decrease was primarily offset by the transfer of £2 billion of social housing loans from Non-Core to Core in Q3 2012.

○
Non-Core continued to make significant progress on its balance sheet strategy and lending declined across the majority of sectors, principally property and construction, where commercial real estate lending decreased by £6.2 billion (Q3 2012 - £2.3 billion), reflecting repayments and sales.

Risk and balance sheet management (continued)

Risk management: Credit risk: Financial assets (continued)

Sector concentration
The table below analyses balance sheet financial assets by sector.

		Reverse repos	Lending			Securities		Derivatives	Other	Balance sheet value	Other offset	Exposure post offset
			Core	Non-Core	Total	Debt	Equity
	30 September 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

	Government (1)	417	8,716	1,452	10,168	107,686	-	6,188	1,728	126,187	(5,946)	120,241
Finance	- banks	34,026	38,017	447	38,464	11,304	1,899	356,371	80,122	522,186	(367,864)	154,322
	- other	63,119	41,031	3,087	44,118	53,120	2,640	84,862	13,896	261,755	(110,090)	151,665
Personal	- mortgages	-	140,332	3,270	143,602	-	-	-	-	143,602	(1)	143,601
	- unsecured	-	30,265	1,119	31,384	-	-	-	53	31,437	(17)	31,420
	Property and construction	-	45,283	32,455	77,738	954	614	4,694	-	84,000	(2,762)	81,238
	Manufacturing	318	21,108	2,580	23,688	919	1,693	2,230	59	28,907	(2,965)	25,942
	Finance leases (2)	-	8,808	4,645	13,453	40	2	44	2	13,541	-	13,541
	Retail, wholesale and repairs	-	20,346	1,752	22,098	442	1,654	989	-	25,183	(1,545)	23,638
	Transport and storage	-	14,536	3,970	18,506	495	271	3,822	-	23,094	(516)	22,578
	Health, education and leisure	29	12,917	1,002	13,919	284	479	756	-	15,467	(960)	14,507
	Hotels and restaurants	-	6,541	987	7,528	208	46	501	4	8,287	(229)	8,058
	Utilities	-	5,143	1,563	6,706	1,353	668	3,128	16	11,871	(1,020)	10,851
	Other	26	26,767	3,681	30,448	1,846	5,698	4,586	188	42,792	(753)	42,039

	Total gross of provisions	97,935	419,810	62,010	481,820	178,651	15,664	468,171	96,068	1,338,309	(494,668)	843,641
	Provisions	-	(9,203)	(11,115)	(20,318)	(929)	(137)	-	-	(21,384)	n/a	(21,384)

	Total excluding disposal groups	97,935	410,607	50,895	461,502	177,722	15,527	468,171	96,068	1,316,925	(494,668)	822,257
	Disposal groups	-	18,509	983	19,492	31	5	366	49	19,943	-	19,943

	Total including disposal groups	97,935	429,116	51,878	480,994	177,753	15,532	468,537	96,117	1,336,868	(494,668)	842,200

For the notes to this table refer to the following page.

Risk and balance sheet management (continued)

Risk management: Credit risk: Financial assets (continued)

Sector concentration (continued)

		Reverse repos	Lending			Securities		Derivatives	Other	Balance sheet value	Other offset	Exposure post offset
			Core	Non-Core	Total	Debt	Equity
	31 December 2011	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

	Government (1)	2,247	8,359	1,383	9,742	126,604	-	5,541	641	144,775	(1,098)	143,677
Finance	- banks	39,345	43,374	619	43,993	16,940	2,219	400,261	79,269	582,027	(407,457)	174,570
	- other	58,478	46,452	3,229	49,681	60,453	2,490	97,825	7,437	276,364	(119,717)	156,647
Personal	- mortgages	-	138,509	5,102	143,611	-	-	-	-	143,611	-	143,611
	- unsecured	-	31,067	1,556	32,623	-	-	-	52	32,675	(7)	32,668
	Property and construction	-	45,485	40,736	86,221	623	228	5,545	1	92,618	(2,413)	90,205
	Manufacturing	254	23,201	4,931	28,132	664	1,938	3,786	306	35,080	(2,214)	32,866
	Finance leases (2)	-	8,440	6,059	14,499	145	2	75	-	14,721	(16)	14,705
	Retail, wholesale and repairs	-	21,314	2,339	23,653	645	2,652	1,134	18	28,102	(1,671)	26,431
	Transport and storage	436	16,454	5,477	21,931	539	74	3,759	-	26,739	(241)	26,498
	Health, education and leisure	-	13,273	1,419	14,692	310	21	885	-	15,908	(973)	14,935
	Hotels and restaurants	-	7,143	1,161	8,304	116	5	671	-	9,096	(184)	8,912
	Utilities	-	6,543	1,849	8,392	1,530	554	3,708	30	14,214	(450)	13,764
	Other	174	28,374	4,017	32,391	2,899	5,141	6,428	595	47,628	(1,003)	46,625

	Total gross of provisions	100,934	437,988	79,877	517,865	211,468	15,324	529,618	88,349	1,463,558	(537,444)	926,114
	Provisions	-	(8,414)	(11,469)	(19,883)	(2,388)	(141)	-	-	(22,412)	n/a	(22,412)

	Total excluding disposal groups	100,934	429,574	68,408	497,982	209,080	15,183	529,618	88,349	1,441,146	(537,444)	903,702
	Disposal groups	-	18,677	815	19,492	-	5	439	597	20,533	-	20,533

	Total including disposal groups	100,934	448,251	69,223	517,474	209,080	15,188	530,057	88,946	1,461,679	(537,444)	924,235

Notes:
(1)	Comprises central and local government.
(2)	Includes instalment credit.

Risk and balance sheet management (continued)

Risk management: Credit risk: Financial assets (continued)

Debt securities
The table below analyses debt securities by issuer and IFRS measurement classifications.

	Central and local government			Banks	Other financial institutions	Corporate	Total	Of which ABS
	UK	US	Other
30 September 2012	£m	£m	£m	£m	£m	£m	£m	£m

Held-for-trading (HFT)	5,506	19,039	34,905	2,460	23,468	2,169	87,547	21,363
Designated as at fair value	1	-	127	85	709	8	930	580
Available-for-sale	11,453	19,787	16,858	8,508	24,963	2,995	84,564	32,086
Loans and receivables	10	-	-	251	3,980	440	4,681	3,988

Long positions	16,970	38,826	51,890	11,304	53,120	5,612	177,722	58,017

Of which US agencies	-	6,187	-	-	24,183	-	30,370	28,820

Short positions (HFT)	(830)	(11,233)	(15,156)	(1,590)	(1,591)	(1,032)	(31,432)	(86)

Available-for-sale
Gross unrealised gains	1,232	1,259	1,084	101	719	122	4,517	763
Gross unrealised losses	-	(1)	(38)	(702)	(1,295)	(16)	(2,052)	(1,989)

31 December 2011

Held-for-trading	9,004	19,636	36,928	3,400	23,160	2,948	95,076	20,816
Designated as at fair value	1	-	127	53	457	9	647	558
Available-for-sale	13,436	20,848	25,552	13,175	31,752	2,535	107,298	40,735
Loans and receivables	10	-	1	312	5,259	477	6,059	5,200

Long positions	22,451	40,484	62,608	16,940	60,628	5,969	209,080	67,309

Of which US agencies	-	4,896	-	-	25,924	-	30,820	28,558

Short positions (HFT)	(3,098)	(10,661)	(19,136)	(2,556)	(2,854)	(754)	(39,059)	(352)

Available-for-sale
Gross unrealised gains	1,428	1,311	1,180	52	913	94	4,978	1,001
Gross unrealised losses	-	-	(171)	(838)	(2,386)	(13)	(3,408)	(3,158)

Risk and balance sheet management (continued)

Risk management: Credit risk: Financial assets: Debt securities (continued)
The table below analyses available-for-sale debt securities and related reserves, gross of tax.

	30 September 2012				31 December 2011
	UK	US	Other (1)	Total	UK	US	Other (1)	Total
	£m	£m	£m	£m	£m	£m	£m	£m

Central and local government	11,453	19,787	16,858	48,098	13,436	20,848	25,552	59,836
Banks	1,001	417	7,090	8,508	1,391	376	11,408	13,175
Other financial institutions	2,709	11,906	10,348	24,963	3,100	17,453	11,199	31,752
Corporate	1,207	735	1,053	2,995	1,105	131	1,299	2,535

Total	16,370	32,845	35,349	84,564	19,032	38,808	49,458	107,298

Of which ABS	3,533	15,823	12,730	32,086	3,659	20,256	16,820	40,735

AFS reserves (gross)	886	810	(1,443)	253	845	486	(1,815)	(484)

Note:
(1)	Includes eurozone countries as detailed in the Country risk section of this report.

Key points
•
Debt securities decreased by £31.4 billion or 15% during the nine months ended 30 September 2012, £22.7 billion in available-for-sale (AFS) across the Group and £7.5 billion of held-for-trading (HFT) positions within Markets reflecting a combination of de-risking strategies and active balance sheet management.

•
HFT: The £7.5 billion decrease comprised £6.1 billion of central and local government, £0.9 billion of banks and £0.8 billion of corporate, partially offset by an increase of £0.3 billion of other financial institutions. A decrease in UK government bonds of £3.5 billion reflected maturities and disposals in line with Markets balance sheet management strategy. A reduction in other government bonds principally French, Italian, Swiss and Japanese, was partially offset by moves to those issued by Denmark, Germany and the Netherlands.

•
AFS: decreased by £22.7 billion, comprising £11.7 billion of central and local government, £6.8 billion of other financial institutions and £4.7 billion of banks, partially offset by an increase of £0.5 billion of corporate bonds. UK Government bonds fell by £2.0 billion primarily due to disposals. Disposals from the Group Treasury liquidity portfolio resulted in lower government bonds, primarily German and French (£5.6 billion). Japanese government bonds fell by £2.0 billion reflecting reduced collateral requirements following a change in clearing status from direct (self-clearing) to agency in H1 2012. Bank bonds decreased by £4.7 billion of which £2.0 billion related to sales of Spanish covered bonds by Group Treasury and lower positions in Australian and German securities reflected the close out of positions and maturities, respectively.

Risk and balance sheet management (continued)

Risk management: Credit risk: Financial assets: Debt securities (continued)
The table below analyses debt securities by issuer and external ratings. Ratings are based on the lowest of Standard and Poor’s, Moody’s and Fitch.

	Central and local government			Banks	Other financial institutions	Corporate	Total	Total %	Of which ABS
	UK	US	Other
30 September 2012	£m	£m	£m	£m	£m	£m	£m		£m

AAA	16,970	43	21,006	2,493	11,824	171	52,507	30	10,884
AA to AA+	-	38,760	8,671	1,330	28,394	658	77,813	44	32,843
A to AA-	-	22	16,069	2,975	3,266	1,957	24,289	14	3,136
BBB- to A-	-	-	5,398	3,833	4,600	1,450	15,281	8	7,389
Non-investment grade	-	-	742	350	3,301	762	5,155	3	2,858
Unrated	-	1	4	323	1,735	614	2,677	1	907

	16,970	38,826	51,890	11,304	53,120	5,612	177,722	100	58,017

31 December 2011

AAA	22,451	45	32,522	5,155	15,908	452	76,533	37	17,156
AA to AA+	-	40,435	2,000	2,497	30,403	639	75,974	36	33,615
A to AA-	-	1	24,966	6,387	4,979	1,746	38,079	18	6,331
BBB- to A-	-	-	2,194	2,287	2,916	1,446	8,843	4	4,480
Non-investment grade	-	-	924	575	5,042	1,275	7,816	4	4,492
Unrated	-	3	2	39	1,380	411	1,835	1	1,235

	22,451	40,484	62,608	16,940	60,628	5,969	209,080	100	67,309

Key points
•
AAA rated debt securities decreased as France and Austria were downgraded to AA+ in the first half of the year and also reflected the Group’s reduced holdings of UK government bonds. Additionally, certain Spanish covered bonds and the Dutch bond portfolio were downgraded during H1 2012.

•	The decrease in A to AA- debt securities related to further downgrades of Italy and Spain to BBB+ and BBB- respectively in H1 2012, along with a downgrade of selected bank ratings.

•	Non-investment grade and unrated debt securities accounted for 4% of the portfolio.

Risk and balance sheet management (continued)

Risk management: Credit risk (continued)

Problem debt management
The following tables analyse loans and advances to banks and customers (excluding reverse repos) and the related debt management measures and ratios by division.

Refer to pages 94 to 99 of the Group’s 2011 Form 20-F for policies, methodologies and approaches to problem debt management.

					Credit metrics
					REIL as a %
					of gross	Provisions	Year-to-date
	Gross loans to				loans to	as a %	Impairment	Amounts
	Banks	Customers	REIL	Provisions	customers	of REIL	charge	written-off
30 September 2012	£m	£m	£m	£m	%	%	£m	£m

UK Retail	862	105,370	4,074	2,342	3.9	57	436	472
UK Corporate	900	96,603	4,579	1,921	4.7	42	604	389
Wealth	1,810	17,016	243	99	1.4	41	30	11
International Banking	5,250	47,378	699	644	1.5	92	74	220
Ulster Bank	1,011	32,179	7,036	3,564	21.9	51	1,046	44
US Retail & Commercial	371	50,701	1,057	327	2.1	31	64	298

Retail & Commercial	10,204	349,247	17,688	8,897	5.1	50	2,254	1,434
Markets	22,542	29,523	393	306	1.3	78	12	23
Direct Line Group and other	5,271	3,023	-	-	-	-	-	-

Core	38,017	381,793	18,081	9,203	4.7	51	2,266	1,457
Non-Core	447	61,563	22,019	11,115	35.8	50	1,647	1,388

Group	38,464	443,356	40,100	20,318	9.0	51	3,913	2,845

Total including disposal groups	38,547	463,544	41,502	21,097	9.0	51	3,913	2,845

30 June 2012

UK Retail	854	105,559	4,115	2,376	3.9	58	295	299
UK Corporate	884	98,108	3,938	1,845	4.0	47	357	218
Wealth	1,747	16,985	229	99	1.3	43	22	3
International Banking	5,219	50,138	682	694	1.4	102	62	210
Ulster Bank	2,286	33,008	6,234	3,307	18.9	53	717	28
US Retail & Commercial	232	52,239	1,022	340	2.0	33	43	192

Retail & Commercial	11,222	356,037	16,220	8,661	4.6	53	1,496	950
Markets	23,614	30,398	345	283	1.1	82	19	41
Direct Line Group and other	4,316	1,055	-	-	-	-	-	-

Core	39,152	387,490	16,565	8,944	4.3	54	1,515	991
Non-Core	403	67,653	23,088	11,353	34.1	49	1,215	934

Group	39,555	455,143	39,653	20,297	8.7	51	2,730	1,925

Total including disposal groups	39,643	475,624	41,106	21,078	8.6	51	2,730	1,925

Risk and balance sheet management (continued)

Risk management: Credit risk: Problem debt management (continued)

					Credit metrics
					REIL as a %
					of gross	Provisions	Year-to-date
	Gross loans to				loans to	as a %	Impairment	Amounts
	Banks	Customers	REIL	Provisions	customers	of REIL	charge	written-off
31 December 2011	£m	£m	£m	£m	%	%	£m	£m

UK Retail	628	103,377	4,087	2,344	4.0	57	788	823
UK Corporate	806	98,563	3,988	1,623	4.0	41	790	658
Wealth	2,422	16,913	211	81	1.2	38	25	11
International Banking	3,411	57,728	1,632	851	2.8	52	168	125
Ulster Bank	2,079	34,052	5,523	2,749	16.2	50	1,384	124
US Retail & Commercial	208	51,562	1,007	455	2.0	45	248	373

Retail & Commercial	9,554	362,195	16,448	8,103	4.5	49	3,403	2,114
Markets	29,991	31,490	414	311	1.3	75	-	23
Direct Line Group and other	3,829	929	-	-	-	-	-	-

Core	43,374	394,614	16,862	8,414	4.3	50	3,403	2,137
Non-Core	619	79,258	23,983	11,469	30.3	48	3,838	2,390

Group	43,993	473,872	40,845	19,883	8.6	49	7,241	4,527

Total including disposal groups	44,080	494,068	42,394	20,674	8.6	49	7,241	4,527

Key points
•
Total REIL including disposal groups decreased by £0.9 billion to £41.5 billion compared with 31 December 2011 as improvements in International Banking and Non-Core were partially offset by a number of corporate defaults in UK Corporate and the ongoing elevated levels of default in Ulster Bank. In Q3 2012, UK Corporate defaults resulted in a £0.6 billion increase in REIL. REIL represented 9.0% of gross loans to customers (30 June 2012 and 31 December 2011 - 8.6%).

•
Provision coverage increased to 51% at 30 September 2012 and 30 June 2012 from 49% at 31 December 2011 and Core coverage increased slightly to 51%, but decreased in Q3 2012 reflecting low provision cases in Ulster Bank.

•
Annualised impairment charge for the nine months to 30 September 2012 represented 1.13% of loans and advances to customers, compared with 1.47% for the year ended 31 December 2011, primarily reflecting a reduction in Non-Core impairments, particularly relating to exposures originating in Ulster Bank.

•
The challenging economic backdrop continued to be reflected in Ulster Bank credit metrics with Core REIL increasing by £1.5 billion since 31 December 2011 (Q3 2012 - £0.8 billion), primarily within the mortgage and commercial real estate portfolio, to £7.0 billion and is now 21.9% of gross loans to customers. Impairments continue to outpace write-offs.

•
Non-Core REIL decreased by £2.0 billion or 8% (Q3 2012 - £1.1 billion or 5%) reflecting a mixture of repayments and write-offs within UK Corporate, Markets and International Banking corporate portfolios.

Risk and balance sheet management (continued)

Risk management: Credit risk: Problem debt management (continued)

Key points (continued)
•
Exposure to commercial real estate lending has decreased by £8.8 billion or 12% during 2012 (Q3 2012 - £3.3 billion or 5%) in line with the Group’s reduction strategy, while the REIL as a percentage of gross loans to customers has increased by 200 basis points from 31 December 2011 to 32.6%. Commercial real estate lending metrics were as follows:

	Total			Non-Core (1)
	30 September 2012	30 June 2012	31 December 2011	30 September 2012	30 June 2012	31 December 2011

Lending (gross)	£66.0bn	£69.3bn	£74.8bn	£28.0bn	£30.4bn	£34.3bn
Of which REIL	£21.5bn	£21.7bn	£22.9bn	£17.1bn	£18.1bn	£18.8bn
Provisions	£9.5bn	£9.4bn	£9.5bn	£8.1bn	£8.0bn	£8.2bn
REIL as a % of gross loans to customers	32.6%	31.3%	30.6%	61.2%	59.5%	54.8%
Provisions as a % of REIL	44%	43%	42%	47%	44%	44%

Note:
(1)	Excludes property related lending to customers in other sectors managed by Real Estate Finance.

Ulster Bank is a significant contributor to Non-Core commercial real estate lending. For further information refer to the section on Ulster Bank Group (Core and Non-Core).

Risk elements in lending (REIL)
REIL are stated without giving effect to any security held that could reduce the eventual loss should it occur or to any provisions marked. The table below details the movement in REIL excluding disposal groups.
	Impaired loans			Other loans (1)			REIL
	Core	Non- Core	Total	Core	Non- Core	Total	Core	Non- Core	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m

At 1 January 2012	15,306	23,441	38,747	1,556	542	2,098	16,862	23,983	40,845
Currency translation and other adjustments	(193)	(681)	(874)	9	(10)	(1)	(184)	(691)	(875)
Additions	5,296	4,015	9,311	2,617	390	3,007	7,913	4,405	12,318
Transfers	232	118	350	(289)	(67)	(356)	(57)	51	(6)
Disposals and restructurings	(656)	(786)	(1,442)	(131)	(7)	(138)	(787)	(793)	(1,580)
Repayments	(2,351)	(3,070)	(5,421)	(1,858)	(478)	(2,336)	(4,209)	(3,548)	(7,757)
Amounts written-off	(1,457)	(1,388)	(2,845)	-	-	-	(1,457)	(1,388)	(2,845)

At 30 September 2012	16,177	21,649	37,826	1,904	370	2,274	18,081	22,019	40,100

Note:
(1)
Accruing loans past due 90 days or more where an impairment event has taken place but no impairment provision has been recognised. This category is used for fully collateralised non-revolving credit facilities.

Risk and balance sheet management (continued)

Risk management: Credit risk: Problem debt management (continued)

Impairment provisions
The table below analyses impairment provisions in respect of loans and advances to banks and customers.
	30 September 2012			30 June 2012			31 December 2011
	Core	Non- Core	Total	Core	Non- Core	Total	Core	Non- Core	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m

Individually assessed	2,910	9,953	12,863	2,797	10,071	12,868	2,674	9,960	12,634
Collectively assessed	4,893	648	5,541	4,785	676	5,461	4,279	861	5,140
Latent loss	1,284	513	1,797	1,244	605	1,849	1,339	647	1,986

Loans and advances to customers	9,087	11,114	20,201	8,826	11,352	20,178	8,292	11,468	19,760
Loans and advances to banks	116	1	117	118	1	119	122	1	123

Total provisions	9,203	11,115	20,318	8,944	11,353	20,297	8,414	11,469	19,883

Provisions as a % of REIL	51%	50%	51%	54%	49%	51%	50%	48%	49%
Customer provisions as a % of customer loans (1)	2.5%	18.0%	4.5%	2.4%	16.7%	4.4%	2.2%	14.4%	4.2%

Note:
(1)	Includes disposal groups and excludes reverse repos.

Key points
•
Within Core, individually assessed provisions increased by £236 million in the year-to-date (Q3 2012 - £113 million), driven by UK Corporate and Ulster Bank corporate portfolios where individual impairment charges continue to outpace the level of write-offs. This has been partially offset by lower individual provisions within International Banking mainly as a result of a material write-off on a single counterparty in H1 2012.

•
The increase in the year-to-date Core collectively assessed provisions reflects further impairment charges taken within Ulster Bank’s mortgage portfolio, due to elevated levels of non-performing assets and increasing mortgage loss rate.

Risk and balance sheet management (continued)

Risk management: Credit risk (continued)

Ulster Bank Group (Core and Non-Core)

Overview
At 30 September 2012, Ulster Bank Group accounted for 10.1% (30 June 2012 and 31 December 2011 - 10.1%) of the Group’s total gross loans to customers and 8.4% (30 June 2012 - 8.5%; 31 December 2011 - 8.6%) of the Group’s Core gross loans to customers. The impairment charge for the first nine months of 2012 was £1,659 million (Q3 2012 - £493 million), mainly driven by the residential mortgage and commercial real estate portfolios. Increased unemployment, austerity measures and economic uncertainty have in general affected both residential and commercial mortgage affordability and reduced real estate lease rentals, which, together with limited liquidity, have depressed asset values and reduced consumer spending with a consequent downward impact on mortgage, property and SME lending. The impairment charge for the first nine months of 2011 was significantly higher at £3,148 million (Q3 2011 - £608 million), reflecting substantial deterioration in development land values during the first half of 2011.

Core
The impairment charge for the first nine months of 2012 was £1,046 million (Q3 2012 - £329 million), with the mortgage sector accounting for £511 million, 49% (Q3 2012 - £155 million, 47%). The impairment charge for the corresponding period in 2011 was £1,057 million (Q3 2011 - £327 million), with the mortgage sector accounting for £437 million, 41% (Q3 2011 - £126 million, 39%).

Non-Core
The impairment charge for the first nine months of 2012 was £613 million (Q3 2012 - £164 million). The commercial real estate sector accounted for £552 million, 90% (Q3 2012 - £154 million, 94%), within which the development segment accounted for £355 million, 64% (Q3 2012 - £93 million, 60%).

The impairment charge for the corresponding period in 2011 was £2,091 million (Q3 2011 - £281 million). The commercial real estate sector accounted for £1,933 million, 92% (Q3 2011 - £236 million, 84%), within which the development segment accounted for £1,475 million, 76% (Q3 2011 - £162 million, 69%).

Risk and balance sheet management (continued)

Risk management: Credit risk: Ulster Bank Group (Core and Non-Core) (continued)

				Credit metrics
	Gross loans	REIL	Provisions	REIL as a % of gross loans to customers	Provisions as a % of REIL	Provisions as a % of gross loans	Year-to-date
							Impairment charge	Amounts written-off
Sector analysis	£m	£m	£m	%	%	%	£m	£m

30 September 2012
Core
Mortgages	18,861	2,887	1,377	15.3	48	7.3	511	9
Commercial real estate
- investment	3,627	1,493	543	41.2	36	15.0	169	-
- development	739	345	173	46.7	50	23.4	38	2
Other corporate	7,624	2,109	1,282	27.7	61	16.8	292	8
Other lending	1,328	202	189	15.2	94	14.2	36	25

	32,179	7,036	3,564	21.9	51	11.1	1,046	44

Non-Core
Commercial real estate
- investment	3,490	2,804	1,374	80.3	49	39.4	197	3
- development	7,581	7,168	4,416	94.6	62	58.3	355	73
Other corporate	1,591	1,214	696	76.3	57	43.7	61	7

	12,662	11,186	6,486	88.3	58	51.2	613	83

Ulster Bank Group
Mortgages	18,861	2,887	1,377	15.3	48	7.3	511	9
Commercial real estate
- investment	7,117	4,297	1,917	60.4	45	26.9	366	3
- development	8,320	7,513	4,589	90.3	61	55.2	393	75
Other corporate	9,215	3,323	1,978	36.1	60	21.5	353	15
Other lending	1,328	202	189	15.2	94	14.2	36	25

	44,841	18,222	10,050	40.6	55	22.4	1,659	127

Risk and balance sheet management (continued)

Risk management: Credit risk: Ulster Bank Group (Core and Non-Core) (continued)

				Credit metrics			Year-to-date
	Gross loans	REIL	Provisions	REIL as a % of gross loans to customers	Provisions as a % of REIL	Provisions as a % of gross loans	Impairment charge	Amounts written-off
Sector analysis	£m	£m	£m	%	%	%	£m	£m

30 June 2012
Core
Mortgages	19,172	2,561	1,242	13.4	48	6.5	356	11
Commercial real estate
- investment	3,715	1,117	481	30.1	43	12.9	91	-
- development	762	335	164	44.0	49	21.5	24	-
Other corporate	7,908	2,010	1,226	25.4	61	15.5	217	2
Other lending	1,451	211	194	14.5	92	13.4	29	15

	33,008	6,234	3,307	18.9	53	10.0	717	28

Non-Core
Commercial real estate
- investment	3,698	2,929	1,430	79.2	49	38.7	136	3
- development	7,683	7,212	4,374	93.9	61	56.9	262	37
Other corporate	1,619	1,136	656	70.2	58	40.5	51	7

	13,000	11,277	6,460	86.7	57	49.7	449	47

Ulster Bank Group
Mortgages	19,172	2,561	1,242	13.4	48	6.5	356	11
Commercial real estate
- investment	7,413	4,046	1,911	54.6	47	25.8	227	3
- development	8,445	7,547	4,538	89.4	60	53.7	286	37
Other corporate	9,527	3,146	1,882	33.0	60	19.8	268	9
Other lending	1,451	211	194	14.5	92	13.4	29	15

	46,008	17,511	9,767	38.1	56	21.2	1,166	75

Risk and balance sheet management (continued)

Risk management: Credit risk: Ulster Bank Group (Core and Non-Core) (continued)

				Credit metrics
	Gross loans	REIL	Provisions	REIL as a % of gross loans to customers	Provisions as a % of REIL	Provisions as a % of gross loans	Full year
							Impairment charge	Amounts written-off
Sector analysis	£m	£m	£m	%	%	%	£m	£m

31 December 2011
Core
Mortgages	20,020	2,184	945	10.9	43	4.7	570	11
Commercial real estate
- investment	3,882	1,014	413	26.1	41	10.6	225	-
- development	881	290	145	32.9	50	16.5	99	16
Other corporate	7,736	1,834	1,062	23.7	58	13.7	434	72
Other lending	1,533	201	184	13.1	92	12.0	56	25

	34,052	5,523	2,749	16.2	50	8.1	1,384	124

Non-Core
Commercial real estate
- investment	3,860	2,916	1,364	75.5	47	35.3	609	1
- development	8,490	7,536	4,295	88.8	57	50.6	1,551	32
Other corporate	1,630	1,159	642	71.1	55	39.4	173	16

	13,980	11,611	6,301	83.1	54	45.1	2,333	49

Ulster Bank Group
Mortgages	20,020	2,184	945	10.9	43	4.7	570	11
Commercial real estate
- investment	7,742	3,930	1,777	50.8	45	23.0	834	1
- development	9,371	7,826	4,440	83.5	57	47.4	1,650	48
Other corporate	9,366	2,993	1,704	32.0	57	18.2	607	88
Other lending	1,533	201	184	13.1	92	12.0	56	25

	48,032	17,134	9,050	35.7	53	18.8	3,717	173

Risk and balance sheet management (continued)

Risk management: Credit risk: Ulster Bank Group (Core and Non-Core) (continued)

Key points
•
Core REIL increased by £1,513 million or 27% to £7,036 million year-to-date at 30 September 2012 (Q3 2012 - £802 million or 13%) of which mortgages accounted for £703 million (Q3 2012 - £326 million) as a result of an increase in arrears.

•
Core mortgage REIL as a percentage of gross mortgages was 15.3% at 30 September 2012 compared with 13.4% at 30 June 2012 and 10.9% at 31 December 2011, the trend reflecting continuing deterioration of macroeconomic factors. The number of properties repossessed in the first nine months of 2012 was 102 (Q3 2012 - 17), compared with 134 in the same period in 2011 (Q3 2011 - 36).

•
Year-to-date, commercial real estate accounted for £534 million or 35% of the increase in total Core REIL (Q3 2012 - £386 million, 48%). The movement in the quarter was driven by a small number of restructuring arrangements for higher value real estate customers.

•
The provision coverage ratio for total Core corporate portfolio increased during H1 2012 (from 51.6% at 31 December 2011 to 54.0%), reflecting additional impairment charges on the defaulted book due to further deterioration in collateral values. It then decreased to 50.6% in Q3 2012, mainly driven by three material newly defaulted customers with lower provision requirements (accounting for £294 million or 60% of the Q3 2012 increase in Core corporate REIL).

•	At 30 September 2012 £2.1 billion (30 June 2012 - £1.9 billion; 31 December 2011 - £1.8 billion) of the mortgage book was on a forbearance arrangement.

•
Non-Core REIL decreased by £425 million or 4% year-to-date to £11,186 million at 30 September 2012, reflecting lower defaults as well as recoveries and write-offs. At 30 September 2012, 61% (30 June 2012 - 64%; 31 December 2011 - 68%) of REIL was in Non-Core, of which the commercial real estate development portfolio accounted for 64%, broadly unchanged from the positions at 30 June 2012 and 31 December 2011.

Risk and balance sheet management (continued)

Risk management: Credit risk: Ulster Bank Group (Core and Non-Core) (continued)

Commercial real estate
The commercial real estate lending portfolio for Ulster Bank (Core and Non-Core) totalled £15.4 billion at 30 September 2012, of which £11.1 billion or 72% was in Non-Core. The geographic split of the total Ulster Bank Group commercial real estate portfolio remained similar to 31 December 2011, with 62.2% in the Republic of Ireland, 26.4% in Northern Ireland, 11.3% in the UK (excluding Northern Ireland) and 0.1% in Western Europe.
	Investment		Development
	Commercial	Residential	Commercial	Residential	Total
Exposure by geography	£m	£m	£m	£m	£m

30 September 2012
Ireland (ROI and NI)	4,717	1,015	2,272	5,666	13,670
UK (excluding NI)	1,280	91	81	287	1,739
RoW	13	1	5	9	28

	6,010	1,107	2,358	5,962	15,437

30 June 2012

Ireland (ROI and NI)	4,939	1,077	2,315	5,719	14,050
UK (excluding NI)	1,287	96	91	304	1,778
RoW	14	-	5	11	30

	6,240	1,173	2,411	6,034	15,858

31 December 2011

Ireland (ROI and NI)	5,097	1,132	2,591	6,317	15,137
UK (excluding NI)	1,371	111	95	336	1,913
RoW	27	4	-	32	63

	6,495	1,247	2,686	6,685	17,113
Key points
•
Commercial real estate remains the primary sector contributing to the Ulster Bank Group defaulted loan book. A further modest reduction in exposure to the sector was seen during the quarter, partly reflecting foreign exchange rate movements and continuing the Group’s strategy to reduce concentration risk.

•
The outlook for the property sector remains challenging. While there may be some signs of stabilisation in main urban centres, the outlook continues to be negative for secondary locations on the island of Ireland.

•
A small number of additional larger exposures defaulted and were subject to restructuring during the third quarter. In particular, three customers with low provision coverage accounted for £294 million (60%) of the increase in Core corporate REIL in the third quarter.

•
During the third quarter, Ulster Bank experienced further migration of commercial real estate exposures to its problem management framework, where various measures may be agreed to assist customers whose loans are performing but who are experiencing temporary financial difficulties. During the first nine months of 2012, performing loans of £55 million (each having exposures greater than £10 million) benefited from such measures.

•
During the first nine months of 2012, impaired loans of £628 million with provisions of £181 million (for exposures greater than £10 million) were restructured and remained in the non-performing book at 30 September 2012.

Risk and balance sheet management (continued)

Market risk
Market risk arises from changes in interest rates, foreign currency, credit spreads, equity prices and risk related factors such as market volatilities. The Group manages market risk centrally within its trading and non-trading portfolios through a comprehensive market risk management framework. This control framework includes qualitative and quantitative guidance in the form of comprehensive policy statements, dealing authorities, limits based on, but not limited to, value-at-risk (VaR), stress testing, and sensitivity analyses.

For a description of the Group’s basis of measurement and methodologies, refer to pages 187 to 189 of the Group’s 2011 Form 20-F.

CRD III capital charges
Following the implementation of CRD III in 2011, the Group is required to calculate: (i) Stressed VaR (SVaR) - an additional capital charge based on a stressed calibration of the VaR model; (ii) an Incremental Risk Charge (IRC) to capture the default and migration risk for credit risk positions in the trading book; and (iii) an All Price Risk (APR) measure for correlation trading positions, subject to a capital floor that is based on standardised securitisation charges. The capital charges associated with these models are shown in the table below:

	30 September 2012	31 December 2011
	£m	£m

Stressed VaR	1,407	1,682
Incremental Risk Charge	519	469
All Price Risk	34	297

Key points
•
The decrease in SVaR and APR over the first nine months of 2012 was primarily due to the restructuring of certain trades in Non-Core. General de-risking in sovereign and agency positions in Markets also contributed to the decrease.

•	The increase in IRC due to the implementation of a new IRC model at the end of Q2 2012 was partially offset by the general de-risking.

Risk and balance sheet management (continued)

Market risk (continued)

Daily distribution of Markets trading revenues
The graph below shows trading revenues for Markets for the nine months ended 30 September 2012 and the corresponding period in 2011.

Note:
(1)	The effect of any month end adjustments, not attributable to a specific daily market move, is spread evenly over the trading days in that specific month.

Key points
•
The average daily revenue earned by Markets trading activities in the first nine months of 2012 was £18 million, compared with £20 million in the corresponding period in 2011. The standard deviation of the daily revenues decreased from £20 million to £14 million.

•
The number of days with negative revenue decreased to 18 from 27. During Q3 2011 the credit environment deteriorated rapidly causing credit spreads to widen following a heightened period of uncertainty in the eurozone.

•
The most frequent daily revenue was between £15 million and £20 million, which occurred 32 times. In the prior period, the most frequent daily revenue was between £25 million and £30 million, which occurred 24 times.

Risk and balance sheet management (continued)

Market risk (continued)
Counterparty Exposure Management (CEM) manages the over-the-counter derivative counterparty credit and funding risk on behalf of Markets, by actively controlling risk concentrations and reducing unwanted risk exposures. The hedging transactions that CEM enters into are booked in the trading book and therefore contribute to the market risk VaR exposure of the Group. The counterparty exposures themselves are not captured in VaR for regulatory capital. In the interest of transparency and to more properly represent the exposure, CEM exposure and total VaR excluding CEM are disclosed separately.

The table below details VaR for the Group’s trading portfolios, analysed by type of market risk exposure, and between Core, Non-Core, CEM and the Group’s total trading VaR excluding CEM.

	Nine months ended								31 December 2011
	30 September 2012				30 September 2011
	Average	Period end	Maximum	Minimum	Average	Period end	Maximum	Minimum	Period end
Trading VaR	£m	£m	£m	£m	£m	£m	£m	£m	£m

Interest rate	63.7	44.8	95.7	43.6	50.3	73.0	79.2	27.5	68.1
Credit spread	69.4	67.2	94.9	44.9	87.4	69.8	151.1	47.4	74.3
Currency	11.4	8.9	21.3	5.3	10.1	6.5	18.0	5.2	16.2
Equity	6.3	8.2	12.5	3.3	9.8	7.7	17.3	4.6	8.0
Commodity	1.9	2.7	6.0	0.9	0.4	3.6	3.6	-	2.3
Diversification (1)		(40.8)				(54.3)			(52.3)

Total	99.0	91.0	137.0	66.5	104.1	106.3	181.3	59.7	116.6

Core	74.2	69.4	118.0	47.4	75.3	83.1	133.9	41.7	89.1
Non-Core	32.3	26.5	41.9	22.1	74.2	38.7	128.6	33.2	34.6

CEM	77.7	74.3	84.2	73.3	44.1	54.1	58.2	30.3	75.8

Total (excluding CEM)	46.4	46.6	76.4	32.2	82.6	66.6	150.0	43.1	49.7

Note:
(1)
The Group benefits from diversification, which reflects the risk reduction achieved by allocating investments across various financial instrument types, currencies and markets. The extent of diversification benefit depends on the correlation between the assets and risk factors in the portfolio at a particular time.

Key points
•
The Group’s average and maximum credit spread VaR for the first nine months of 2012 were lower than for the corresponding period of 2011. This reflected the credit spread volatility experienced during the 2008 financial crisis dropping out of the time series window, combined with a reduction in the asset-backed securities trading inventory in Core and the restructuring of some monoline hedges relating to the Non-Core banking book.

•
Towards the end of September 2012, the credit spread VaR increased, driven by credit spreads widening on the back of a deterioration in eurozone sentiment and by an increase in bought protection on credit indices. This caused both the Group’s period end total and credit spread VaR to increase in the third quarter of 2012, compared with the first half of the year.

•
The period end interest rate VaR for the first nine months of 2012 was lower than that for the same period in 2011, largely driven by position reductions. However, the average interest rate VaR was higher, due to pre-hedging and positioning ahead of government bond auctions.

•
Since late 2011, CEM started to centrally manage the funding risk on over-the-counter derivative contracts. The CEM trading VaR was considerably higher in the first nine months of 2012 than in the same period in 2011, primarily due to the transfer of funding risk management from individual desks to CEM.

Risk and balance sheet management (continued)

Market risk (continued)
The table below details VaR for the Group’s non-trading portfolio, excluding the structured credit portfolio and loans and receivables.

	Nine months ended								31 December 2011
	30 September 2012				30 September 2011
	Average	Period end	Maximum	Minimum	Average	Period end	Maximum	Minimum	Period end
Non-trading VaR	£m	£m	£m	£m	£m	£m	£m	£m	£m

Interest rate	7.6	5.5	10.7	5.3	8.6	10.3	11.1	5.7	9.9
Credit spread	11.1	8.6	15.4	7.3	19.6	14.8	39.3	14.1	13.6
Currency	3.4	1.5	4.5	1.3	1.8	4.1	5.9	0.1	4.0
Equity	1.7	1.7	1.9	1.6	2.2	1.8	3.1	1.6	1.9
Diversification (1)		(8.0)				(13.5)			(13.6)

Total	12.6	9.3	18.3	8.6	20.9	17.5	41.6	13.4	15.8

Core	12.4	9.2	19.0	8.3	20.4	18.6	38.9	13.5	15.1
Non-Core	2.1	3.6	3.6	1.6	3.4	3.7	4.3	2.2	2.5

CEM	1.0	1.0	1.1	0.9	0.3	0.4	0.4	0.3	0.9

Total (excluding CEM)	12.4	9.3	17.8	8.2	20.9	17.5	41.4	13.7	15.5

Note:
(1)
The Group benefits from diversification, which reflects the risk reduction achieved by allocating investments across various financial instrument types, currencies and markets. The extent of diversification benefit depends on the correlation between the assets and risk factors in the portfolio at a particular time.

Key points
•
The average and period end total and credit spread VaR were considerably lower for the first nine months of 2012, due to reduced volatility in the market data time series, position reductions and a decrease in the size of the collateral portfolio. The reduction in collateral was driven by the restructuring of certain Dutch residential mortgage-backed securities during H1 2012 permitting their eligibility as European Central Bank collateral. This allowed the disposal during the first nine months of 2012 of additional collateral purchased during the corresponding period in 2011.

•	The Non-Core period end VaR was higher at 30 September 2012 than at 31 December 2011, due to improvements in the time series mapping on certain Australian bonds and the purchase of additional hedges.

Risk and balance sheet management (continued)

Market risk (continued)

Structured Credit Portfolio
The Structured Credit Portfolio is within Non-Core. The risk in this portfolio is not measured or disclosed using VaR, as the Group believes this is not an appropriate tool for the banking book portfolio, which comprises illiquid debt securities. These assets are reported on a drawn notional and fair value basis, and managed on a third party asset and risk-weighted assets basis. The table below shows the open market risk in the structured credit portfolio.

	Drawn notional					Fair value
	CDOs	CLOs	MBS	Other ABS	Total	CDOs	CLOs	MBS	Other ABS	Total
30 September 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

1-2 years	-	-	-	128	128	-	-	-	120	120
2-3 years	-	-	6	28	34	-	-	5	27	32
3-4 years	-	-	-	45	45	-	-	-	43	43
4-5 years	-	-	161	218	379	-	-	136	198	334
5-10 years	-	298	110	-	408	-	278	53	-	331
>10 years	317	313	436	553	1,619	127	285	267	314	993

	317	611	713	972	2,613	127	563	461	702	1,853

31 December 2011

1-2 years	-	-	-	27	27	-	-	-	22	22
2-3 years	-	-	10	196	206	-	-	9	182	191
4-5 years	-	37	37	95	169	-	34	30	88	152
5-10 years	32	503	270	268	1,073	30	455	184	229	898
>10 years	2,180	442	464	593	3,679	766	371	291	347	1,775

	2,212	982	781	1,179	5,154	796	860	514	868	3,038

Key point
•
The Structured Credit Portfolio drawn notional and fair values declined across all asset classes from 31 December 2011 to 30 September 2012. Key drivers were: (i) during H1 2012, the liquidation of legacy trust preferred securities and commercial real estate CDOs and subsequent sale of the underlying assets, and (ii) during Q3 2012, the sale of underlying assets from CDO collateral pools and legacy conduits.

Risk and balance sheet management (continued)

Risk management: Country risk

Introduction
Country risk is the risk of material losses arising from significant country-specific events such as sovereign events (default or restructuring); economic events (contagion of sovereign default to other parts of the economy, cyclical economic shock); political events (transfer or convertibility restrictions, expropriation or nationalisation); and natural disaster or conflict. Such events have the potential to affect elements of the Group’s credit portfolio that are directly or indirectly linked to the country in question and can also give rise to market, liquidity, operational and franchise risk related losses.

The global picture remains mixed, with advanced economies, particularly in Europe, overall much weaker than emerging markets. The economic outlook in Asia is weakening but remains comparatively positive. Although the US and Japanese central banks have both announced additional asset purchases to counteract economic weakness, market confidence will remain primarily influenced by developments in eurozone crisis management and a resolution of the US fiscal deadlock. The Latin American outlook remains positive despite rising external risks.

Markets continue to benefit from the European Central Bank’s Outright Monetary Transactions (OMT) announcement and the European Stability Mechanism (ESM) approval by the German Constitutional Court, but disagreements over the next steps to eurozone integration highlight the length of the road ahead. Overall, the Group still sees a gradual resolution of the crisis as the most likely outcome. In the short-term, a clearer roadmap towards a joint banking regulator is needed, a prerequisite for the ESM being able to lend to banks directly. Direct lending by the ESM to banks would sever the interconnection between sovereigns and their banks.

The risk that one or more of the weaker eurozone member states will default on its external debts and/or exit the eurozone is a particular concern. It carries with it the potential for broader economic contagion and even a complete break-up or restructuring of the eurozone. The potential for such events gives rise to redenomination risk, the risk that losses may occur when a country converts its currency and then suffers a sharp devaluation, in addition to other risks.

The Group’s overall exposure to redenomination risk is difficult to predict with certainty, but the key driving factors are: the scope and reach of the new legislation introduced by an exiting country; the currency of exposures; the form and nature of the documentation, collateral and guarantees related to the exposures; and whether there are offsetting liabilities that would be redenominated at the same time. For the purposes of estimating funding mismatches at risk of redenomination (see below), the Group assumes that non-euro exposures, and certain facilities documented under international law, are unlikely to be affected by a redenomination event.

The Group believes that the balances reported in this section represent a realistic, if conservative, view of its asset exposure to redenomination risk and related risks. Assets that are not denominated in euros, and facilities that are guaranteed or documented under international law, are expected to have protection from redenomination, and analysis shows the Group’s actual exposure purely to redenomination risk is lower. However, a redenomination event would be accompanied by increased credit risk, for two reasons. First, capital controls would likely be introduced in the affected country, resulting in any non-redenominated assets, including non-euro assets, potentially becoming harder to service. Second, a sharp devaluation could imply payment difficulties for counterparties with large debts denominated in foreign currency.

Risk and balance sheet management (continued)

Risk management: Country risk: Introduction (continued)
The Group's focus continues to be on reducing its asset exposures and funding mismatches in the eurozone periphery countries. At 30 September 2012, total asset exposures to these countries were 6% lower than at 30 June 2012. Estimated funding mismatches were approximately £2 billion lower in Ireland, at £10 billion, and approximately £1 billion lower in Spain, at £6 billion. The mismatch positions in Portugal and Greece were modest. In Italy there were surplus liabilities of approximately £1 billion. Since the end of the third quarter, the Group has put in place more than £3 billion of repo facilities, further reducing the Spanish funding mismatch.

For further details of the Group’s approach to country risk management, refer to pages 166 to 168 of the Group’s 2011 Form 20-F .

The tables that follow show the Group’s exposures by country of incorporation of the counterparty at 30 September 2012. Countries shown are those where the Group’s balance sheet exposure (as defined in this section) to counterparties incorporated in the country exceeded £1 billion and the country had an external rating of A+ or below from Standard and Poor’s, Moody’s or Fitch at 30 September 2012, as well as certain eurozone countries. The numbers are stated before taking into account mitigants, such as collateral (with the exception of repos), insurance or guarantees, which may have been taken to reduce or eliminate exposure to country risk events. Exposures relating to ocean-going vessels are not included due to their multinational nature.

Definitions of headings in the following tables:

Lending - comprises gross loans and advances to: central and local government; central banks, including cash balances; other banks and financial institutions, incorporating overdraft and other short-term facilities; corporates, in large part loans and leases; and individuals, comprising mortgages, personal loans and credit card balances. Lending includes impaired loans and loans where an impairment event has taken place but no impairment provision is recognised.

Debt securities - comprise securities classified as available-for-sale (AFS), loans and receivables (LAR), held-for-trading (HFT) and designated as at fair value through profit or loss (DFV). All debt securities other than LAR securities are carried at fair value. LAR debt securities are carried at amortised cost less impairment. HFT debt securities are presented as gross long positions (including DFV securities) and short positions per country. Impairment losses and exchange differences relating to AFS debt securities, together with interest are recognised in the income statement; other changes in the fair value of AFS securities are reported within AFS reserves, which are presented gross of tax.

Risk and balance sheet management (continued)

Risk management: Country risk: Introduction (continued)
Derivatives (net) - comprise the mark-to-market (mtm) value of such contracts after the effect of legally enforceable netting agreements but before the effect of collateral. In the event of counterparty default, this is the net amount due to the Group from the counterparty. Counterparty netting is applied within the regulatory capital model used.

Repos (net) - comprises the mtm value of repo and reverse repo contracts after the effect of legally enforceable netting agreements and collateral. Counterparty netting is applied within the regulatory capital model used.

Balance sheet - comprises lending, debt securities, derivatives (net) and repo (net) exposures, as defined above. In addition, for eurozone periphery countries, derivatives and repos gross of netting referred to above are disclosed.

Off-balance sheet - comprises contingent liabilities, including guarantees, and committed undrawn facilities.

Credit default swaps (CDSs) - under a CDS contract, the credit risk on the reference entity is transferred from the buyer to the seller. The fair value, or mtm value, represents the balance sheet carrying value. The mtm value of CDSs is included within derivatives against the counterparty of the trade, as opposed to the reference entity. The notional is the par value of the credit protection bought or sold and is included against the reference entity of the CDS contract.

The column CDS notional less fair value represents the instantaneous increase in exposure arising from sold positions netted against the decrease arising from bought positions should the CDS contract be triggered by a credit event and assuming there is a zero recovery rate. For a sold position, the change in exposure equals the notional less fair value amount and represents the amount the Group would owe its CDS counterparties. Positive recovery rates would tend to reduce the gross components (increases and decreases) of those numbers.

Government - comprises central and local government.

Asset quality (AQ) - for the probability of default range relating to each internal asset quality band, refer to page 103 of the Group’s 2011 Form 20-F.

Eurozone periphery - comprises Ireland, Spain, Italy, Portugal, Greece and Cyprus.

Other eurozone - comprises Austria, Estonia, Finland, Malta, Slovakia and Slovenia.

Risk and balance sheet management (continued)

Risk management: Country risk: Summary

	30 September 2012
	Lending								Debt securities			Balance sheet	Off- balance sheet	Total	CDS notional less fair value
	Government	Central banks	Other banks	Other financial institutions	Corporate	Personal	Total lending	Of which Non-Core		Net
										Derivatives	Repos
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Eurozone
Ireland	40	504	97	528	17,657	17,584	36,410	9,499	685	1,772	563	39,430	3,112	42,542	(172)
Spain	-	-	195	74	4,517	333	5,119	2,903	4,441	1,756	-	11,316	1,637	12,953	(309)
Italy	12	21	47	215	1,571	23	1,889	926	118	2,241	-	4,248	2,573	6,821	(202)
Portugal	-	-	1	-	403	6	410	246	187	511	-	1,108	184	1,292	(87)
Greece	-	2	-	29	156	11	198	71	15	359	-	572	27	599	(10)
Cyprus	-	-	-	38	238	14	290	123	3	55	-	348	19	367	-

Eurozone periphery	52	527	340	884	24,542	17,971	44,316	13,768	5,449	6,694	563	57,022	7,552	64,574	(780)

Germany	-	25,024	866	1,232	4,880	155	32,157	3,942	14,554	9,542	771	57,024	7,855	64,879	(1,941)
Netherlands	2	2,728	598	1,587	4,630	25	9,570	2,288	9,343	9,184	707	28,804	11,559	40,363	(1,406)
France	488	-	2,477	166	2,775	71	5,977	1,842	5,170	7,650	429	19,226	8,826	28,052	(2,196)
Belgium	-	31	192	227	378	22	850	344	1,578	3,462	9	5,899	1,500	7,399	(120)
Luxembourg	-	15	14	589	1,750	4	2,372	995	284	1,589	362	4,607	1,693	6,300	(412)
Other	116	-	15	91	993	14	1,229	152	960	1,885	16	4,090	1,268	5,358	(271)

Total eurozone	658	28,325	4,502	4,776	39,948	18,262	96,471	23,331	37,338	40,006	2,857	176,672	40,253	216,925	(7,126)

Other

Japan	-	533	592	215	370	12	1,722	145	9,078	1,839	213	12,852	655	13,507	(74)
India	-	110	795	36	2,781	107	3,829	202	1,232	87	-	5,148	1,278	6,426	(71)
South Korea	-	36	884	62	535	1	1,518	2	725	183	148	2,574	799	3,373	(81)
China	5	141	797	63	521	31	1,558	39	386	362	208	2,514	1,291	3,805	46
Turkey	129	150	84	106	989	12	1,470	287	302	99	-	1,871	549	2,420	(46)
Brazil	-	-	889	-	138	3	1,030	59	743	33	1	1,807	248	2,055	429
Russia	-	42	685	3	493	54	1,277	159	193	18	-	1,488	659	2,147	(363)
Romania	21	65	7	3	369	336	801	801	228	6	-	1,035	83	1,118	(10)

Risk and balance sheet management (continued)

Risk management: Country risk: Summary (continued)

	31 December 2011
	Lending								Debt securities			Balance sheet	Off-balance sheet	Total	CDS notional less fair value
	Government	Central banks	Other banks	Other financial institutions	Corporate	Personal	Total lending	Of which Non-Core		Net
										Derivatives	Repos
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Eurozone
Ireland	45	1,467	136	333	18,994	18,858	39,833	10,156	886	2,273	551	43,543	2,928	46,471	53
Spain	9	3	130	154	5,775	362	6,433	3,735	6,155	2,391	2	14,981	2,630	17,611	(1,013)
Italy	-	73	233	299	2,444	23	3,072	1,155	1,258	2,314	-	6,644	3,150	9,794	(452)
Portugal	-	-	10	-	495	5	510	341	113	519	-	1,142	268	1,410	55
Greece	7	6	-	31	427	14	485	94	409	355	-	1,249	52	1,301	1
Cyprus	-	-	-	38	250	14	302	133	2	56	-	360	68	428	-

Eurozone periphery	61	1,549	509	855	28,385	19,276	50,635	15,614	8,823	7,908	553	67,919	9,096	77,015	(1,356)

Germany	-	18,068	653	305	6,608	155	25,789	5,402	15,767	10,169	166	51,891	7,527	59,418	(2,401)
Netherlands	8	7,654	623	1,557	4,827	20	14,689	2,498	9,893	10,010	275	34,867	13,561	48,428	(1,295)
France	481	3	1,273	282	3,761	79	5,879	2,317	7,794	8,701	345	22,719	10,217	32,936	(2,846)
Belgium	-	8	287	354	588	20	1,257	480	652	2,959	51	4,919	1,359	6,278	(99)
Luxembourg	-	-	101	925	2,228	2	3,256	1,497	130	2,884	805	7,075	2,007	9,082	(404)
Other	121	-	28	77	1,125	12	1,363	191	708	1,894	-	3,965	1,297	5,262	(25)

Total eurozone	671	27,282	3,474	4,355	47,522	19,564	102,868	27,999	43,767	44,525	2,195	193,355	45,064	238,419	(8,426)

Other

Japan	-	2,085	688	96	433	26	3,328	338	12,456	2,443	191	18,418	452	18,870	(365)
India	-	275	610	35	2,949	127	3,996	350	1,530	218	-	5,744	1,280	7,024	(105)
South Korea	-	5	812	2	576	1	1,396	3	845	251	153	2,645	627	3,272	(22)
China	9	178	1,237	16	654	30	2,124	50	597	410	3	3,134	1,559	4,693	(62)
Turkey	215	193	252	66	1,072	16	1,814	423	361	94	-	2,269	437	2,706	10
Brazil	-	-	936	-	227	4	1,167	70	790	24	-	1,981	319	2,300	164
Russia	-	36	970	8	659	62	1,735	76	186	47	-	1,968	356	2,324	(343)
Romania	66	145	30	8	413	392	1,054	1,054	220	6	-	1,280	160	1,440	8

Risk and balance sheet management (continued)

Risk management: Country risk: Summary (continued)
Reported exposures are affected by currency movements. During the first nine months of 2012, sterling appreciated 4.3% against the US dollar and 5.0% against the euro. During the third quarter, sterling appreciated 2.9% against the US dollar and 1.4% against the euro.

Key points
•
Balance sheet and off-balance sheet exposures to nearly all countries shown in the table declined during the first nine months of 2012, as the Group maintained a cautious stance and many clients reduced debt levels. The reductions were seen in all broad product categories and in all client groups. Non-Core lending exposure declined as the strategy for disposal progressed, particularly in Germany, Spain and Ireland.

•
Total eurozone - balance sheet exposure declined by £16.7 billion or 9% during the first nine months of 2012 to £176.7 billion, with reductions seen primarily in periphery countries but also in the Netherlands, France and Luxembourg. This reflected exchange rate movements, sales of Greek, Spanish and Portuguese AFS bonds, write-offs, active exposure management and debt reduction efforts by bank clients.

•
Eurozone periphery - balance sheet exposure decreased in all countries to a combined £57.0 billion, a reduction of £10.9 billion or 16%, caused in part by reductions in AFS bonds. Most of the Group’s exposure arises from the activities of Markets, International Banking, Group Treasury and Ulster Bank (with respect to Ireland). Group Treasury has a portfolio of Spanish bank and financial institution securities. International Banking provides trade finance facilities to clients across Europe, including the eurozone periphery. Balance sheet exposure to Cyprus amounted to £0.3 billion at 30 September 2012, comprising mainly lending exposure to special purpose vehicles incorporated in Cyprus.

•	Germany and the Netherlands
○
The Group holds significant short-term surplus liquidity with central banks given credit risk and capital considerations and limited alternative investment opportunities. This exposure also fluctuates as part of the Group’s asset and liability management. In Q3 2012 the Group transferred part of its euro payments activity from the RBS N.V. account with the Dutch central bank to the RBS plc account with the Bundesbank, as part of strategic plans to migrate most of the RBS N.V. balance sheet, activities and exposures to RBS plc.

○
Net long HFT positions in German bonds in Markets increased during the first nine months of 2012, driven by market opportunities. Concurrently, German AFS bond positions in Group Treasury were reduced in the first half of the year in line with internal liquidity management strategies.

	○	Lending to German corporate clients fell by £1.7 billion, driven by reductions in the transport, commercial real estate, electricity and media sectors.
	○	Non-Core lending exposure in Germany was £3.9 billion at 30 September 2012, down £1.5 billion since 31 December 2011. Most of the lending was in the property (54%) and transport (22%) sectors.
○
Non-Core lending exposure in the Netherlands was £2.3 billion at 30 September 2012, down £0.2 billion since 31 December 2011. Most of the lending was in the commercial real estate (51%) and securitisations (18%) sectors.

Risk and balance sheet management (continued)

Risk management: Country risk: Summary: Key points (continued)
•
France - During the first nine months of 2012, particularly in the first half, in anticipation of widening credit spreads and as part of general risk management, the Group reduced its holdings in French bonds, both AFS in Group Treasury and HFT in Markets. Lending exposure to French banks increased in the third quarter as a result of a transfer of bank account services for Group Treasury secured funding transactions from in-house to an external bank. Corporate lending decreased by £1.0 billion due to reductions in the commercial real estate, telecommunications and construction sectors. Non-Core lending exposure in France was £1.8 billion at 30 September 2012, a decline of £0.5 billion since 31 December 2011. The lending portfolio mainly comprised property (39%) and sovereign and quasi-sovereign (26%) exposures.

•	Belgium - Net HFT government bond exposure increased by £0.9 billion reflecting fluctuations in market making positions.

•
Japan - Exposure decreased during the first nine months of 2012, principally in the first half, reflecting a reduction in International Banking’s cash management business and a change in Japanese yen clearing status from direct (self-clearing) membership to agency, resulting in a £2.0 billion reduction in AFS Japanese government bonds. Derivative exposure decreased reflecting reduced forward foreign exchange positions taken by clients.

•	CDS protection bought and sold:
○
The Group uses CDS contracts to service customer activity as well as to manage counterparty and country exposure. During the first nine months of 2012, eurozone gross notional CDS contracts, bought and sold, decreased significantly. This was caused by maturing contracts and by efforts to reduce counterparty credit exposures and risk-weighted assets through derivative compression trades and other means. The fair value of bought and sold CDS contracts also decreased due to the reduction in gross notional CDS positions and a narrowing of CDS spreads during the first nine months of 2012 for a number of eurozone countries, including Portugal and Ireland. On balance, net CDS protection referring to entities in eurozone countries taken by the Group in terms of CDS notional less fair value decreased to £7.1 billion, from £8.4 billion at 31 December 2011.

○
Greek sovereign CDS positions were fully closed out in April 2012, as the use of the collective action clause in the Greek debt swap resulted in a credit event occurring, which triggered Greek sovereign CDS contracts.

○
Outside the eurozone, the Group also has net bought CDS protection on most countries shown in the table. A £0.4 billion net sold CDS position on Brazil was primarily hedging bought nth-to-default CDS contracts with Brazilian reference entities (these latter contracts are not included in the reported numbers by country - see below).

○
The Group transacts CDS contracts primarily with investment grade global financial institutions that are active participants in the CDS market. These transactions are subject to regular margining. For European peripheral sovereigns, credit protection has been purchased from a number of major European banks, predominantly outside the country of the reference entity. In a few cases where protection was bought from banks in the country of the reference entity, giving rise to wrong-way risk, the risk is mitigated through specific collateralisation.

Risk and balance sheet management (continued)

Risk management: Country risk: Summary: Key points (continued)
○
Due to their bespoke nature, exposures relating to CDPCs and associated hedges have not been included as they cannot be meaningfully attributed to a particular country or reference entity. Nth-to-default basket swaps have also been excluded as they cannot be meaningfully attributed to a particular reference entity.

○
During the first nine months of 2012 the credit quality of counterparties from whom the Group has bought CDS protection as shown in the individual country tables deteriorated, reflecting an actual deterioration in the credit quality of some of those counterparties as well as more conservative internal ratings.

For more specific analysis and commentary on the Group’s exposure to Ireland, Spain, Italy, Portugal and Greece, refer to pages 139 to 153.

Risk and balance sheet management (continued)

Risk management: Country risk: Total eurozone

	Lending	REIL	Provisions	AFS and LAR debt securities	AFS reserves	HFT debt securities		Total debt securities	Net		Balance sheet	Off- balance sheet	Total
						Long	Short		Derivatives	Repos
30 September 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Government	658	-	-	11,969	178	19,036	10,868	20,137	2,227	1	23,023	1,180	24,203
Central banks	28,325	-	-	-	-	-	-	-	38	-	28,363	-	28,363
Other banks	4,502	-	-	5,249	(780)	1,176	914	5,511	26,280	1,817	38,110	4,186	42,296
Other FI	4,776	-	-	9,319	(909)	1,607	183	10,743	7,678	1,039	24,236	5,334	29,570
Corporate	39,948	14,201	7,220	784	34	329	166	947	3,782	-	44,677	28,790	73,467
Personal	18,262	3,112	1,572	-	-	-	-	-	1	-	18,263	763	19,026

	96,471	17,313	8,792	27,321	(1,477)	22,148	12,131	37,338	40,006	2,857	176,672	40,253	216,925

31 December 2011

Government	671	-	-	18,406	81	19,597	15,049	22,954	1,924	-	25,549	1,056	26,605
Central banks	27,282	-	-	20	-	6	-	26	35	-	27,343	-	27,343
Other banks	3,474	-	-	8,423	(752)	1,272	1,502	8,193	28,595	1,090	41,352	4,493	45,845
Other FI	4,355	-	-	10,494	(1,129)	1,138	471	11,161	9,854	1,102	26,472	8,199	34,671
Corporate	47,522	14,152	7,267	964	23	528	59	1,433	4,116	3	53,074	30,551	83,625
Personal	19,564	2,280	1,069	-	-	-	-	-	1	-	19,565	765	20,330

	102,868	16,432	8,336	38,307	(1,777)	22,541	17,081	43,767	44,525	2,195	193,355	45,064	238,419

Risk and balance sheet management (continued)

Risk management: Country risk: Total eurozone (continued)

	30 September 2012				31 December 2011
	Notional		Fair value		Notional		Fair value
	Bought	Sold	Bought	Sold	Bought	Sold	Bought	Sold
CDS by reference entity	£m	£m	£m	£m	£m	£m	£m	£m

Government	36,951	35,422	2,004	(2,026)	37,080	36,759	6,488	(6,376)
Other banks	14,647	14,548	735	(653)	19,736	19,232	2,303	(2,225)
Other FI	12,376	11,206	313	(244)	17,949	16,608	693	(620)
Corporate	47,587	43,178	534	(582)	76,966	70,119	2,241	(1,917)

	111,561	104,354	3,586	(3,505)	151,731	142,718	11,725	(11,138)

CDS bought protection: counterparty analysis by internal asset quality band

	AQ1		AQ2-AQ3		AQ4-AQ9		AQ10		Total
	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value
30 September 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Banks	53,828	1,654	960	43	452	63	-	-	55,240	1,760
Other FI	52,210	1,491	569	30	2,632	163	910	142	56,321	1,826

	106,038	3,145	1,529	73	3,084	226	910	142	111,561	3,586

31 December 2011

Banks	67,624	5,585	1,085	131	198	23	-	-	68,907	5,739
Other FI	79,824	5,605	759	89	2,094	278	147	14	82,824	5,986

	147,448	11,190	1,844	220	2,292	301	147	14	151,731	11,725

Risk and balance sheet management (continued)

Risk management: Country risk: Ireland

	Lending	REIL	Provisions	AFS and LAR debt securities	AFS reserves	HFT debt securities		Total debt securities	Net		Balance sheet	Off-balance sheet	Total	Gross
						Long	Short		Derivatives	Repos				Derivatives	Repos
30 September 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Government	40	-	-	120	(26)	30	34	116	-	-	156	2	158	4	-
Central bank	504	-	-	-	-	-	-	-	-	-	504	-	504	-	-
Other banks	97	-	-	171	(13)	21	4	188	698	475	1,458	11	1,469	15,968	3,435
Other FI	528	-	-	41	-	293	15	319	675	88	1,610	582	2,192	1,452	3,073
Corporate	17,657	10,869	5,941	61	-	1	-	62	398	-	18,117	1,990	20,107	409	319
Personal	17,584	3,028	1,527	-	-	-	-	-	1	-	17,585	527	18,112	1	-

	36,410	13,897	7,468	393	(39)	345	53	685	1,772	563	39,430	3,112	42,542	17,834	6,827

31 December 2011

Government	45	-	-	102	(46)	20	19	103	92	-	240	2	242	102	-
Central bank	1,467	-	-	-	-	-	-	-	-	-	1,467	-	1,467	-	-
Other banks	136	-	-	177	(39)	195	14	358	981	478	1,953	-	1,953	19,090	3,441
Other FI	333	-	-	61	-	116	35	142	782	73	1,330	546	1,876	1,831	3,250
Corporate	18,994	10,269	5,689	148	3	135	-	283	417	-	19,694	1,841	21,535	438	-
Personal	18,858	2,258	1,048	-	-	-	-	-	1	-	18,859	539	19,398	1	-

	39,833	12,527	6,737	488	(82)	466	68	886	2,273	551	43,543	2,928	46,471	21,462	6,691

Risk and balance sheet management (continued)

Risk management: Country risk: Ireland (continued)

	30 September 2012				31 December 2011
	Notional		Fair value		Notional		Fair value
	Bought	Sold	Bought	Sold	Bought	Sold	Bought	Sold
CDS by reference entity	£m	£m	£m	£m	£m	£m	£m	£m

Government	2,379	2,375	139	(135)	2,145	2,223	466	(481)
Other banks	88	69	5	(4)	110	107	21	(21)
Other FI	782	711	40	(52)	523	630	64	(74)
Corporate	273	202	(20)	20	425	322	(11)	10

	3,522	3,357	164	(171)	3,203	3,282	540	(566)

CDS bought protection: counterparty analysis by internal asset quality band

	AQ1		AQ2-AQ3		AQ4-AQ9		AQ10		Total
	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value
30 September 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Banks	1,675	96	4	1	1	(1)	-	-	1,680	96
Other FI	1,356	57	161	-	325	11	-	-	1,842	68

	3,031	153	165	1	326	10	-	-	3,522	164

31 December 2011

Banks	1,586	300	2	-	-	-	-	-	1,588	300
Other FI	1,325	232	161	1	129	7	-	-	1,615	240

	2,911	532	163	1	129	7	-	-	3,203	540

Risk and balance sheet management (continued)

Risk management: Country risk: Ireland (continued)

Key points
•
At 30 September 2012, Ulster Bank Group (UBG) contributed 88% of the Group’s exposure to Ireland (31 December 2011 - 87%). The largest components of the Group’s exposure were corporate lending of £17.7 billion (more than half of which is to the property sector - mainly commercial real estate, and construction and building materials) and personal lending of £17.6 billion (mainly mortgages). In addition, UBG has money market placings with the Central Bank of Ireland (CBI), and Markets has derivative exposure to financial institutions and large international clients with funding subsidiaries based in Ireland.

•	Group exposure decreased further during the first nine months of 2012, principally lending down £3.4 billion as a result of currency movements and de-risking in the portfolio.

•	Government and central bank
Exposure to the CBI fluctuates, driven by regulatory requirements and deposits of excess liquidity as part of UBG’s asset and liability management.

•	Financial institutions

Markets, International Banking and UBG account for the majority of the Group’s exposure to financial institutions. The largest categories are derivatives and repos, where exposure is affected predominantly by market movements and much of the exposure is collateralised.

•	Corporate

Lending exposure fell by £1.3 billion during the first nine months of 2012, driven by exchange rate movements and write-offs. Commercial real estate lending amounted to £10.4 billion at 30 September 2012, down £0.5 billion from 31 December 2011 amid continuing adverse market conditions. The commercial real estate lending exposure was largely in UBG Non-Core and included REIL of £7.9 billion and loan provisions of £4.2 billion.

•	Personal

Overall lending exposure fell by £1.3 billion as a result of exchange rate movements, amortisation, maturities, a small amount of write-offs, low new business volumes and active risk management. Residential mortgage loans amounted to £16.6 billion, including REIL of £2.8 billion and loan provisions of £1.3 billion. The housing market continues to suffer from weak domestic demand, with house prices now approximately 50% below their 2007 peak.

•	Non-Core (included above)

Ireland Non-Core lending exposure was £9.5 billion at 30 September 2012, down £0.7 billion since 31 December 2011. The lending portfolio largely consisted of exposures to commercial real estate (82%), retail (5%) and leisure (4%).

Risk and balance sheet management (continued)

Risk management: Country risk: Spain

	Lending	REIL	Provisions	AFS and LAR debt securities	AFS reserves	HFT debt securities		Total debt securities	Net		Balance sheet	Off-balance sheet	Total	Gross
						Long	Short		Derivatives	Repos				Derivatives	Repos
30 September 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Government	-	-	-	32	(16)	638	672	(2)	3	-	1	14	15	50	-
Other banks	195	-	-	2,901	(846)	76	86	2,891	1,280	-	4,366	39	4,405	5,155	412
Other FI	74	-	-	1,481	(622)	94	24	1,551	22	-	1,647	93	1,740	53	-
Corporate	4,517	656	295	-	-	17	16	1	451	-	4,969	1,434	6,403	473	-
Personal	333	60	26	-	-	-	-	-	-	-	333	57	390	-	-

	5,119	716	321	4,414	(1,484)	825	798	4,441	1,756	-	11,316	1,637	12,953	5,731	412

31 December 2011

Government	9	-	-	33	(15)	360	751	(358)	35	-	(314)	116	(198)	40	-
Central bank	3	-	-	-	-	-	-	-	-	-	3	-	3	-	-
Other banks	130	-	-	4,892	(867)	162	214	4,840	1,620	2	6,592	41	6,633	5,180	122
Other FI	154	-	-	1,580	(639)	65	8	1,637	282	-	2,073	169	2,242	1,084	467
Corporate	5,775	1,190	442	9	-	27	-	36	454	-	6,265	2,247	8,512	471	-
Personal	362	-	-	-	-	-	-	-	-	-	362	57	419	-	-

	6,433	1,190	442	6,514	(1,521)	614	973	6,155	2,391	2	14,981	2,630	17,611	6,775	589

Risk and balance sheet management (continued)

Risk management: Country risk: Spain (continued)

	30 September 2012				31 December 2011
	Notional		Fair value		Notional		Fair value
	Bought	Sold	Bought	Sold	Bought	Sold	Bought	Sold
CDS by reference entity	£m	£m	£m	£m	£m	£m	£m	£m

Government	5,525	5,670	524	(519)	5,151	5,155	538	(522)
Other banks	1,733	1,708	107	(92)	1,965	1,937	154	(152)
Other FI	1,392	1,268	82	(63)	2,417	2,204	157	(128)
Corporate	2,964	2,589	140	(109)	4,831	3,959	448	(399)

	11,614	11,235	853	(783)	14,364	13,255	1,297	(1,201)

CDS bought protection: counterparty analysis by internal asset quality band

	AQ1		AQ2-AQ3		AQ4-AQ9		AQ10		Total
	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value
30 September 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Banks	6,130	411	42	4	33	2	-	-	6,205	417
Other FI	5,073	386	21	2	229	14	86	34	5,409	436

	11,203	797	63	6	262	16	86	34	11,614	853

31 December 2011

Banks	6,595	499	68	5	32	4	-	-	6,695	508
Other FI	7,238	736	162	3	269	50	-	-	7,669	789

	13,833	1,235	230	8	301	54	-	-	14,364	1,297

Risk and balance sheet management (continued)

Risk management: Country risk: Spain (continued)

Key points
•	The Group maintains good relationships with multinational banks, other financial institutions and large corporate clients.
•
The exposure to Spain is driven by corporate lending and a sizeable mortgage-backed securities covered bond portfolio. Exposure fell further in most categories during the first nine months of 2012, driven by the sale of part of the covered bond portfolio and a decline in corporate lending, as a result of steps to de-risk the portfolio.

•	Financial institutions

The Group’s largest exposure was AFS debt securities (mainly covered bond portfolio) of £4.4 billion at 30 September 2012, which decreased by £2.1 billion during the first nine months of 2012, largely as a result of sales in the first half. The portfolio continued to perform satisfactorily. However, the Group is monitoring the situation closely, including undertaking stress analyses.

Derivative exposure, mostly to Spanish international banks and a few of the large regional banks, declined to £1.3 billion at 30 September 2012 from £1.9 billion at 31 December 2011. The majority of this exposure was collateralised.

Lending to banks consists mainly of short-term uncommitted credit lines with the top two international Spanish banks.

•	Corporate

Lending decreased by £1.3 billion and off-balance exposure by £0.8 billion, due to reductions primarily in the property and natural resources sectors. Commercial real estate lending amounted to £1.9 billion at 30 September 2012, predominantly in Non-Core. The majority of REIL and loan provisions relates to commercial real estate lending and further decreased during the first nine months of 2012, reflecting disposals and restructurings.

•	Non-Core (included above)

At 30 September 2012, Non-Core had lending exposure to Spain of £2.9 billion, a reduction of £0.8 billion or 22% since 31 December 2011. The commercial real estate (64%), construction (13%) and electricity (8%) sectors accounted for the majority of the remaining lending exposure.

Risk and balance sheet management (continued)

Risk management: Country risk: Italy

	Lending	REIL	Provisions	AFS and LAR debt securities	AFS reserves	HFT debt securities		Total debt securities	Net		Balance sheet	Off-balance sheet	Total	Gross
						Long	Short		Derivatives	Repos				Derivatives	Repos
30 September 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Government	12	-	-	377	(96)	2,028	2,914	(509)	77	-	(420)	-	(420)	130	-
Central bank	21	-	-	-	-	-	-	-	-	-	21	-	21	-	-
Other banks	47	-	-	119	(7)	30	79	70	1,402	-	1,519	30	1,549	10,072	30
Other FI	215	-	-	394	(2)	41	14	421	123	-	759	723	1,482	168	-
Corporate	1,571	56	28	75	1	81	20	136	639	-	2,346	1,808	4,154	920	-
Personal	23	-	-	-	-	-	-	-	-	-	23	12	35	-	-

	1,889	56	28	965	(104)	2,180	3,027	118	2,241	-	4,248	2,573	6,821	11,290	30

31 December 2011

Government	-	-	-	704	(220)	4,336	4,725	315	90	-	405	-	405	142	-
Central bank	73	-	-	-	-	-	-	-	-	-	73	-	73	-	-
Other banks	233	-	-	119	(14)	67	88	98	1,064	-	1,395	23	1,418	9,117	305
Other FI	299	-	-	685	(15)	40	13	712	686	-	1,697	1,146	2,843	687	-
Corporate	2,444	361	113	75	-	58	-	133	474	-	3,051	1,968	5,019	1,001	-
Personal	23	-	-	-	-	-	-	-	-	-	23	13	36	-	-

	3,072	361	113	1,583	(249)	4,501	4,826	1,258	2,314	-	6,644	3,150	9,794	10,947	305

Risk and balance sheet management (continued)

Risk management: Country risk: Italy (continued)

	30 September 2012				31 December 2011
	Notional		Fair value		Notional		Fair value
	Bought	Sold	Bought	Sold	Bought	Sold	Bought	Sold
CDS by reference entity	£m	£m	£m	£m	£m	£m	£m	£m

Government	12,397	12,517	981	(1,017)	12,125	12,218	1,750	(1,708)
Other banks	3,910	3,915	309	(286)	6,078	5,938	1,215	(1,187)
Other FI	729	719	32	(20)	872	762	60	(51)
Corporate	3,178	2,831	177	(146)	4,742	4,299	350	(281)

	20,214	19,982	1,499	(1,469)	23,817	23,217	3,375	(3,227)

CDS bought protection: counterparty analysis by internal asset quality band

	AQ1		AQ2-AQ3		AQ4-AQ9		AQ10		Total
	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value
30 September 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Banks	12,488	846	513	28	316	56	-	-	13,317	930
Other FI	6,655	519	7	-	126	22	109	28	6,897	569

	19,143	1,365	520	28	442	78	109	28	20,214	1,499

31 December 2011

Banks	12,904	1,676	487	94	61	10	-	-	13,452	1,780
Other FI	10,138	1,550	8	2	219	43	-	-	10,365	1,595

	23,042	3,226	495	96	280	53	-	-	23,817	3,375

Risk and balance sheet management (continued)

Risk management: Country risk: Italy (continued)

Key points
•
The Group maintains good relationships with Italian government entities, banks, other financial institutions and large corporate clients. Since the start of 2011, the Group has taken steps to reduce its risk through strategic exits where appropriate, or to mitigate its risk through increased collateral requirements, in line with its evolving appetite for Italian risk. Lending exposure to Italian counterparties was reduced by a further £1.2 billion during the first nine months of 2012, to £1.9 billion.

•	Government and central bank
The Group is an active market-maker in Italian government bonds, resulting in large and fluctuating gross long and short positions in held-for-trading securities.

•	Financial institutions

The majority of the Group’s exposure relates to the top five banks. The Group’s product offering consists largely of collateralised trading products and, to a lesser extent, short-term uncommitted lending lines for liquidity purposes. During the first nine months of 2012, derivative exposure decreased by £0.2 billion due to market movements; risk is mitigated since most facilities are fully collateralised. Lending declined by £0.3 billion to £0.3 billion.

The AFS bond exposure was reduced by £0.3 billion.

•	Corporate
Lending declined by £0.9 billion, largely in lending to manufacturing companies.

•	Non-Core (included above)

Non-Core lending exposure was £0.9 billion at 30 September 2012, a £0.2 billion (20%) reduction since 31 December 2011, largely within investment funds and industrials. The remaining lending exposure was mainly to the commercial real estate (30%), leisure (24%) and electricity (16%) sectors.

Risk and balance sheet management (continued)

Risk management: Country risk: Portugal

	Lending	REIL	Provisions	AFS and LAR debt securities	AFS reserves	HFT debt securities		Total debt securities	Net		Balance sheet	Off-balance sheet	Total	Gross
						Long	Short		Derivatives	Repos				Derivatives	Repos
30 September 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Government	-	-	-	63	(26)	32	24	71	16	-	87	-	87	16	-
Other banks	1	-	-	60	(16)	25	2	83	378	-	462	1	463	477	10
Other FI	-	-	-	1	-	3	13	(9)	43	-	34	3	37	43	-
Corporate	403	199	159	40	-	2	-	42	74	-	519	172	691	76	-
Personal	6	-	-	-	-	-	-	-	-	-	6	8	14	-	-

	410	199	159	164	(42)	62	39	187	511	-	1,108	184	1,292	612	10

31 December 2011

Government	-	-	-	56	(58)	36	152	(60)	19	-	(41)	-	(41)	25	-
Other banks	10	-	-	91	(36)	12	2	101	389	-	500	2	502	497	217
Other FI	-	-	-	5	-	7	-	12	30	-	42	-	42	30	3
Corporate	495	27	27	42	-	18	-	60	81	-	636	258	894	81	-
Personal	5	-	-	-	-	-	-	-	-	-	5	8	13	-	-

	510	27	27	194	(94)	73	154	113	519	-	1,142	268	1,410	633	220

Risk and balance sheet management (continued)

Risk management: Country risk: Portugal (continued)

	30 September 2012				31 December 2011
	Notional		Fair value		Notional		Fair value
	Bought	Sold	Bought	Sold	Bought	Sold	Bought	Sold
CDS by reference entity	£m	£m	£m	£m	£m	£m	£m	£m

Government	3,112	3,042	342	(310)	3,304	3,413	997	(985)
Other banks	914	905	78	(73)	1,197	1,155	264	(260)
Other FI	8	5	1	(1)	8	5	1	(1)
Corporate	445	382	41	(20)	366	321	68	(48)

	4,479	4,334	462	(404)	4,875	4,894	1,330	(1,294)

CDS bought protection: counterparty analysis by internal asset quality band

	AQ1		AQ2-AQ3		AQ4-AQ9		AQ10		Total
	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value
30 September 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Banks	2,742	274	37	4	-	-	-	-	2,779	278
Other FI	1,638	168	-	-	31	4	31	12	1,700	184

	4,380	442	37	4	31	4	31	12	4,479	462

31 December 2011

Banks	2,922	786	46	12	-	-	-	-	2,968	798
Other FI	1,874	517	-	-	33	15	-	-	1,907	532

	4,796	1,303	46	12	33	15	-	-	4,875	1,330

Risk and balance sheet management (continued)

Risk management: Country risk: Portugal (continued)

Key points
•
The portfolio, managed out of Spain, is focused on corporate lending and derivative trading with the largest local banks. Medium-term activity has ceased with the exception of that carried out under a Credit Support Annex.

•	Exposure declined further during the first nine months of 2012, with continued reductions in lending and in off-balance sheet exposure, and sale of Group Treasury’s AFS bonds.

•	Government and central bank

The Group’s exposure to the Portuguese government at 30 September 2012 was £87 million, comprising a very small derivative exposure and a small net long debt securities position, an increase from the net short debt securities position at 31 December 2011.

•	Financial institutions
A major proportion of the remaining exposure is focused on the top four systemically important financial groups. Exposures generally consist of collateralised trading products.

•	Corporate
The largest exposure is to the natural resources and transport sectors, concentrated on a few large, highly creditworthy clients.

•	Non-Core (included above)

Non-Core’s lending exposure to Portugal was reduced by £0.1 billion during the first nine months of 2012, to £0.2 billion. The portfolio largely comprised lending exposure to the land transport and logistics (40%), electricity (37%) and commercial real estate (18%) sectors.

Risk and balance sheet management (continued)

Risk management: Country risk: Greece

	Lending	REIL	Provisions	AFS and LAR debt securities	AFS reserves	HFT debt securities		Total debt securities	Net		Balance sheet	Off- balance sheet	Total	Gross
						Long	Short		Derivatives	Repos				Derivatives	Repos
30 September 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Government	-	-	-	-	-	22	8	14	10	-	24	-	24	132	-
Central bank	2	-	-	-	-	-	-	-	-	-	2	-	2	-	-
Other banks	-	-	-	-	-	1	-	1	302	-	303	-	303	413	-
Other FI	29	-	-	-	-	-	-	-	2	-	31	-	31	2	-
Corporate	156	97	97	-	-	-	-	-	45	-	201	17	218	64	-
Personal	11	-	-	-	-	-	-	-	-	-	11	10	21	-	-

	198	97	97	-	-	23	8	15	359	-	572	27	599	611	-

31 December 2011

Government	7	-	-	312	-	102	5	409	-	-	416	-	416	71	-
Central bank	6	-	-	-	-	-	-	-	-	-	6	-	6	-	-
Other banks	-	-	-	-	-	-	-	-	290	-	290	-	290	405	-
Other FI	31	-	-	-	-	-	-	-	2	-	33	-	33	2	-
Corporate	427	256	256	-	-	-	-	-	63	-	490	42	532	63	-
Personal	14	-	-	-	-	-	-	-	-	-	14	10	24	-	-

	485	256	256	312	-	102	5	409	355	-	1,249	52	1,301	541	-

Risk and balance sheet management (continued)

Risk management: Country risk: Greece (continued)

	30 September 2012				31 December 2011
	Notional		Fair value		Notional		Fair value
	Bought	Sold	Bought	Sold	Bought	Sold	Bought	Sold
CDS by reference entity	£m	£m	£m	£m	£m	£m	£m	£m

Government	-	-	-	-	3,158	3,165	2,228	(2,230)
Other banks	4	4	1	(2)	22	22	3	(3)
Other FI	32	32	4	(5)	34	34	8	(8)
Corporate	297	292	66	(69)	434	428	144	(142)

	333	328	71	(76)	3,648	3,649	2,383	(2,383)

CDS bought protection: counterparty analysis by internal asset quality band

	AQ1		AQ2-AQ3		AQ4-AQ9		AQ10		Total
	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value	Notional	Fair value
30 September 2012	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Banks	100	23	-	-	-	-	-	-	100	23
Other FI	201	44	-	-	-	-	32	4	233	48

	301	67	-	-	-	-	32	4	333	71

31 December 2011

Banks	2,001	1,345	1	1	-	-	-	-	2,002	1,346
Other FI	1,507	945	63	45	76	47	-	-	1,646	1,037

	3,508	2,290	64	46	76	47	-	-	3,648	2,383

Risk and balance sheet management (continued)

Risk management: Country risk: Greece (continued)

Key points
•
The Group has substantially reduced its exposure to Greece which it continues to actively manage, in line with the Group’s de-risking strategy that has been in place since early 2010. Much of the remaining exposure is collateralised or guaranteed. The remaining Greek exposure at 30 September 2012 was £0.6 billion. Half of this was derivative exposure to banks (itself in part collateralised); the rest was mostly corporate lending (part of this being exposure to local subsidiaries of international companies).

•	Government and central bank

The Group participated in the restructuring of the Greek government debt in March 2012, which resulted in new bonds that were sold in March and April, and in £0.3 billion of AFS bonds issued by the European Financial Stability Facility incorporated in Luxembourg. The Group no longer holds any AFS bonds issued by the Greek government. A small HFT position, resulting from the sovereign debt restructuring in March has been retained to enable the Group to quote prices and stay relevant to key clients.

•	Financial institutions
Activity with Greek financial institutions is largely collateralised derivative and repo exposure and remains under close scrutiny.

•	Corporate
Lending exposure fell by £0.3 billion, largely due to a single name write-off in the first half of 2012.

The Group’s focus is on short-term trade facilities to the domestic subsidiaries of international clients, increasingly supported by parental guarantees.

•	Non-Core (included above)

Non-Core’s lending exposure to Greece was £0.1 billion at 30 September 2012, a slight reduction from 31 December 2011. The remaining lending portfolio primarily consisted of the following sectors: financial services companies (41%), construction (25%) and other services (12%).

Additional information

Share information
	30 September 2012	30 June 2012	31 December 2011

Ordinary share price*	257.0p	215.3p	201.8p

Number of ordinary shares in issue*	6,070m	6,017m	5,923m

* data for 31 December 2011 have been adjusted for the sub-division and one-for-ten share consolidation of ordinary shares, which took effect in June 2012.

The following table shows the Group’s issued and fully paid share capital, owners’ equity and indebtedness on an unaudited consolidated basis in accordance with IFRS as at 30 September 2012.

As at 30 September 2012
£m

Share capital - allotted, called up and fully paid
Ordinary shares of 100p	6,070
B shares of £0.10	510
Dividend access share of £0.01	-
Non-cumulative preference shares of US$0.01	1
Non-cumulative preference shares of €0.01	-
Non-cumulative preference shares of £1.00	-

6,581
Retained income and other reserves	66,118

Owners’ equity	72,699

Group indebtedness
Subordinated liabilities	25,309
Debt securities in issue	104,157

Total indebtedness	129,466

Total capitalisation and indebtedness	202,165

Under IFRS, certain preference shares are classified as debt and are included in subordinated liabilities in the table above.

Since 30 September 2012 issuances of debt securities totaled £96 million.

Other than as disclosed above, the information contained in the tables above has not changed materially since 30 September 2012.

Additional information (continued)

Ratio of earnings to fixed charges
	Quarter ended 30 September 2012(3,4)	Year ended 31 December
		2011	2010	2009(4)	2008(4)	2007

Ratio of earnings to combined fixed charges and preference share dividends (1,2)
- including interest on deposits	0.26	0.91	0.94	0.75	0.05	1.45
- excluding interest on deposits		0.25	0.38			5.73
Ratio of earnings to fixed charges only (1,2)
- including interest on deposits	0.27	0.91	0.95	0.80	0.05	1.47
- excluding interest on deposits		0.25	0.44			6.53

Notes:
(1)
For this purpose, earnings consist of income before tax and non-controlling interests, plus fixed charges less the unremitted income of associated undertakings (share of profits less dividends received). Fixed charges consist of total interest expense, including or excluding interest on deposits and debt securities in issue, as appropriate, and the proportion of rental expense deemed representative of the interest factor (one third of total rental expenses).

(2)
The earnings for the quarter ended 30 September 2012 and for years ended 31 December 2011, 2010, 2009 and 2008, were inadequate to cover total fixed charges and preference share dividends. The coverage deficiency for total fixed charges and preference share dividends for the quarter ended 30 September 2012 was £1,356 million and for the years ended 31 December 2011, 2010, 2009 and 2008 were £766 million, £523 million, £3,582 million and £26,287 million, respectively. The coverage deficiency for fixed charges only for quarter ended 30 September 2012 was £1,258 million and for the years ended 31 December 2011, 2010, 2009 and 2008 were £766 million, £399 million, £2,647 million and £25,691 million, respectively

(3)	Based on unaudited numbers.
(4)	Negative ratios have been excluded.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Royal Bank of Scotland Group plc
Registrant

/s/ Rajan Kapoor
Rajan Kapoor Group Chief Accountant 09 November 2012

Appendix 1

Segmental analysis

Appendix 1 Segmental analysis

Segmental analysis
In January 2012, the Group announced the reorganisation of its wholesale businesses into 'Markets' and 'International Banking'. Divisional results are presented based on the new organisational structure. The Group also revised its allocation of funding and liquidity costs and capital for the new divisional structure as well as for a new methodology. In addition, the Group had previously included movements in the fair value of own derivative liabilities within the Markets operating segment. These movements are now combined with movements in the fair value of own debt in a single measure, ‘own credit adjustments’ and presented as a reconciling item. Refer to ‘presentation of information’ on page 5 of the Form 6-K for further details. Comparatives have been restated accordingly.

Analysis of divisional operating profit/(loss)
The following tables provide an analysis of divisional operating profit/(loss) by main income statement captions.
	Net interest income	Non- interest income	Total income	Operating expenses	Insurance net claims	Impairment (losses)/ recoveries	Operating profit/(loss)
Quarter ended 30 September 2012	£m	£m	£m	£m	£m	£m	£m

UK Retail	990	252	1,242	(637)	-	(141)	464
UK Corporate	729	409	1,138	(523)	-	(247)	368
Wealth	185	107	292	(219)	-	(8)	65
International Banking	227	308	535	(348)	-	(12)	175
Ulster Bank	163	50	213	(126)	-	(329)	(242)
US Retail & Commercial	492	288	780	(536)	-	(21)	223
Markets	14	1,028	1,042	(753)	-	6	295
Direct Line Group	61	838	899	(194)	(596)	-	109
Central items	(67)	334	267	(91)	-	-	176

Core	2,794	3,614	6,408	(3,427)	(596)	(752)	1,633
Non-Core	79	(29)	50	(212)	-	(424)	(586)

Managed basis	2,873	3,585	6,458	(3,639)	(596)	(1,176)	1,047
Reconciling items
Own credit adjustments (1)	-	(1,455)	(1,455)	-	-	-	(1,455)
Asset Protection Scheme (2)	-	1	1	-	-	-	1
Payment Protection Insurance costs	-	-	-	(400)	-	-	(400)
Amortisation of purchased intangible assets	-	-	-	(47)	-	-	(47)
Integration and restructuring costs	-	-	-	(257)	-	-	(257)
Loss on redemption of own debt	-	(123)	(123)	-	-	-	(123)
Strategic disposals	-	(23)	(23)	-	-	-	(23)
RFS Holdings minority interest	(2)	3	1	(2)	-	-	(1)

Statutory basis	2,871	1,988	4,859	(4,345)	(596)	(1,176)	(1,258)

Notes:
(1)	Comprises £435 million loss included in ‘Income from trading activities’ and £1,020 million loss included in ‘Other operating income’.
(2)	Included in ‘Income from trading activities’.

1

Appendix 1 Segmental analysis (continued)

Segmental analysis (continued)

Analysis of divisional operating profit/(loss) (continued)

	Net interest income	Non- interest income	Total income	Operating expenses	Insurance net claims	Impairment (losses)/ recoveries	Operating profit/(loss)
Quarter ended 30 June 2012	£m	£m	£m	£m	£m	£m	£m

UK Retail	988	242	1,230	(653)	-	(140)	437
UK Corporate	772	439	1,211	(518)	-	(181)	512
Wealth	178	125	303	(227)	-	(12)	64
International Banking	234	327	561	(367)	-	(27)	167
Ulster Bank	160	46	206	(128)	-	(323)	(245)
US Retail & Commercial	492	323	815	(558)	-	(28)	229
Markets	32	1,034	1,066	(796)	-	(19)	251
Direct Line Group	68	866	934	(223)	(576)	-	135
Central items	1	110	111	(145)	-	2	(32)

Core	2,925	3,512	6,437	(3,615)	(576)	(728)	1,518
Non-Core	48	(47)	1	(262)	-	(607)	(868)

Managed basis	2,973	3,465	6,438	(3,877)	(576)	(1,335)	650
Reconciling items
Own credit adjustments (1)	-	(518)	(518)	-	-	-	(518)
Asset Protection Scheme (2)	-	(2)	(2)	-	-	-	(2)
Payment Protection Insurance costs	-	-	-	(135)	-	-	(135)
Amortisation of purchased intangible assets	-	-	-	(51)	-	-	(51)
Integration and restructuring costs	-	-	-	(213)	-	-	(213)
Strategic disposals	-	160	160	-	-	-	160
RFS Holdings minority interest	(2)	11	9	(1)	-	-	8

Statutory basis	2,971	3,116	6,087	(4,277)	(576)	(1,335)	(101)

Notes:
(1)	Comprises £271 million loss included in ‘Income from trading activities’ and £247 million loss included in ‘Other operating income’.
(2)	Included in ‘Income from trading activities’.

2

Appendix 1 Segmental analysis (continued)

Segmental analysis (continued)

Analysis of divisional operating profit/(loss) (continued)

	Net interest income	Non- interest income	Total income	Operating expenses	Insurance net claims	Impairment (losses)/ recoveries	Operating profit/(loss)
Quarter ended 30 September 2011	£m	£m	£m	£m	£m	£m	£m

UK Retail	1,086	292	1,378	(673)	-	(195)	510
UK Corporate	753	453	1,206	(547)	-	(230)	429
Wealth	152	118	270	(221)	-	(4)	45
International Banking	293	357	650	(408)	-	(14)	228
Ulster Bank	196	60	256	(137)	-	(327)	(208)
US Retail & Commercial	482	289	771	(563)	-	(85)	123
Markets	(9)	456	447	(800)	-	5	(348)
Direct Line Group	84	949	1,033	(215)	(695)	-	123
Central items	(88)	105	17	66	(1)	(4)	78

Core	2,949	3,079	6,028	(3,498)	(696)	(854)	980
Non-Core	129	(64)	65	(323)	(38)	(682)	(978)

Managed basis	3,078	3,015	6,093	(3,821)	(734)	(1,536)	2
Reconciling items
Own credit adjustments (1)	-	2,622	2,622	-	-	-	2,622
Asset Protection Scheme (2)	-	(60)	(60)	-	-	-	(60)
Sovereign debt impairment	-	-	-	-	-	(142)	(142)
Interest rate hedge adjustments on impaired available-for-sale sovereign debt	-	-	-	-	-	(60)	(60)
Amortisation of purchased intangible assets	-	-	-	(69)	-	-	(69)
Integration and restructuring costs	-	-	-	(233)	-	-	(233)
Gain on redemption of own debt	-	1	1	-	-	-	1
Strategic disposals	-	(49)	(49)	-	-	-	(49)
Bonus tax	-	-	-	(5)	-	-	(5)
RFS Holdings minority interest	(1)	(3)	(4)	1	-	-	(3)

Statutory basis	3,077	5,526	8,603	(4,127)	(734)	(1,738)	2,004

Notes:
(1)	Comprises £735 million gain included in ‘Income from trading activities’ and £1,887 million gain included in ‘Other operating income’.
(2)	Included in ‘Income from trading activities’.

3

Appendix 1 Segmental analysis (continued)

Segmental analysis (continued)

Analysis of divisional operating profit/(loss) (continued)

	Net interest income	Non- interest income	Total income	Operating expenses	Insurance net claims	Impairment (losses)/ recoveries	Operating profit/(loss)
Nine months ended 30 September 2012	£m	£m	£m	£m	£m	£m	£m

UK Retail	2,979	760	3,739	(1,925)	-	(436)	1,378
UK Corporate	2,257	1,293	3,550	(1,574)	-	(604)	1,372
Wealth	542	343	885	(681)	-	(30)	174
International Banking	712	926	1,638	(1,125)	-	(74)	439
Ulster Bank	488	145	633	(384)	-	(1,046)	(797)
US Retail & Commercial	1,480	871	2,351	(1,729)	-	(68)	554
Markets	62	3,780	3,842	(2,457)	-	(15)	1,370
Direct Line Group	213	2,586	2,799	(650)	(1,821)	-	328
Central items	(71)	341	270	(238)	-	(32)	-

Core	8,662	11,045	19,707	(10,763)	(1,821)	(2,305)	4,818
Non-Core	191	129	320	(737)	-	(1,520)	(1,937)

Managed basis	8,853	11,174	20,027	(11,500)	(1,821)	(3,825)	2,881
Reconciling items
Own credit adjustments (1)	-	(4,429)	(4,429)	-	-	-	(4,429)
Asset Protection Scheme (2)	-	(44)	(44)	-	-	-	(44)
Payment Protection Insurance costs	-	-	-	(660)	-	-	(660)
Amortisation of purchased intangible assets	-	-	-	(146)	-	-	(146)
Integration and restructuring costs	-	-	-	(930)	-	-	(930)
Gain on redemption of own debt	-	454	454	-	-	-	454
Strategic disposals	-	129	129	-	-	-	129
RFS Holdings minority interest	(12)	(3)	(15)	(3)	-	-	(18)

Statutory basis	8,841	7,281	16,122	(13,239)	(1,821)	(3,825)	(2,763)

Notes:
(1)	Comprises £1,715 million loss included in ‘Income from trading activities’ and £2,714 million loss included in ‘Other operating income’.
(2)	Included in ‘Income from trading activities’.

4

Appendix 1 Segmental analysis (continued)

Segmental analysis (continued)

Analysis of divisional operating profit/(loss) (continued)

	Net interest income	Non- interest income	Total income	Operating expenses	Insurance net claims	Impairment (losses)/ recoveries	Operating profit/(loss)
Nine months ended 30 September 2011	£m	£m	£m	£m	£m	£m	£m

UK Retail	3,270	929	4,199	(2,039)	-	(597)	1,563
UK Corporate	2,334	1,352	3,686	(1,611)	-	(557)	1,518
Wealth	477	347	824	(637)	-	(12)	175
International Banking	876	1,086	1,962	(1,247)	-	(112)	603
Ulster Bank	559	162	721	(415)	-	(1,057)	(751)
US Retail & Commercial	1,404	843	2,247	(1,626)	-	(261)	360
Markets	47	3,676	3,723	(2,734)	-	19	1,008
Direct Line Group	261	2,888	3,149	(637)	(2,183)	-	329
Central items	(164)	175	11	93	-	(2)	102

Core	9,064	11,458	20,522	(10,853)	(2,183)	(2,579)	4,907
Non-Core	549	917	1,466	(981)	(256)	(3,168)	(2,939)

Managed basis	9,613	12,375	21,988	(11,834)	(2,439)	(5,747)	1,968
Reconciling items
Own credit adjustments (1)	-	2,386	2,386	-	-	-	2,386
Asset Protection Scheme (2)	-	(697)	(697)	-	-	-	(697)
Payment Protection Insurance costs	-	-	-	(850)	-	-	(850)
Sovereign debt impairment	-	-	-	-	-	(875)	(875)
Interest rate hedge adjustments on impaired available-for-sale sovereign debt	-	-	-	-	-	(169)	(169)
Amortisation of purchased intangible assets	-	-	-	(169)	-	-	(169)
Integration and restructuring costs	(2)	(3)	(5)	(581)	-	-	(586)
Gain on redemption of own debt	-	256	256	-	-	-	256
Strategic disposals	-	(22)	(22)	-	-	-	(22)
Bonus tax	-	-	-	(27)	-	-	(27)
RFS Holdings minority interest	(6)	(1)	(7)	2	-	-	(5)

Statutory basis	9,605	14,294	23,899	(13,459)	(2,439)	(6,791)	1,210

Notes:
(1)	Comprises £565 million gain included in ‘Income from trading activities’ and £1,821 million gain included in ‘Other operating income’.
(2)	Included in ‘Income from trading activities’.

5

Appendix 2

Businesses outlined for
disposal

Appendix 2 Businesses outlined for disposal

To comply with EC State Aid requirements the Group agreed to make a series of divestments by the end of 2013: the disposal of a majority interest in Direct Line Group, Global Merchant Services and its interest in RBS Sempra Commodities JV. The Group also agreed to dispose of its RBS England and Wales and NatWest Scotland branch-based businesses, along with certain SME and corporate activities across the UK (‘UK branch-based businesses’). The disposals of Global Merchant Services and RBS Sempra Commodities JV businesses have now effectively been completed.

On 12 October 2012, the Group announced that it had received notification of Santander’s decision to pull out of its agreed purchase of certain of the Group’s UK branched-based businesses. Santander's decision follows extensive work by both parties to separate the businesses into a largely standalone form and to prepare the business, customers and staff for transfer. RBS intends to initiate a new process of disposal following discussion with HM Treasury and the European Commission.

The Direct Line Group IPO prospectus was published on 28 September 2012 and the shares were admitted to listing on 16 October 2012. RBS Group sold 520.8 million ordinary shares in Direct Line Group, representing 34.7% of the total share capital, generating gross proceeds of £911 million. This was consistent with the already communicated plan to divest control of Direct Line Group in stages, with control ceded by the end of 2013 and complete disposal by the end of 2014.

Direct Line Group reached agreement with RBS Group in September 2012 for an arm’s-length, five year distribution agreement for the continued provision of general insurance products post-divestment. Residual IT services will also be provided under a Transitional Services Agreement.

The table below shows total income and operating profit of Direct Line Group and the UK branch-based businesses.
	Total income		Operating profit before impairments		Operating profit
	YTD Q3 2012	FY 2011	YTD Q3 2012	FY 2011	YTD Q3 2012	FY 2011
	£m	£m	£m	£m	£m	£m

Direct Line Group (1)	2,799	4,286	328	407	328	407
UK branch-based businesses	672	959	360	518	262	319

Total	3,471	5,245	688	925	590	726

The table below shows the estimated risk-weighted assets, total assets and capital of the businesses identified for disposal.
	RWAs		Total assets		Capital
	30 September 2012	31 December 2011	30 September 2012	31 December 2011	30 September 2012	31 December 2011
	£bn	£bn	£bn	£bn	£bn	£bn

Direct Line Group (1)	n/m	n/m	13.1	13.9	3.5	4.4
UK branch-based businesses (2)	10.2	11.1	19.0	19.3	1.0	1.1

Total	10.2	11.1	32.1	33.2	4.5	5.5

Notes:
(1)
Total income includes investment income of £211 million (FY 2011 - £302 million). Total assets and estimated capital include approximately £0.9 billion of goodwill, of which £0.7 billion is attributed to Direct Line Group by RBS Group.

(2)	Estimated notional equity based on 10% of RWAs.

1

Appendix 2 Businesses outlined for disposal (continued)

Further information on the UK branch-based businesses by division is shown in the tables below:

	Division		Total
	UK Retail	UK Corporate	YTD Q3 2012	FY 2011
	£m	£m	£m	£m

Income statement
Net interest income	241	256	497	689
Non-interest income	64	111	175	270

Total income	305	367	672	959

Direct expenses
- staff	(53)	(64)	(117)	(158)
- other	(70)	(42)	(112)	(166)
Indirect expenses	(46)	(37)	(83)	(117)

	(169)	(143)	(312)	(441)

Operating profit before impairment losses	136	224	360	518
Impairment losses	(42)	(56)	(98)	(199)

Operating profit	94	168	262	319

Analysis of income by product
Loans and advances	86	224	310	436
Deposits	58	108	166	245
Mortgages	106	-	106	134
Other	55	35	90	144

Total income	305	367	672	959

Net interest margin	4.64%	3.03%	3.64%	3.57%
Employee numbers (full time equivalents rounded to the nearest hundred)	2,700	1,600	4,300	4,400

	Division			Total
	UK Retail	UK Corporate	Markets	30 September 2012	31 December 2011
	£bn	£bn	£bn	£bn	£bn

Capital and balance sheet
Total third party assets (excluding mark-to- market derivatives)	7.4	11.2	-	18.6	18.9
Loans and advances to customers (gross)	7.6	11.7	-	19.3	19.5
Customer deposits	8.5	12.9	-	21.4	21.8
Derivative assets	-	-	0.4	0.4	0.4
Derivative liabilities	-	-	-	-	0.1
Risk elements in lending	0.5	0.9	-	1.4	1.5
Loan:deposit ratio	86%	88%	-	87%	86%
Risk-weighted assets	3.5	6.7	-	10.2	11.1

2